Exhibit 99.2

Cameco is one of the world’s largest uranium producers accounting for about 15% of the world’s production. Our shares are traded on the Toronto Stock Exchange under the symbol CCO and the New York Stock Exchange under the symbol CCJ.

Visit our website (cameco.com) for more information.

Letter to shareholders

Dear Shareholder,

I am pleased to welcome you to Cameco’s 2014 annual meeting of shareholders. This will be my first annual meeting as your chair, and I am excited about our progress in 2013 and the year ahead.

2013 was a busy year for the board with five major priorities:

•	strategic focus and value creation

•	risk oversight

•	financial oversight by the audit and finance committee

•	board diversity

•	board efficiency and effectiveness.

We spent a significant amount of time working with the management team on the corporate strategy to ensure it addressed the near and medium-term challenges in the nuclear industry, while positioning Cameco to benefit from the strong long-term supply and demand fundamentals.

We enhanced the risk oversight process by initiating quarterly presentations by management to the committees or, in some cases, the full board to allow a fuller understanding of the major enterprise risks and management’s mitigation strategies.

The audit and finance committee assumed responsibility for oversight of certain financial matters, including the preliminary financial review of major transactions, financings and investments prior to review by the full board.

Our work resulted in an adjustment to our growth plans to better match market opportunities which we believe will position Cameco to deliver the best value to shareholders. As we move through 2014 and despite current challenges, we remain confident of a bright future for both Cameco and the nuclear industry.

One of the board’s key responsibilities is to ensure it has the right skills, experience and qualities necessary to guide Cameco in achieving its strategic goals. Strong board leadership, continuing education and succession planning at the board level are important to Cameco’s success.

The board added significant financial expertise over the last few years through two new directors, enhancing the focus on financial performance for Cameco’s strategic growth and direction. This has assisted the board in its deliberations on financial and financing matters and other business opportunities.

The board also adopted a diversity policy that reflects broad diversity characteristics and a stated objective of achieving at least 25% female directors.

2013 PERFORMANCE HIGHLIGHTS

Despite the challenging market environment, Cameco delivered another strong year of corporate performance. Production and unit costs were generally on track, safety and environmental performance remained solid and financial results were again strong:

•	adjusted net earnings of $445 million[1]

•	record annual revenue of $2.4 billion

•	annual gross profit of $607 million from the nuclear business

•	record annual revenue of $1.6 billion from the uranium segment.

2013 Successes

•	Secured 10-year licences for the McArthur River, Key Lake and Rabbit Lake operations.

•	Secured an eight-year operating licence for the Cigar Lake mine.

•	Achieved record annual production at McArthur River/Key Lake of 20.1 million pounds (our share 14.1 million).

•	Increased uranium production by 8% to 23.6 million pounds in 2013 from 21.9 million pounds in 2012.

•	Successfully tested the jet boring system in waste and began commissioning in ore at Cigar Lake.

•	Direct administration costs were $3 million lower than in 2012, which reflects the effects of our restructuring actitivies.

14.7%

ONE-YEAR TSR

Based on the closing price of Cameco common shares on the TSX for the year ending December 31, 2013, including reinvestment of dividends

SEVEN AWARDS IN 2013

•	Top 100 Employers in Canada (Mediacorp)

•	10 Best Companies to Work For (Financial Post)

•	Saskatchewan’s Top Employers

•	Canada’s Best Diversity Employers (Mediacorp)

•	Canada’s Top Employers for Young People (Mediacorp)

•	Canada’s Top Employers for People over 40 (Mediacorp)

•	2013 Environmental and Social Responsibility Award (Prospectors and Developers Association of Canada)

This year 13 nominated directors have been put forward for election to the board. Catherine Gignac was appointed to the board on January 1, 2014 and is standing for election for the first time. Catherine brings excellent skills in finance, project value analysis and mineral resource estimation. The other 12 nominated directors were elected at our 2013 annual meeting.

LETTER TO SHAREHOLDERS     1

All 13 nominated directors represent a mix of diverse skills and business experience necessary to oversee Cameco’s strategic direction, and three of the 13 (23%) are women.

The board also spent time on improving its own process to ensure we are efficient and effective in carrying out the duties tasked by shareholders. We revised our meeting agendas to allow more time for strategic and business discussion, and developed a standard for management to use for preparing board and committee materials and highlighting key points for consideration. We also improved our own review process by revising the questionnaires the board, committees and individual directors use in the assessment process to enhance the quality of the feedback and make the process more robust.

Finally, I want to thank Victor Zaleschuk for his wisdom and steady hand in chairing the Cameco board for the past 10 years. Under his leadership, the company successfully met and dealt with multiple challenges in this difficult market. Victor continues to serve on the board, and I appreciate his guidance and advice as I assumed my new position as chair of the board.

Take some time to read the attached management proxy circular. It provides important information about the meeting, voting, the nominated directors, our governance practices and director and executive compensation. See also the report by the human resources and compensation committee to learn more about Cameco’s executive compensation program and decisions by the committee and the board on executive pay for 2013 (see page 51).

The board and management thank you for your continued confidence.

Sincerely,

Neil McMillan Chair of the board Cameco Corporation

1.	Non-IFRS measure. See note 1 on page 77 for more information.

2    CAMECO CORPORATION

Notice of our 2014 annual meeting of shareholders

You are invited to our 2014 annual meeting of shareholders:

When	Where
Wednesday, May 28, 2014	Cameco Corporation
1:30 p.m. CST	2121 - 11th Street West
Saskatoon, Saskatchewan

Your vote is important

If you held common shares in Cameco on March 31, 2014, you are entitled to receive notice of and to vote at this meeting.

See pages 5 through 11 of the attached management proxy circular for information about what the meeting will cover, who can vote and how to vote.

By order of the board,

Sean Quinn

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

April 9, 2014

NOTICE OF 2014 ANNUAL MEETING OF SHAREHOLDERS    3

Management proxy circular

You have received this circular because you owned Cameco common shares on March 31, 2014. Management is soliciting your proxy for our 2014 annual meeting of shareholders.

As a shareholder, you have the right to attend the annual meeting of shareholders on May 28, 2014 and to vote your shares in person or by proxy.

To encourage you to vote, you may be contacted directly by Cameco employees or representatives of Kingsdale Shareholder Services (Kingsdale). If you have any questions or require more information about voting your shares, contact Kingsdale at 1.888.518.1558 (toll free in North America) or 416.867.2272 (collect calls accepted) outside of North America. Or send an email to contactus@kingsdaleshareholder.com.

We are paying Kingsdale approximately $45,000 for their services.

The board of directors has approved the contents of this document and has authorized us to send it to you. We have also sent a copy to each of our directors and to our auditors.

Your package may also include our 2013 annual report (if you requested a copy or one was otherwise required to be sent to you). This information is also available on our website (cameco.com).

Sean Quinn

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

March 10, 2014

In this document, you and your refer to the shareholder. We, us, our and Cameco mean Cameco Corporation. Shares and Cameco shares mean Cameco’s common shares, unless otherwise indicated.

The information in this management proxy circular is as of March 10, 2014, unless otherwise indicated.

Your vote is important. This circular describes what the meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the meeting in person.

4    CAMECO CORPORATION

About our shareholder meeting

You can vote on items of Cameco business, receive an update on the company, meet face to face with management and interact with our board of directors. We require majority approval on the items of business, except for the election of directors (see our policy on majority voting on page 12).

Business of the meeting

DIRECTORS

You will elect 13 directors to our board to serve for a term of one year. All of the nominated directors currently serve on the board. You can vote for all of the nominated directors, vote for some of them and withhold votes for others, or withhold votes for all of them.

The director profiles starting on page 13 give information about their background and experience and membership on Cameco board committees.

We recommend that you vote for all of the nominated directors.

AUDITORS

You will vote on reappointing the auditors. The auditors fulfill a critical role, reinforcing the importance of a diligent and transparent financial reporting process that strengthens investor confidence in our financial reporting. See page 37 for a report on our external auditor assessment.

The board, on the recommendation of the audit and finance committee, has proposed that KPMG LLP (KPMG) be reappointed as our auditors until the end of our next annual meeting. KPMG, or its predecessor firms, have been our auditors since incorporation. You can vote for reappointing KPMG, or you can withhold your vote.

WE NEED A QUORUM

We can only hold the meeting and transact business if we have a quorum at the beginning of the meeting — where the people currently in attendance hold, or represent by proxy, at least 25% of our total common shares issued and outstanding.

KPMG provides us with three types of services:

•	audit services — generally relate to the audit and review of annual and interim financial statements and notes, conducting the annual audits of affiliates, auditing our internal controls over financial reporting and providing other services that may be required by regulators. These may include services for registration statements, prospectuses, reports and other documents that are filed with securities regulators, or other documents issued for securities offerings.

•	audit-related services — include advising on accounting matters, attest services not directly linked to the financial statements that are required by regulators and conducting audits of employee benefit plans.

•	tax services — relate to tax compliance and tax advice that are beyond the scope of the annual audit. These include reviewing transfer-pricing documentation and correspondence with tax authorities, preparing corporate tax returns, and advice on international tax matters, tax implications of capital market transactions and capital tax.

The table below shows the fees we paid to KPMG and its affiliates for services in 2012 and 2013.

	2013 ($)	% OF TOTAL FEES (%)	2012 ($)	% OF TOTAL FEES (%)
Audit fees
Cameco	1,443,700	45.9	1,581,700	60.4
Subsidiaries	879,500	28.0	376,400	14.4
Total audit fees	2,323,200	73.9	1,958,100	74.8
Audit-related fees
Translation services	67,200	2.1	138,600	5.3
Pensions and other	104,300	3.3	68,300	2.6
Total audit-related fees	171,500	5.4	206,900	7.9
Tax fees
Compliance	252,500	8.0	125,000	4.8
Planning and advice	398,600	12.7	329,000	12.5
Total tax fees	651,100	20.7	454,000	17.3
All other fees	—	—	—	—

Total fees	3,145,800	100.0	2,619,000	100.0

2014 MANAGEMENT PROXY CIRCULAR    5

The board has invited a representative of KPMG to attend the meeting.

We recommend you vote for reappointing KPMG as our auditors.

FINANCIAL STATEMENTS

Your package includes our 2013 annual report (which includes our consolidated financial statements for the year ended December 31, 2013 and the auditors’ report) if you requested a copy or one was otherwise required to be sent to you. You can also download a copy from our website (cameco.com/investors/briefcase/).

HAVING A ‘SAY ON PAY’

You will vote on our approach to executive compensation as disclosed in this circular. This is a non-binding advisory vote that will provide the board and the human resources and compensation committee with important feedback.

Please take some time to read about our compensation strategy and how we assess performance, make compensation decisions and manage compensation risk (see page 57 and pages 63 through 74).

You can vote for or against our approach to executive compensation through the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2014 annual meeting of shareholders.

We recommend that you vote for our approach to executive compensation.

The board believes it is important for shareholders to have a timely and effective way to provide input on this matter. This is the fifth year that shareholders will have an opportunity to have a ‘say on pay’, and we continue to evaluate the most effective means of achieving this objective.

The board and the human resources and compensation committee discussed last year’s results and the trend since 2010 on shareholders’ views on our approach to executive compensation. These discussions provided important background information and insights for our 2013 compensation review and ongoing reviews for ways to encourage dialogue and outreach with shareholders generally (see pages 27 and 45).

Following this year’s vote, the board will again examine the level of interest and nature of shareholder comments and evolving best practices by other companies.

MORE ABOUT HAVING A SAY

We introduced ‘say on pay’ in 2010 and have held an advisory vote every year since. We continue to monitor developments in executive compensation and evolving best practices to make sure our programs and decisions are appropriate.

You can write to the board or committee chair about your views on executive compensation.

AMENDING THE BYLAWS

You will vote on approving changes to our bylaws.

We have made changes to modernize our bylaws and reflect current and recommended corporate governance practices. On February 7, 2014, the board approved the adoption of the Amended and Restated Bylaw No. 7, which addresses various procedural matters in connection with the conduct of shareholder meetings and deletes sections that restate provisions of the Canada Business Corporations Act (CBCA).

The Amended and Restated Bylaw No. 7 also combines Cameco’s bylaws that were previously referred to as the general bylaw (No. 6) and the borrowing bylaw (No. 5).

The amended bylaw is subject to confirmation and approval by shareholders at the meeting, and is attached to the circular as Appendix D.

You can vote for or against the following resolution, with or without variation:

“THAT the Amended and Restated Bylaw No. 7 of Cameco Corporation, as approved by the board on February 7, 2014, as set out in Appendix D of Cameco’s proxy circular dated March 10, 2014, be and is confirmed.”

We recommend that you vote for amending the bylaws.

6    CAMECO CORPORATION

The amendments to our bylaws relating to the conduct of shareholder meetings cover four areas, as summarized below.

1.	Waiving proxy time limits and determining validity of proxies

Amendments to section 5.7 provide that:

•	an instrument of proxy will comply with CBCA requirements and any board requirements, or will be otherwise acceptable to the chair of the meeting

•	the chair’s decision about a proxy’s validity will be final and binding, and

•	the chair reserves the right to waive any deadlines for submitting proxies, similar to language commonly found in the bylaws of other Canadian companies and management information circulars, proxy forms and voting instructions forms.

2.	Adjourning shareholder meetings

Section 5.10 is new and clarifies how a shareholder meeting may be adjourned and allows the chair to adjourn a meeting without consent of the meeting in certain circumstances.

The chair has a duty to preserve order at shareholder meetings and may adjourn a meeting without consent of the meeting if:

•	quorum is lacking at the start of the meeting

•	all business of the meeting has been concluded, or

•	the meeting becomes disorderly and it has become impossible to transact business. As the CBCA does not specifically deal with adjournment procedures, clarifying the procedures helps to promote orderliness of shareholder meetings. The chair must always exercise discretion in good faith and with a view to Cameco’s best interests.

3.	Looking behind votes to confirm ownership

Section 5.11 is new and allows the chair of a meeting to ask for evidence as appropriate to determine a person’s interest in Cameco and his or her authority to vote.

It clarifies the chair’s ability to:

•	ask about a non-resident and determine compliance with our non-resident voting restrictions in exercising the chair’s power to set rules according to the company articles

•	ask about share ownership positions in addition to us requesting ownership declarations from shareholders.

4.	Introducing an advance notice bylaw for director nominations

Section 6.2 is new and sets out advance notice requirements for nominating directors. We must receive the name and other information about a nominated director between 30 to 65 days before a shareholder meeting.

The bylaw provides a transparent, structured and fair process for nominating directors so that all shareholders can be made aware of the nomination in advance of a shareholder meeting, in the event of potential proxy contests, regardless of whether shareholders are planning to vote by proxy or attend the meeting.

OTHER BUSINESS

We did not receive any shareholder proposals for this meeting, and are not aware of any other items of business to be considered at the meeting. If other items of business are properly brought before the meeting, you (or your proxyholder) can vote as you see fit.

Voting results

We will disclose the voting results on the items of business in our report on the 2014 annual meeting voting results, available on our website

(cameco.com/investors/shareholder_information/annual_meeting)

and on SEDAR.

2014 MANAGEMENT PROXY CIRCULAR    7

Who can vote

We have common shares and one class B share, but only holders of our common shares have full voting rights.

If you held common shares at the close of business on March 31, 2014 (the record date), you or the person you appoint as your proxyholder can attend the annual meeting and vote your shares. Each Cameco common share you own represents one vote, except where the ownership and voting restrictions apply.

As of March 10, 2014, we had 395,697,737 common shares issued and outstanding.

Ownership and voting restrictions

There are restrictions on owning, controlling and voting Cameco common shares whether you own the shares as a registered shareholder, hold them beneficially, or control your investment interest in Cameco directly or indirectly. These are described in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) and our company articles.

The following is a summary of the limitations listed in our company articles. See Appendix A on page 98 for the definitions in the ENL Reorganization Act, including definitions of resident and non-resident.

RESIDENTS

A Canadian resident, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 25% of the total votes that can be cast to elect directors.

NON-RESIDENTS

A non-resident of Canada, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 15% of the total votes that can be cast to elect directors.

VOTING RESTRICTIONS

All votes cast at the meeting by non-residents, either beneficially or controlled directly or indirectly, will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total shareholder votes cast at the meeting.

WHAT WE MEAN BY RESIDENCY

Cameco shares have restrictions on ownership and voting for residents and non-residents of Canada. Ownership restrictions were put in place so that Cameco would remain Canadian controlled. The uranium mining industry has restrictions on ownership by non-residents.

A resident is anyone who is not a non-resident. Residents can be individuals, corporations, trusts and governments or government agencies.

A non-resident is:

•	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada

•	a corporation

•	that was incorporated, formed or otherwise organized outside Canada, or

•	that is controlled by non-residents, either directly or indirectly

•	a trust

•	that was established by a non-resident, other than a trust for the administration of a pension fund for individuals where the majority of the individuals are residents or

•	where non-residents have more than 50% of the beneficial interest

•	a foreign government or foreign government agency.

ENFORCEMENT

The company articles allow us to enforce the ownership and voting restrictions by:

•	suspending voting rights

•	forfeiting dividends

•	prohibiting the issue and transfer of Cameco shares

•	requiring the sale or disposition of Cameco shares

•	suspending all other shareholder rights.

To verify compliance with restrictions on ownership and voting of Cameco shares, we require shareholders to declare their residency, ownership of Cameco shares and other things relating to the restrictions. Nominees such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of beneficial shareholders need to make the declaration on their behalf.

8    CAMECO CORPORATION

If you own the shares in your name, you will need to complete the residency declaration on the enclosed proxy form. Copies will be available at the meeting if you are planning to attend the meeting. If we do not receive your residency declaration, we may consider you to be a non-resident of Canada.

The chair of the meeting may ask shareholders and their nominees for additional information to verify compliance with our ownership and voting restrictions. The chair of the meeting will use the declarations and other information to decide whether our ownership restrictions have been complied with.

Principal holders of common shares

Based on a Schedule 13G that BlackRock, Inc. of New York, New York filed with the US Securities Exchange Commission on February 3, 2014, it and its subsidiaries held 23,142,966 common shares, or approximately 5.9%, of our total outstanding common shares as of December 31, 2013. Management, to the best of its knowledge, is not aware of any other shareholder holding 5% or more of our common shares.

Our class B share

The province of Saskatchewan holds our one class B share. This entitles the province to receive notices of and attend all meetings of shareholders, for any class or series.

The class B shareholder can only vote at a meeting of class B shareholders, and votes as a separate class if there is a proposal to:

•	amend Part 1 of Schedule B of the articles, which states that:

•	Cameco’s registered office and head office operations must be in Saskatchewan

•	the vice-chairman of the board, chief executive officer (CEO), president, chief financial officer (CFO) and generally all of the senior officers (vice-presidents and above) must live in Saskatchewan

•	all annual meetings of shareholders must be held in Saskatchewan

•	amalgamate, if it would require an amendment to Part 1 of Schedule B, or

•	amend the articles, in a way that would change the rights of class B shareholders.

HOW CAMECO WAS FORMED

Cameco Corporation was formed in 1988 by privatizing two crown corporations, combining the uranium mining and milling operations of Saskatchewan Mining Development Corporation and the uranium mining, refining and conversion operations of Eldorado Nuclear Limited.

Cameco received these assets in exchange for:

•	assuming substantially all of the current liabilities and certain other liabilities of the two companies

•	issuing common shares

•	issuing one class B share

•	issuing promissory notes.

The company was incorporated under the Canada Business Corporations Act.

You can find more information about our history in our 2013 annual information form, which is available on our website (cameco.com/investors).

QUESTIONS?

If you have questions about completing the proxy form or residency declaration, or about the meeting in general, contact our proxy solicitation agent, Kingsdale Shareholder Services.

Phone:	1.888.518.1558 (toll free within North America)

416.867.2272 (collect from outside North America)

2014 MANAGEMENT PROXY CIRCULAR    9

How to vote

You can vote by proxy, or you can attend the meeting and vote your shares in person.

Voting by proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote for you (called your proxyholder).

Tim Gitzel, president and CEO of Cameco, or in his absence Sean Quinn, senior vice-president, chief legal officer and corporate secretary (the Cameco proxyholders), have agreed to act as proxyholders to vote your shares at the meeting according to your instructions. Or, you can appoint someone else to represent you and vote your shares at the meeting.

If you appoint the Cameco proxyholders but do not tell them how you want to vote your shares, your shares will be voted:

•	for electing each nominated director

•	for appointing KPMG LLP as auditors

•	for amending the bylaws

•	for the advisory vote on our approach to executive compensation.

If for any reason a nominated director becomes unable to serve, the Cameco proxyholders have the right to vote for another nominated director at their discretion, unless you have indicated that you want your shares withheld from voting.

If there are amendments or other items of business that properly come before the meeting, your proxyholder can vote on each matter as he or she sees fit, as permitted by law, whether or not it is a routine matter, an amendment or contested item of business.

To be effective, CST Trust Company must receive your proxy voting instructions before 1:30 p.m. CST on Monday, May 26, 2014 for it to be valid.

If the meeting is postponed or adjourned, CST Trust Company must receive your voting instructions at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the reconvened meeting.

The chair of the meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadlines for the receipt of proxy voting instructions without notice.

Registered shareholders

PROXY VOTING PROCESS

For any of the following four ways to vote, CST Trust Company needs to receive your voting instructions before 1:30 p.m. CST on Monday, May 26, 2014.

THE VOTING PROCESS IS DIFFERENT DEPENDING ON WHETHER YOU ARE A REGISTERED OR NON-REGISTERED SHAREHOLDER

You are a registered shareholder if your name appears on your share certificate. See below for the voting process.

You are a non-registered shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder. See page 11 for information about the voting process.

VOTING RESULTS

CST Trust Company, our transfer agent, receives the votes and counts them on our behalf.

We report on voting results shortly after the meeting. Go to cameco.com/investors or sedar.com following the meeting to see the voting results.

1	On the internet

Go to proxypush.ca/cco and follow the instructions on screen. You will need your control number, which appears below your name and address on your proxy form.

2	By fax

Complete the enclosed proxy form, including the residency declaration, sign and date it and fax both pages of the form to:

CST Trust Company

Attention: Proxy department

1.866.781.3111 (toll free within North America)

1.416.368.2502 (from outside North America)

3	By mail

Complete your proxy form, including the residency declaration, sign and date it, and send it to our transfer agent in the envelope provided or to the following address:

CST Trust Company

Attention: Proxy department

P.O. Box 721

Agincourt, Ontario M1S 0A1

4	By appointing someone else to attend the meeting and vote your shares for you

Print the name of the person you are appointing as your proxyholder in the space provided. This person does not need to be a shareholder.

Make sure your appointee is aware and attends the meeting for you as your vote will not be counted

10 CAMECO CORPORATION

unless this person attends. Your proxyholder will need to check in with a CST Trust Company representative when they arrive at the meeting.

Send your completed proxy form right away.

Make sure you allow enough time for it to reach our transfer agent if you are sending it by mail.

If you are an administrator, trustee, attorney or guardian for a person who beneficially holds or controls Cameco shares, or an authorized officer or attorney acting on behalf of a corporation, estate or trust that beneficially holds or controls our common shares, follow the instructions on the proxy form.

The notice can be from you or your attorney, if they have your written authorization. If the shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

VOTING IN PERSON

Do not complete the enclosed proxy form if you want to vote in person. Your vote will be taken and counted at the meeting.

Please call Stephanie Bahnuik at Cameco (306.956.6340) to add your name to the attendee list. You also need to check in with a CST Trust Company representative when you arrive at the meeting.

Non-registered shareholders

PROXY VOTING PROCESS

Follow the instructions on the enclosed voting instruction form to submit your voting instructions on the internet or by mail.

As a non-registered (or beneficial) shareholder, you cannot vote your shares directly but can direct your nominee (the registered shareholder) how to vote your shares.

Submit your voting instructions right away to allow enough time for your nominee to receive them and send them to our transfer agent in time for the meeting. CST Trust Company will need to receive the instructions before 1:30 p.m. CST on Monday, May 26, 2014. Your nominee will likely need to receive instructions from you at least one business day before this date.

VOTING IN PERSON

If you want to vote in person, your vote will be taken and counted at the meeting. Follow the instructions on the enclosed voting instruction form to appoint yourself as proxyholder, or to appoint someone else to attend the meeting and vote for you.

Please also call Stephanie Bahnuik at Cameco (306.956.6340) to add your name (or your proxyholder’s name) to the attendee list. You (or your proxyholder) will also need to check in with a representative of CST Trust Company when you (or they) arrive at the meeting.

QUESTIONS?

If you have questions or need help voting, please contact our proxy solicitation agent, Kingsdale Shareholder Services at 1.888.518.1558.

If you are outside North America, call 1.416.867.2272 collect, or email contactus@kingsdaleshareholder.com.

If you change your mind

Regardless of whether you are a registered or non-registered shareholder, you can revoke your proxy or voting instructions if you change your mind about how you want to vote your shares. Instructions provided on a proxy form or voting instruction form with a later date, or at a later time if you are voting on the internet, will revoke any prior instructions.

Any new instructions will only take effect if they are received by CST Trust Company before 1:30 p.m. CST on Monday, May 26, 2014. If the meeting is postponed or adjourned, in order to give effect to our new voting instructions CST Trust Company must receive your new voting instructions at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the meeting is reconvened.

If you are a beneficial shareholder, contact your nominee if you want to revoke your voting instructions or vote in person instead.

If you are a registered shareholder, you can also revoke your proxy without providing new voting instructions by:

•	sending a notice in writing to the corporate secretary at Cameco, at 2121 - 11th Street West, Saskatoon, Saskatchewan S7M 1J3, so he receives it by 5:00 p.m. CST on Tuesday, May 27, 2014. If the meeting is postponed or adjourned, the corporate secretary must receive the notice by 5:00 p.m. CST on the day before the meeting is reconvened, or

•	giving a notice in writing to the chair of the meeting before the start of the meeting.

2014 MANAGEMENT PROXY CIRCULAR    11

About the nominated directors

Our board of directors is responsible for overseeing management and our business affairs. As shareholders, you elect the board to act in the best interests of Cameco.

SEE THE FOLLOWING PAGES FOR MORE INFORMATION ABOUT THE DIRECTORS:

•	Director profiles	13
•	Meeting attendance	20
•	2013 Director voting results	21
•	Board diversity	21
•	Skills and experience	22
•	Director development	23

This year the board has decided that 13 directors are to be elected. All of the nominated directors currently serve on the board.

You can vote for all of the nominated directors, vote for some of them and withhold votes for others, or withhold votes for all of them. Unless otherwise instructed, the named proxyholders will vote for each of the nominated directors (see pages 13 to 19).

Our goal is to assemble a board with the appropriate background, knowledge, skills and diversity to effectively carry out its duties, oversee Cameco’s strategy and business affairs and foster a climate that allows the board to constructively guide and challenge management.

Key attributes

We expect all board members to be financially literate, independent minded and team players. The nominating, corporate governance and risk committee also considers four other factors when assessing potential candidates:

•	the board’s overall mix of skills and experience

•	how actively the candidates participate in meetings and develop an understanding of our business

•	their character, integrity, judgment and record of achievement

•	diversity (including gender, aboriginal heritage, age and geographic representation such as Canada, the US, Europe and Asia).

SERVING TOGETHER ON OTHER BOARDS

Anne McLellan and Victor Zaleschuk serve together on the board of Agrium Inc., but they do not serve together on any committees.

See page 31 for our governance policy on serving on other boards.

Catherine Gignac joined the board on January 1, 2014. She brings experience in mining, exploration and operations, finance and investment banking. See Skills and experience on page 22 for more information about the board.

All of the nominated directors are independent, except for Tim Gitzel, our president and CEO, and Donald Deranger, non-executive chair of the board of Points Athabasca Contracting Limited Partnership, an aboriginal contractor in northern Saskatchewan that provides construction and other services to Cameco in the region. See Independence on page 30 for more information.

Each of the nominated directors is eligible to serve as a director and has expressed their willingness to do so. Directors who are elected will serve until the end of the next annual meeting, or until a successor is elected or appointed.

Our policy on majority voting

Directors require a plurality of votes to be elected, however, a director who receives more withhold than for votes must offer to resign. Our nominating, corporate governance and risk committee will review the matter and recommend to the board whether to accept the resignation or not. The director does not participate in any board or committee deliberations on the matter.

The board will announce its decision within 90 days of the meeting. It may appoint a new director to fill the vacancy if it accepts the offer, and will disclose the reasons why if it rejects the offer.

We believe our majority voting policy reflects good governance. The board adopted the policy in 2006 on the recommendation of the nominating, corporate governance and risk committee.

12    CAMECO CORPORATION

Director profiles

The table below provides information about each nominated director as of March 10, 2014, including their background and experience and memberships on other public company boards. Eleven of the 13 nominated directors (85%) are independent. Information about meeting attendance is for 2013 and holdings of Cameco shares and deferred share units (DSUs) is as of December 31, 2013. Each director has provided the information about the Cameco shares they own or exercise control or direction over.

Non-executive directors receive part of their compensation in DSUs, aligning the interests of our directors and shareholders. We calculated the total value of Cameco shares and DSUs using $22.04 for 2013 and $19.59 for 2012, the year-end closing prices of Cameco shares on the Toronto Stock Exchange (TSX). All non-executive directors who have been on the board for two years or more meet the share ownership guideline for directors (see page 47). When reviewing compliance with our share ownership guidelines, we value each director’s holdings at the price they were acquired or the year-end closing price of Cameco shares on the TSX, whichever is higher, in accordance with our share ownership guidelines. See page 49 for the percentage of compensation each non-executive director received in DSUs in 2013.

Tim Gitzel, as the only executive director, does not receive DSUs or any other director compensation.

Director since 2012 Calgary, AB Canadian Experience • Finance • Investment banking • Mergers and acquisitions

Ian Bruce (60) | Independent

Ian Bruce is the former co-chairman of the board of Peters & Co. Limited, an independent investment dealer, where he served as vice chairman, president and CEO, and CEO and co-chairman.

Ian is a fellow of the Canadian Institute of Chartered Accountants of Alberta, a recognized Specialist in Valuation under Canadian CPA rules, and has his Corporate Finance Specialist designation in Canada and the UK. He is a past member of the Expert Panel on Securities Regulation for the Minister of Finance of Canada. Ian is also a past board member and chair of the Investment Industry Association of Canada.

In addition to the public company board listed below, Ian is a director of the private companies Laricina Energy Ltd., Northern Blizzard Resources Inc., Pumpwell Solutions Ltd. and TriAxon Oil Corp. He was a director of the public companies Hardy Oil & Gas plc from 2008 to 2012 and Taylor Gas Liquids Ltd. from 1997 to 2008.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL
	Board of directors			7 of 7	4 of 4	100%
	Audit and finance			6 of 6	2 of 2	100%
	Reserves oversight			3 of 3		100%
	Safety, health and environment			5 of 5		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS
	Logan International Inc.		Audit

	SECURITIES HELD
	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guidelines
	2013	75,000	7,913	82,913	$1,827,406	Yes
	2012	75,000	2,988	77,988	$1,527,776
	Change	—	4,925	4,925	$299,630
	Options held: nil

2014 MANAGEMENT PROXY CIRCULAR    13

Director since 2011 Geneva, Switzerland Canadian and French Experience • Electricity industry • Executive compensation • Finance • International • Mergers and acquisitions • Nuclear industry

Daniel Camus (61) | Independent

Daniel Camus is the former group CFO and head of strategy and international activities of Electricité de France SA (EDF). Based in France, EDF is an integrated energy operator active in the generation (including nuclear generation), distribution, transmission, supply and trading of electrical energy with international subsidiaries. He is the CFO of the humanitarian finance organization, The Global Fund to Fight AIDS, Tuberculosis and Malaria.

Daniel holds a PhD in Economics from Sorbonne University, and an MBA in finance and economics from the Institute d’Études Politiques de Paris. Over the past 25 years, he has held various senior roles with the Aventis and Hoechst AG Groups in Germany, the US, Canada and France. He has been chair of several audit committees and brings to Cameco’s board his experience in human resources and executive compensation through his senior executive roles at international companies where he worked on business integrations in Germany, the US, Canada and France. Daniel is also a former member of the boards of EnBW AG, Constellation Energy Group, Inc. and Edison SpA.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL
	Board of directors			7 of 7	4 of 4	100%
	Audit and finance			6 of 6	2 of 2	100%
	Human resources and compensation			5 of 5	1 of 1	100%
	Safety, health and environment			5 of 5		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS
	Morphosys AG, Munich		Audit (chair)
	Valeo SA, Paris		Audit and risks (chair)
	Vivendi SA, Paris		Audit (chair)
	SGL Carbon AG, Wiesbaden		Nomination, Strategy/technology
	SECURITIES HELD
	Year	Cameco shares	Total shares and DSUs	DSUs	Total value of shares and DSUs	Meets share ownership guidelines
	2013	—	26,277	26,277	$579,143	Yes
	2012	—	15,058	15,058	$294,985
	Change	—	11,219	11,219	$284,158
	Options held: nil
Director since 2006 Toronto, ON Canadian Experience • Executive compensation • Finance • International

John Clappison (67) | Independent

John Clappison is the former managing partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP, where he spent 37 years. He is a fellow of the Canadian Institute of Chartered Accountants of Ontario.

In addition to his extensive financial experience, John brings to Cameco’s board his experience in human resources and executive compensation as a senior member of the PwC executive team. He is also a former member of the compensation committee at Canadian Real Estate Investment Trust.

In addition to the public company boards listed below, John serves as a director of the private company, Summitt Energy Holdings GP Inc. and was a director of the public companies Inmet Mining Corporation from 2010 to 2013 and Canadian Real Estate Investment from 2007 to 2011. He is actively involved with the Face the Future Foundation, the Shaw Festival Theatre Endowment Foundation and the Corporation of Roy Thomson Hall and Massey Hall Foundation. John also serves as a member of the CFO of the Year selection committee.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL
	Board of directors			7 of 7	4 of 4	100%
	Audit and finance (chair)			6 of 6	2 of 2	100%
	Human resources and compensation			2 of 2	1 of 1	100%
	Nominating, corporate governance and risk			3 of 3		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS
	Rogers Communications Inc.		Audit (chair), Pension
	Sun Life Financial Inc.		Risk review (chair), Audit

	SECURITIES HELD
	Year	Cameco shares	Total shares and DSUs	DSUs	Total value of shares and DSUs	Meets share ownership guidelines
	2013	3,000	30,802	33,802	$745,001	Yes
	2012	3,000	25,160	28,160	$551,651
	Change	—	5,642	5,642	$193,350
	Options held: nil

14    CAMECO CORPORATION

Director since 1999 Santa Fe, NM, USA American Experience • Executive compensation • International • Nuclear industry

Joe Colvin (71) | Independent

Joe Colvin is the past president of the American Nuclear Society, a not-for-profit organization that promotes the awareness and understanding of the application of nuclear science and technology. He was elected president emeritus of the Nuclear Energy Institute Inc. in 2005, after serving as the Institute’s president and CEO from 1996 to 2005. Joe has also held senior management positions with the Nuclear Management and Resources Committee and the Institute for Nuclear Power Operations, and served as a line officer with the US Navy nuclear submarine program for 20 years.

Joe has a bachelor of science degree in electrical engineering from the University of New Mexico and is a graduate of Harvard University’s advanced management program. He serves as a director of the Foundation for Nuclear Studies and the Cancer Foundation of New Mexico. He is also president, CEO and Chair of The Club at Las Campenas, a private, member-owned country club in Santa Fe, New Mexico. Other than the public company board listed below, he has not served on any other public company boards over the past five years.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL
	Board of directors			7 of 7	4 of 4	100%
	Human resources and compensation			3 of 3		100%
	Nominating, corporate governance and risk			2 of 2		100%
	Safety, health and environment (chair)			5 of 5		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS
	US Ecology Inc.		Compensation (chair)
	SECURITIES HELD
	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guidelines
	2013	4,000	86,820	90,820	$2,001,667	Yes
	2012	4,000	85,096	89,096	$1,745,392
	Change	—	1,724	1,724	$256,275
	Options held: nil
Director since 1994 Wagener, SC, USA American Experience • Executive compensation • Government relations • Legal • Nuclear industry

James Curtiss (60) | Independent

James Curtiss has been the principal of Curtiss Law since 2008. Prior to this, he was a partner with the law firm Winston & Strawn LLP in Washington, DC, where he concentrated on energy policy and nuclear regulatory law. He was a commissioner with the US Nuclear Regulatory Commission from 1988 to 1993.

James received a bachelor of arts and a juris doctorate from the University of Nebraska. He is a frequent speaker at nuclear industry conferences and has spoken on topics such as licensing and regulatory reform, advanced reactors and fuel cycle issues. He brings his legal experience in this field to the board. In addition to his extensive energy and nuclear regulatory experience as a lawyer, he has served on our human resources and compensation committee for the past 14 years and as the committee chair since 2002. James is a director of the private company, Baltimore Gas and Electric, and served on the board of Constellation Energy Group from 1994 to 2012.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL
	Board of directors			7 of 7	4 of 4	100%
	Human resources and compensation (chair)			5 of 5	1 of 1	100%
	Nominating, corporate governance and risk			5 of 5		100%
	Other public company boards and committee memberships: none
	SECURITIES HELD
	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guidelines
	2013	17,321	108,028	125,349	$2,762,698	Yes
	2012	17,321	105,884	123,205	$2,413,577
	Change	—	2,144	2,144	$349,121
	OPTIONS HELD*
	Date granted		Expiry date	Exercise price	Total unexercised	Value of in-the- money options**
	Sept 21/04		Sept 20/14	$15.792	3,300	$20,618

*       Options held refers to options under our stock option plan that have not been exercised. The board stopped granting options to directors on October 28, 2003. In 2004, James Curtiss exercised reload options to receive additional options with a 10-year term. The exercise price and number of options have been adjusted to reflect stock splits of Cameco shares.

**     Value of in-the-money options is calculated as the difference between $22.04 (the 2013 year-end closing price of Cameco shares on the TSX) and the exercise price, multiplied by the total unexercised.

2014 MANAGEMENT PROXY CIRCULAR    15

Director since 2009 Prince Albert, SK Canadian Experience • Aboriginal affairs • First Nations governance	Donald Deranger (58) | Not independent

Donald Deranger is an advisor to the Athabasca Basin Development Corporation and non-executive chair of the board of Points Athabasca Contracting Limited Partnership, a northern Saskatchewan aboriginal contractor, which does business with Cameco. He is the past president of Learning Together, a non-profit aboriginal organization that works to build relationships with the mining industry and continues to assist in an ex-officio capacity. He was the Athabasca Vice Chief of the Prince Albert Grand Council from 2003 to 2012.

	Donald also serves as a director of Mackenzie River Basin Board, Keepers of the Athabasca Watershed Council, and Sylvia Fedorchuk Centre for Nuclear Innovation.

An award-winning leader in the Saskatchewan aboriginal community, Donald brings to the board a deep understanding of the culture and peoples of northern Saskatchewan where our richest assets are located. Donald has not served on any other public company boards over the past five years.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL
	Board of directors			7 of 7	4 of 4	100%
	Reserves oversight			3 of 3		100%
	Safety, health and environment			5 of 5		100%
	Other public company boards and committee memberships: none
	SECURITIES HELD
			Total shares and Total value of shares			Meets share
	Year	Cameco shares	DSUs	DSUs	and DSUs	ownership guidelines
	2013	—	20,015	20,015	$441,135	Yes
	2012	—	15,676	15,676	$307,096
	Change	—	4,339	4,339	$134,039
	Options held: nil

Director since 2014 Mississauga, ON Canadian Experience • Mining, exploration and operations • Investment industry • Mineral resource estimation • Project value analysis	Catherine Gignac (52) | Independent

Catherine Gignac is the principal of Catherine Gignac & Associates since 2011. Formerly, she was a mining equity research analyst with NCP Northland Capital Partners from 2009 to 2011 and prior to that she held the same position with Wellington West Capital Markets. She has more than 30 years’ experience as a mining equity research analyst and geologist. She held senior positions with leading firms, including Merrill Lynch Canada, RBC Capital Markets, UBS Investment Bank and Dundee Capital Markets Inc. and Loewen Ondaatje McCutcheon Limited.

Catherine is a member of the CSA’s mining technical advisory and monitoring committee, the CFA Institute, the Mineral Resource Analyst Group, the Canadian Institute of Mining & Metallurgy and the Prospectors and Developers Association of Canada.

As an analyst she has covered the mining and minerals sector, including large and small cap companies with a focus on precious and base metal mining. She has extensive experience in project value analysis and mergers and acquisitions. Catherine served on the board of Azul Ventures Inc. from 2012 to 2013. She is actively involved with the Crohn’s & Colitis Foundation of Canada.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL
	Catherine has not yet been appointed to any committee. Since her appointment on January 1, 2014, she has been attending all committee meetings as part of her director orientation.
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS
	Corvus Gold Inc.		Compensation (chair), Corporate governance
	St. Andrew Goldfields Ltd.		Audit, Environmental, health, safety and technical (chair)
	Trevali Mining Corporation		Audit, Corporate governance, Sustainability
	SECURITIES HELD
			Total shares and Total value of shares			Meets share
	Year	Cameco shares	DSUs	DSUs	and DSUs	ownership guidelines
	—	—	—	—	—	Yes (has until January 2019 to acquire shares and DSUs equal to $420,000)
	Options held: nil

16    CAMECO CORPORATION

Director since 2011 Saskatoon, SK Canadian Experience • International • Mining • Nuclear industry	Tim Gitzel (51) | President and CEO | Not independent

Tim Gitzel is president and CEO of Cameco since 2011. He was appointed president in 2010 and served as senior vice-president and COO from 2007 to 2010. Tim has 19 years of senior management experience in Canadian and international uranium activities. Prior to joining Cameco, he was executive vice president, mining business unit for AREVA in Paris, France, where he was responsible for global uranium, gold, exploration and decommissioning operations in 11 countries.

Tim received his bachelor of arts and law degrees from the University of Saskatchewan. He was appointed to The Mosaic Company board in October 2013. He served as chair of the World Nuclear Association from 2012 to 2014. He was a director of the Nuclear Energy Institute for 2011 through 2013 and vice chair of the 2013 Memorial Cup Organizing Committee for the Canadian Junior Hockey Championships held in Saskatoon.

Tim is also past president of the Saskatchewan Mining Association, and has served on the boards of SaskEnergy Corporation, the Saskatchewan Chamber of Commerce and Junior Achievement of Saskatchewan. Except for the public company listed below, Tim has not served on any other public company boards over the past five years.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE				IN PERSON	TELECONFERENCE	OVERALL
	Board of directors				7 of 7	4 of 4	100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS
	The Mosaic Company		Corporate governance and nominating
	SECURITIES HELD
					Total shares,	Total value of shares,	Meets share
	Year	Cameco shares	PSUs*	RSUs	PSUs and RSUs	PSUs and RSUs**	ownership guidelines
	2013	40,462	152,200	70,000	262,662	$5,789,070	Has no share
	2012	33,173	97,100	70,000	200,273	$3,923,348	ownership requirement
	Change	7,289	55,100	—	62,389	$1,865,722	as a director.
							See page 65 for his
							share ownership
							requirement as CEO
	* Tim’s 25,000 PSUs from 2011 vested on December 31, 2013, and were paid out on March 3, 2014. These 2011 PSUs are included in the PSU totals.

**     Value of shares ($891,782), PSUs ($3,354,488) and restricted share units (RSUs) ($1,542,800) are calculated using $22.04 for 2013 and $19.59 for 2012, the year-end closing prices of Cameco shares on the TSX. This is the total value of Tim’s accumulated shares and other equity-based holdings.

	Options held: See Incentive plan awards on page 87.
Director since 2009 Toronto, ON Canadian Experience • CEO experience • Executive compensation • Exploration • International • Mining	James Gowans (62) | Independent

James Gowans is Executive Vice President and Chief Operating Officer of Barrick Gold Corporation since January 20, 2014. He was managing director of the Debswana Diamond Company in Botswana from 2011 to 2014. He is the former COO and chief technical officer of DeBeers SA (2010), and was the CEO of DeBeers Canada Inc from 2006 to 2010. Prior to that, he was the senior vice-president and COO of PT Inco in Indonesia, a nickel producing company, and served on the board of Bison Gold Resources Inc., a junior exploration public company. James is the past chair of The Mining Association of Canada.

James received a bachelor of applied science degree in mineral engineering from the University of British Columbia and attended the Banff School of Advanced Management. He has extensive mining knowledge and perspective on the importance of corporate social responsibility. His human resources experience includes a previous position as vice president, human resources at Placer Dome.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE				IN PERSON	TELECONFERENCE	OVERALL
	Board of directors				7 of 7	4 of 4	100%
	Nominating, corporate governance and risk				2 of 2		100%
	Reserves oversight				2 of 3		67%
	Safety, health and environment				5 of 5		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS
	PhosCan Chemical Corp.		Compensation (chair), Corporate governance and nominating, Corporate finance
	SECURITIES HELD
					Total shares and	Total value of shares	Meets share
	Year	Cameco shares		DSUs	DSUs	and DSUs	ownership guidelines
	2013	1,000		35,301	36,301	$800,066	Yes
	2012	1,000		24,936	25,936	$508,088
	Change	—		10,365	10,365	$291,978
	Options held: nil

2014 MANAGEMENT PROXY CIRCULAR    17

Director since 1992 Saskatoon, SK Canadian Experience • Board governance • Legal	Nancy Hopkins (59) | Independent

Nancy Hopkins, Q.C., is a partner with the law firm McDougall Gauley LLP in Saskatoon, where she concentrates on corporate and commercial law and taxation. Nancy was chair of the board of governors of the University of Saskatchewan from 2010 to 2013, chair of the board of the Saskatoon Airport Authority from 2009 to 2012, and serves as a director and chair of the governance committee of the Canada Pension Plan Investment Board.

Nancy received her bachelor of commerce and laws degrees from the University of Saskatchewan, and is an honorary member of the Institute of Chartered Accountants of Saskatchewan. She brings to the board extensive experience in the Saskatchewan business community, and her board experience with a wide range of respected organizations has provided her with a strong governance background and a wealth of knowledge. Except for the public companies listed below, she has not served on any other public company boards over the past five years.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL
	Board of directors			7 of 7	4 of 4	100%
	Audit and finance			6 of 6	2 of 2	100%
	Nominating, corporate governance and risk (chair)			5 of 5		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS
	Growthworks Canadian Fund Ltd.			Audit and valuation (chair)
	Growthworks Commercialization Fund Ltd.			Audit and valuation (chair)
	SECURITIES HELD
			Total shares and Total value of shares			Meets share
	Year	Cameco shares	DSUs	DSUs	and DSUs	ownership guidelines
	2013	38,500	22,946	61,446	$1,354,266	Yes
	2012	38,500	20,183	58,683	$1,149,598
	Change	—	2,763	2,763	$204,668
	Options held: nil
Director since 2006 Edmonton, AB Canadian Experience • Corporate social responsibility • Executive compensation • Government relations	Anne McLellan (63) | Independent

The Honourable Anne McLellan is a former Deputy Prime Minister of Canada and has held several senior cabinet positions, including federal Minister of Natural Resources, Minister of Health, Minister of Justice and Attorney General of Canada, and federal interlocutor of Métis and non-status Indians. Since leaving politics, she served as distinguished scholar in residence at the University of Alberta in the Alberta Institute for American Studies from 2006 to 2013 and is senior advisor in the national law firm Bennett Jones LLP.

Anne holds a bachelor of arts degree and a law degree from Dalhousie University, and a master of laws degree from King’s College, University of London. She serves on the Royal Alexandra Hospital Foundation where she was chair from 2011 to 2013, and served on the board of Canadian Business for Social Responsibility from 2007 to 2011. In addition to her extensive experience in federal administration and policy, Anne served on the board of Nexen Inc. from 2006 to 2013 and as a member of its compensation committee. Anne also serves on the board of Agrium Inc. where she chairs the environmental, health and safety committee, and is a director of the Edmonton Regional Airport Authority, Canada’s fifth largest airport, where she formerly served as chair of the governance and compensation committee.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL
	Board of directors			7 of 7	4 of 4	100%
	Audit and finance			4 of 5	1 of 1	83%
	Human resources and compensation			5 of 5	1 of 1	100%
	Nominating, corporate governance and risk			5 of 5		100%
	Safety, health and environment			2 of 2		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS
	Agrium Inc.		Audit, Health, safety and security
	SECURITIES HELD
			Total shares and Total value of shares			Meets share
	Year	Cameco shares	DSUs	DSUs	and DSUs	ownership guidelines
	2013	100	24,206	24,306	$535,693	Yes
	2012	100	21,376	21,476	$420,714
	Change	—	2,830	2,830	$114,979
	Options held: nil

18    CAMECO CORPORATION

Director since 2002 Saskatoon, SK Canadian Experience • CEO experience • Executive compensation • Government relations • Investment industry • Mining	Neil McMillan (62) | Chair of the board (since May 2013) | Independent
	Neil McMillan is president and CEO of Claude Resources Inc., a Saskatchewan-based gold mining and oil and gas producing company. Neil will retire from this position on March 31, 2014. He previously served on the board of Atomic Energy Canada Ltd., a Canadian government nuclear reactor production and services company.

Neil holds a bachelor of arts degree from the University of Saskatchewan, and is a former member of the Saskatchewan legislature. Neil’s CEO experience gives the board access to a ground level view of many of the daily mining risks and opportunities faced by Cameco. His background as an investment adviser and legislator, and his knowledge of the political and business environment in Saskatchewan, are valuable when the board is reviewing investment opportunities. In addition to his extensive experience as a senior executive, he has served on the compensation and audit committees of other public company boards and served two years on Cameco’s human resources and compensation committee. Neil served as a director of Philom Bios Inc. from 1997 to 2003. Except for the public company boards listed below, Neil has not served on any other public company boards over the past five years.

	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL*
	Board of directors			7 of 7	4 of 4	100%
	Human resources and compensation			2 of 2	1 of 1	100%
	Reserves oversight			1 of 1
	* As board chair starting in May 2013, Neil also attended 20 committee meetings in an ex-officio capacity.
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS
	Claude Resources Inc.		CEO
	Shore Gold Inc.		Audit, Compensation
	SECURITIES HELD

			Total shares and Total value of shares			Meets share
	Year	Cameco shares	DSUs	DSUs	and DSUs	ownership guidelines
	2013	600	44,842	45,442	$1,001,542	Yes (has until May 2016
	2012	600	33,910	34,510	$676,051	to acquire additional
	Change	—	10,932	10,932	$325,491	shares and DSUs equal
						to $1,020,000)
	Options held: nil
Director since 2001 Calgary, AB Canadian Experience • Board governance • CEO experience • Executive compensation • Finance • International • Mergers and acquisitions	Victor Zaleschuk (70) | Former Chair of the board | Independent

Victor Zaleschuk is the former president and CEO of Nexen Inc., a formerly publicly-traded independent global energy and chemicals company. Victor served as Cameco’s chair from 2003 to 2013. In 2012, Victor became the chair of the board of Agrium Inc.

He brings to the board his vast experience in the resource industry as the former CEO of a major Canadian oil and gas company with international holdings, a financial background as a former CFO, and experience in mergers and acquisitions. He has gained human resources expertise through his participation on the boards of Nexen Inc., Agrium Inc. and Cameco.

	Victor holds a bachelor of commerce degree from the University of Saskatchewan and has been a chartered accountant since 1967. Victor served on the board of Nexen Inc. from 1997 to 2013.
	BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE			IN PERSON	TELECONFERENCE	OVERALL*
	Board of directors (chair)			7 of 7	4 of 4	100%
	Human resources and compensation			3 of 3		100%
	Nominating, corporate governance and risk			2 of 3		67%
	Reserves oversight			2 of 2		100%
	* As board chair from January to May 2013, Victor also attended 9 committee meetings in an ex-officio capacity.
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS
	Agrium Inc.		Board chair, Corporate governance and nominating
	SECURITIES HELD
			Total shares and Total value of shares			Meets share
	Year	Cameco shares	DSUs	DSUs	and DSUs	ownership guidelines
	2013	28,615	76,854	105,469	$2,324,529	Yes
	2012	28,615	69,523	98,138	$1,922,517
	Change	—	7,331	7,331	$402,012
	Options held: nil

2014 MANAGEMENT PROXY CIRCULAR    19

Meeting attendance

We believe that an active board governs more effectively. We expect our directors to attend all board meetings, all of their committee meetings, and the annual meeting of shareholders. Directors can participate by teleconference if they are unable to attend board and committee meetings in person. The board must have a majority of directors in attendance to hold a meeting and transact business. In 2013, the board and committees met in camera without management present at all meetings and the independent directors met in camera once.

The table below shows the number of meetings each director attended in 2013. All directors attended the 2013 annual meeting. Our board chair is an ex-officio member of each board committee. Victor Zaleschuk attended nine committee meetings from January to May 2013, and Neil McMillan attended 20 committee meetings as chair-elect or ex-officio member. Board committees operate independently of management, so Tim Gitzel, our president and CEO, is not a member of any board committee. See Our expectations for directors on page 31 for more information.

NAME	INDEPENDENT	BOARD		AUDIT AND FINANCE COMMITTEE		HUMAN RESOURCES AND COMPENSATION COMMITTEE		NOMINATING, CORPORATE GOVERNANCE AND RISK COMMITTEE		RESERVES OVERSIGHT COMMITTEE		SAFETY, HEALTH AND ENVIRONMENT COMMITTEE
Ian Bruce	yes	11 of 11	100%	8 of 8	100%					3 of 3	100%	5 of 5	100%
Daniel Camus	yes	11 of 11	100%	8 of 8	100%	6 of 6	100%					5 of 5	100%
John Clappison	yes	11 of 11	100%	8 of 8 Chair	100%	3 of 3	100%	3 of 3	100%
Joe Colvin	yes	11 of 11	100%			3 of 3	100%	2 of 2	100%			5 of 5	100%
												Chair
James Curtiss	yes	11 of 11	100%			6 of 6 Chair	100%	5 of 5	100%
Donald	no	11 of 11	100%							3 of 3	100%	5 of 5	100%
Deranger
Tim Gitzel	no	11 of 11	100%
James Gowans	yes	11 of 11	100%					2 of 2	100%	2 of 3 Chair	67%	5 of 5	100%
Nancy Hopkins	yes	11 of 11	100%	8 of 8	100%			5 of 5 Chair	100%
Oyvind Hushovd	—	4 of 4	100%	2 of 2	100%	3 of 3	100%			0 of 1	—
Anne McLellan	yes	11 of 11	100%	5 of 6	83%	6 of 6	100%	5 of 5	100%			2 of 2	100%
Neil McMillan	yes	11 of 11 Chair	100%			3 of 3	100%			1 of 1	100%
Victor Zaleschuk	yes	11 of 11	100%	2 of 2	100%	6 of 6	100%	4 of 5	80%	3 of 3	100%	2 of 2	100%
Total # of meetings			11		8		6		5		3		5

20    CAMECO CORPORATION

2013 Director voting results

The table below shows the voting results for each of the nominated directors who stood for election at our 2013 annual meeting of shareholders.

NAME	INDEPENDENT	% VOTED FOR	% WITHHELD
Ian Bruce	yes	96.90%	3.10%
Daniel Camus	yes	91.40%	8.60%
John Clappison	yes	92.47%	7.53%
Joe Colvin	yes	96.70%	3.30%
James Curtiss	yes	92.33%	7.67%
Donald Deranger	no	85.07%	14.93%
Tim Gitzel	no	96.78%	3.22%
James Gowans	yes	96.89%	3.11%
Nancy Hopkins	yes	96.75%	3.25%
Anne McLellan	yes	92.24%	7.76%
Neil McMillan (Board chair since May 2013)	yes	90.01%	9.99%
Victor Zaleschuk	yes	96.70%	3.30%

Board diversity

We are subject to terms of the Investment Canada Act, the Uranium Non-Resident Ownership Policy and the Canada Business Corporations Act, which require at least two-thirds of our directors to be Canadian citizens and half to be Canadian residents.

We have long believed that a diverse board is an important asset for good decision-making and an important element of good governance. The board formally adopted a diversity policy in February 2014 to highlight the importance we place on differences in skills, experience, gender, age, ethnicity and geographic background.

The diversity policy sets out six key criteria for the composition of the board, including a target percentage for women:

•	at least one aboriginal director from Saskatchewan

•	two directors who are US residents

•	one or two directors from Europe and/or Asia

•	at least 25% of directors who are women

•	directors of various ages

•	directors with differing backgrounds and experience.

Following the board’s discussion in 2012 about the importance of having another female director, we recruited Catherine Gignac who has a strong background in mining, exploration and operations and mineral resource estimation. We appointed Catherine Gignac to the board as of January 1, 2014, increasing the total women on the board to three, or 23% of the board.

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The table below shows the composition of our board based on the six criteria in our diversity policy.

NAME	ABORIGINAL FROM SASKATCHEWAN	US RESIDENTS	FROM EUROPE AND/OR ASIA	FEMALE	VARIOUS AGES	DIFFERENT BACKGROUNDS AND EXPERIENCE
Ian Bruce[1]					✓	✓
Daniel Camus			✓		✓	✓
John Clappison					✓	✓
Joe Colvin		✓			✓	✓
James Curtiss		✓			✓	✓
Donald Deranger	✓				✓	✓
Catherine Gignac				✓	✓	✓
Tim Gitzel					✓	✓
James Gowans					✓	✓
Nancy Hopkins				✓	✓	✓
Anne McLellan				✓	✓	✓
Neil McMillan					✓	✓
Victor Zaleschuk					✓	✓
23%

Five non-executive directors have joined the board in the last five years, bringing experience in Canadian aboriginal affairs, mining and exploration, finance and investment banking, mergers and acquisitions, and international experience in energy and the nuclear industries.

The nominating, corporate governance and risk committee reviews board diversity annually and recommends to the board measurable objectives for achieving diversity on our board.

Skills and experience

A board with a broad mix of skills and experience is better equipped to oversee our strategic direction and issues that arise with a company of our size and complexity, and to make more informed decisions. Our directors bring valuable skills, extensive experience and functional expertise to the board. They also draw on a variety of resources to support their decision-making, including management materials on Cameco and the nuclear industry, their own business experience and research, knowledge gained from serving on other boards and an unfettered look at Cameco and the industry through a media monitoring service.

SKILLS MATRIX

Each director must be financially literate, independent minded and a team player. These are core attributes that we believe are fundamental to serving on our board. We use a skills matrix to assess board composition and ensure we have an appropriate mix of skills and attributes for proper oversight and carrying out its duties.

The table below lists the categories we believe are essential for our board to effectively govern and act as a strategic resource for Cameco and the level of expertise indicated by the current directors in their 2013 self-assessments. Directors complete a self-assessment every year.

22    CAMECO CORPORATION

SELF-ASSESSMENT OF SKILLS AND EXPERIENCE	EXPERT	STRONG WORKING KNOWLEDGE	BASIC LEVEL OF KNOWLEDGE
Board experience	8	5	0
Prior or current experience as a board member for a major organization with a current governance mindset, including a focus on corporate social responsibility
Business judgment	8	5	0
Track record of leveraging own experience and wisdom in making sound strategic and operational business decisions; demonstrates business acumen and a mindset for risk oversight
Financial expertise	5	6	2
Experience as a professional accountant, CFO or CEO or in financial accounting and reporting and corporate finance
Government relations	5	7	1
Experience in, or a thorough understanding of, the workings of government and public policy both domestically and internationally
Human capital	8	4	1
Experience in executive compensation and the oversight of succession planning and talent development and retention programs
Industry knowledge	4	6	3
Knowledge of the uranium/nuclear industries, market and business imperatives, international regulatory environment and stakeholder management
International	6	4	3
Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in countries or regions where we have or are developing operations
Investment banking/mergers and acquisitions	4	6	3
Experience in the field of investment banking or in mergers and acquisitions
Managing/leading growth	8	3	2
Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects
Mining, exploration and operations	4	5	4
Experience with a leading mining or resource company with reserves, exploration and operations expertise
Operational excellence	4	3	6
Experience in a complex chemical or nuclear operating environment, creating and maintaining a culture focused on safety, the environment and operational excellence

Director development

Members of our board must be knowledgeable about issues affecting our business, the nuclear industry, governance, compensation and related matters. Orientation benefits new directors and continuing education helps all directors keep abreast of important developments and understand issues within the context of our business.

ORIENTATION

Our orientation program familiarizes new directors with Cameco, the nuclear and uranium mining industries and what we expect of the board and committees. They receive an educational manual with information on Cameco and the uranium and nuclear industries, including copies of our recent regulatory filings, financial statements, governance documents and key policies. New directors attend a nuclear industry seminar presented by us and, for each committee they join, a round table discussion with the committee chair and appropriate management representatives. They also meet senior management through presentations and informal social gatherings.

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CONTINUING EDUCATION

The board and committees receive presentations on topical issues for key business decisions and strategic planning, for enterprise risks and in response to director requests. Every year directors visit a facility we operate or other nuclear facility, and attend external conferences and seminars.

We updated our board education policy in October 2013 to include self-directed education. We provide the board with information on relevant webinars and other education opportunities, together with management’s recommendations and comments.

Directors identify educational needs through self-assessment surveys, in-person meetings with the chair of the nominating, corporate governance and risk committee and the board and committee process. The corporate secretary also consults with the board and committee chairs and arranges internal presentations for the board and adds pertinent conferences and seminars to the calendar of education opportunities.

New committee members receive a copy of the committee’s mandate and minutes of the four most recent committee meetings. They also meet with the committee’s key management representatives to discuss recent activities and other issues or concerns. Our committees educate their members through in-house presentations made or hosted by management. Board members also attend external seminars and conferences on matters they’ve identified or identified by management, the corporate secretary or a committee chair.

We pay directors’ fees and expenses for attending conferences and events that are important for enhancing their knowledge for serving on our board.

2013 DIRECTOR DEVELOPMENT	PRESENTED/HOSTED BY	ATTENDED BY
Audit and finance
First year of audited IFRS financial statements:	KPMG	A. Anne McLellan
Questions directors should ask auditors and management
Enhancing audit effectiveness: Role of audit committee	Institute of Corporate Directors (ICD)	A. Anne McLellan
Audit committee conference for members of financial institutions	PwC	John Clappison
Enhancing committee effectiveness	Canadian Audit Committee Network	John Clappison
Annual insurance issues conference	John Clappison, panelist	John Clappison
KPMG Canadian Audit Committees
Tax morality and tax transparency	KPMG Audit Committee Roundtable	Nancy Hopkins
Compensation
Human resources and compensation committee effectiveness	ICD	Neil McMillan
Performance vs. retention: Do you really have to choose	National Association of Corporate Directors (NACD)	James Curtiss
Executive compensation	Federated Press	A. Anne McLellan
Experts discuss trends in board of director fees	S&P Board Profile	James Curtiss
A new C-suite succession framework: Preparing for both planned and sudden departures	Corporate Board Member	James Curtiss
Organizational effectiveness – Aligning business strategy and performance	Koenig & Associates Inc.	Nancy Hopkins
Compensation series – Going to the mattresses with ISS	NACD	Nancy Hopkins
Corporate social responsibility
First Nation & Metis – Development and political trends	Gary Merasty, Vice-President, Corporate Social Responsibility, Cameco	All directors
Best practice social responsibility	Institute of Financial Accountants (IFA)	Daniel Camus
Economic and market
Macro topics energy conference	Peters & Co.	Ian Bruce
International investing from the front lines	The Canadian Club of Toronto	Nancy Hopkins
Energy conference	Peters & Co.	Ian Bruce

24    CAMECO CORPORATION

2013 DIRECTOR DEVELOPMENT	PRESENTED/HOSTED BY	ATTENDED BY
Current market conditions and the macroeconomic outlook	NASDAQ OMX	Nancy Hopkins
Economic determination of uranium assets	Alain Mainville, Director Mineral Resource	All directors
Management, Cameco
Scott Bishop, Principal Mine Engineer,
Technical Services, Cameco
Governance
Bring talent to the table:	ICD	Nancy Hopkins
The board’s role in talent management
Directors current issues	Korn Ferry	Ian Bruce
The future of directorship	Bill Dimma / ICD	Nancy Hopkins
Beyond compliance Transformational transactions: The board’s role	Deloitte The Directors Series Centre for Corporate Governance	Nancy Hopkins
National conference: Shareholderactivism “short- and long-termism” and fellowship awards gala	ICD	James Gowans Nancy Hopkins	Neil McMillan
Special committees to the board: when, why and how?	Canadian Bar Association Annual Conference	Nancy Hopkins
Cutting through complexity: Musings from two board gurus	ICD	Nancy Hopkins
10th annual boardroom summit	Corporate Board Member	John Clappison	James Curtiss
High performance boards	IMD Business School, Switzerland	Daniel Camus
The next wave in regulation and compliance	NACD	Nancy Hopkins
Meeting shareholder expectations	Lexpert – Corporate Governance	A. Anne McLellan
Disruptive technologies: What boards need to know	NACD	Nancy Hopkins
Mining and operations
Rabbit Lake minesite visit	Cameco management	SHE committee members	James Curtiss
McArthur River minesite visit	Cameco management	Nancy Hopkins Anne McLellan	Victor Zaleschuk
Kazakhstan site visit	Cameco management	Ian Bruce	Nancy Hopkins
	Kazakhstan Government	John Clappison	James Gowans
	Joint Venture Partners	Donald Deranger	Joe Colvin
Nuclear industry
World nuclear fuel cycle conference	World Nuclear Association/ Nuclear Energy Institute (WNA/NEI)	Tim Gitzel
Annual symposium	WNA	Tim Gitzel
Annual CEO conference	Institute of Nuclear Power Operations (INPO)	Joe Colvin James Curtiss	Tim Gitzel
Risk
Reputations at risk: The role of the board	ICD	Nancy Hopkins	A. Anne McLellan
Enterprise risk management	ICD	Don Deranger	Neil McMillan
Managing risk in a transformation	PwC	John Clappison
Cleaning up corruption: Why anti-corruption compliance should be on the board agenda	PwC Audit Committee Connect	A. Anne McLellan
Managing risk for strategic value and competitive advantage	KPMG Audit Committee Institute	Nancy Hopkins
Strategic risk council	Conference Board of Canada	Nancy Hopkins
Managing third party integrity risk in today’s global business environment	KPMG Advisory Institute	Nancy Hopkins
How corporate culture can breed fraud if left unchecked	NACD	Nancy Hopkins

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Governance at Cameco

We believe that sound governance is the foundation for strong corporate performance.

This section tells you about three key elements of governance at Cameco: our shareholder commitment, our governance principles, and how our board operates.

Our shareholder commitment		27
•	Separate chair and CEO positions	27
•	Shareholder engagement	27

Governance principles		28
•	Policies and standards	28
•	Communicating with the board	29

About the board		30
•	Independence	30
•	Our expectations for directors	31
•	Role of the board	32
•	Assessment	34
•	Board committees	36

26    CAMECO CORPORATION

Our shareholder commitment

We believe in strong stewardship, and are committed to increasing Cameco’s value to benefit all shareholders.

Separate chair and CEO positions

Leadership starts at the top, and we believe it is important to maintain separate chair and CEO positions. Both positions are appointed by the board.

We have had an independent, non-executive chair of the board since 2003. A non-executive chair provides the board with stronger leadership, fosters more effective decision-making and avoids conflicts of interest. It also allows for more oversight and ability to hold management accountable for the company’s activities.

Shareholder engagement

We communicate openly with shareholders and other key stakeholders, and have constructive dialogue on governance and disclosure matters that are in the public domain.

SHAREHOLDER FEEDBACK

We review our engagement practices regularly, and encourage dialogue with our many stakeholders.

GOVERNANCE

The board adopted a position on shareholder engagement in 2010 to establish engagement practices based on shareholders’ needs and evolving governance practices. Our goal is to provide shareholders with clear disclosure on our governance and compensation practices and to make continuous improvements.

We meet with our large shareholders, governance organizations and shareholder groups on request or as a follow-up to governance questions raised in our regular investor meetings.

Following our 2013 annual meeting, we contacted Glass Lewis & Co., LLC and ISS Corporate Services (ISS), two proxy advisory firms that provide voting and other governance advice to institutional investors. We received suggestions and other valuable feedback on our disclosure through this engagement process and, as a result, enhanced our disclosure about performance and the scorecard under the short-term incentive plan (see pages 69, 77 and 78 for more information).

INCREASED ACCOUNTABILITY

In 2012, the board adopted a new position description for the CEO with expanded descriptions of most of the CEO’s responsibilities and four additional responsibilities that are consistent with the CEO’s current role. It also revised the board survey to increase the focus on CEO evaluation.

In 2011, the board adopted a new position description for the board chair, explaining more fully the appointment, terms and responsibilities of the position.

You can find the new position descriptions on our website (cameco.com/responsibility/governance).

COMPENSATION

We recognize that shareholders and others are keenly interested in executive compensation matters.

We have held ‘say on pay’ advisory votes since 2010 to give shareholders an opportunity to express their views on our approach to executive compensation, and each year have received approval ratings of over 90%. We recognize there is growing investor scrutiny around pay for performance and delivering value to shareholders, and are therefore holding another ‘say on pay’ vote in 2014 (see page 6 for details).

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Governance principles

Policies and standards

CODE OF CONDUCT AND ETHICS

We expect employees, officers, directors and contractors to act with honesty, integrity and impartiality to earn the trust of our shareholders, other stakeholders, customers and communities where we operate.

The code contains principles and guidelines for ethical behaviour in eight key areas:

•	financial reporting and accountability

•	confidentiality

•	conflicts of interest

•	complying with the laws, rules and regulations that apply to us (including safety, health, environmental, import, export, securities disclosure and insider trading laws)

•	corporate opportunities

•	identifying and preventing fraud

•	reporting illegal or unethical behaviour

•	reporting violations of the code.

New employees must read the code, sign an acknowledgement that they will follow the code and disclose any conflicts of interest. Directors, officers and employees who have supervisory responsibilities or work in supply chain management, exploration and human resources must review the code every year and sign a certificate of compliance. Directors must declare any conflicts of interest and excuse themselves from any discussions or decisions where their business or personal interests would create a conflict of interest.

Any potential concerns are reported to management’s conduct and ethics committee, which reviews employee-related concerns. Concerns relating to senior management and directors are reviewed by the audit and finance committee.

Employees can report a concern about inappropriate business conduct confidentially and anonymously through our ethics (whistleblower) hotline or online. We implemented the hotline in 2006 and a web-based training and compliance tool in 2012.

We made minor updates to our code of conduct and ethics in December 2013 and implemented an online short-form training course for annual certification purposes.

You can find a copy of the code on our website (cameco.com/responsibility/governance/ethics), or write to our corporate secretary.

COMPLIANCE

We are a public company and our shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

We comply with various corporate governance guidelines and requirements in Canada and the United States:

•	the corporate governance standards that apply to Canadian companies listed on the TSX, the requirements of the Sarbanes-Oxley Act of 2002 (SOx) and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the Securities and Exchange Commission (SEC) in the US

•	voluntarily with most of the NYSE corporate governance standards that apply to US issuers, including the NYSE director indepence standards. However, in certain cases we may determine that a director who does not meet those standards is independent as long as the Canadian independence standards are satisfied.

•	NYSE governance standards require shareholders to approve all equity compensation plans and any material revisions to the plans, whether or not the securities issued under the plans are newly issued or purchased on the open market, subject to a few limited exceptions. However, we adhere instead to the TSX rules, which require shareholders to approve equity compensation plans only if they involve newly issued securities.

The board has formal governance guidelines that set out its governance role and practices and our approach to governance so we comply with the legal requirements and standards listed above, and conduct ourselves in the best interests of Cameco and meet industry best practices. The governance guidelines are reviewed and updated regularly and are available on our website (cameco.com/responsibility/governance/practices/).

DISCLOSURE

We are committed to communicating openly and on a timely basis with shareholders, employees and the public, and providing complete, accurate and balanced disclosure in our documents. You can read more about the commitment and our process for disseminating material information in our disclosure policy, which is available on our website (cameco.com/responsibility/governance/ policies_initiatives/corporate_disclosure).

28    CAMECO CORPORATION

Our disclosure committee includes members of senior management and is responsible for:

•	reviewing all news releases and public filings containing material information prior to their release

•	evaluating the design and effectiveness of our disclosure controls and procedures to make sure they continue to provide reasonable assurance that information is gathered promptly and accurately, so we can make appropriate public disclosure that complies with legal requirements

•	recommending any appropriate changes to our disclosure controls and procedures to the audit and finance committee for approval.

The audit and finance committee receives regular updates from the disclosure committee and is responsible for reviewing our disclosure controls and procedures once a year and recommending any changes to the board for approval.

Each board committee reviews the material public disclosure relevant to its mandate before the board considers them for approval:

•	the audit and finance committee is responsible for reviewing the annual and interim financial statements, management’s discussion and analysis (MD&A) and related news releases

•	the safety, health and environment committee reviews the sustainable development report

•	the reserves oversight committee reviews the reserve and resource information

•	the human resources and compensation committee and the nominating, corporate governance and risk committee review this management proxy circular.

The board also reviews and approves the following documents, which are filed publicly:

•	prospectuses

•	annual information forms

•	US Form 40-F filings

•	other disclosure documents that must be approved by the directors according to securities laws, securities regulations or stock exchange rules.

•	The CEO and other senior officers meet regularly with investment analysts and institutional investors. Our website (cameco.com) has information for shareholders, investment analysts, the media and the public, and our Investor Relations department also provides information to shareholders and responds to general questions or concerns.

You can contact our Investor Relations department by:

phone: 306.956.6340

fax: 306.956.6318

email: go to the Contact section of our website and complete the email form.

Communicating with the board

Shareholders, employees and other interested parties can write to the chair of the board, the committee chairs or the independent directors as a group.

Send your sealed envelope to our corporate office:

Cameco Corporation

2121-11th Street West

Saskatoon, SK S7M 1J3

Private and strictly confidential

Attention – Chair of the board of directors

Use this same address to contact the chair of the audit and finance committee or the human resources and compensation committee.

Remember to mark it for the appropriate party:

Private and strictly confidential

Attention – Chair of the audit and finance committee, or Chair of the human resources and compensation committee

Envelopes will be delivered to the appropriate party unopened.

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About the board

The board is responsible for overseeing management and our strategy and business affairs. Its goal is to ensure we operate as a successful business, optimizing financial returns while effectively managing risk.

The board encourages open dialogue and works within a climate of respect, trust and candor. It fulfills its duties by:

•	maintaining a governance framework that establishes broad areas of responsibility and has appropriate checks and balances for effective decision-making and approvals

•	making decisions that set the tone, character and strategic direction for Cameco and approving the vision, mission, value statements and enterprise level policies developed by management

•	regularly monitoring management, including its leadership, recommendations, decisions and execution of strategies to ensure that they carry out their responsibilities and deliver shareholder value.

BOARD PRIORITIES IN 2013

The board identified the following five priorities in 2013 based on our strategy, performance, evolving governance practices and changing market dynamics.

Strategic focus

Working with management on our growth strategy to adequately address near-term challenges and long-term supply and demand fundamentals, and addressing strategic matters quarterly

Risk oversight

Initiating quarterly presentations by management for the board and committees to gain a fuller understanding of the major enterprise risks and risk mitigation strategies

Financial oversight by audit and finance committee

Delegating the preliminary financial review of major transactions, financings and investments prior to review by the full board

Board diversity

Adopting a diversity policy that reflects broad diversity characteristics for a successful board, including a stated objective of achieving at least 25% female directors

Board efficiency and effectiveness

Revising meeting agendas to allow more time for strategic and business discussion, developing a standard for management to use when preparing board and committee materials, and revising the questionnaires to enhance the board, committee and director assessment process

The board met 11 times in 2013.

The board carries out its responsibilities directly and through its five standing committees. This ensures proper oversight and accountability for specific aspects of governance, risk and Cameco’s business activities and affairs, and frees up the board to focus more on Cameco’s strategic priorities, risk oversight and oversight of business matters (see Role of the board and Board committees beginning on pages 32 and 36).

The board and committees meet in camera without management present at all meetings, including those held by teleconference.

Independence

We believe that a substantial majority of the directors must be independent for an effective board and that the audit and finance committee, human resources and compensation committee and nominating, corporate governance and risk committee have only independent directors. The majority of our directors are unrelated, and these three committees are 100% independent.

A director is independent if he or she does not have a direct or indirect material relationship with us. A relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have.

Our independence criteria meets the standards of the Canadian Securities Administrators as set out in Multilateral Instrument 52-110 – Audit Committees, National Policy 58-201 – Corporate Governance Guidelines and the NYSE corporate governance standards, including the new NYSE standards on independence of human resources committee members. See page 101 for details.

We review our independence criteria and director status every year, and last updated the independence criteria for directors and members of our human resources and compensation committee in February 2013 (see Appendix B).

The board has determined that only Tim Gitzel and Donald Deranger are not independent. Tim is our president and CEO, and Donald is the non-executive chair of the board of Points Athabasca Contracting Limited Partnership (Points Athabasca), a northern Saskatchewan aboriginal contractor that does business with Cameco in the region.

Donald is not currently employed by Points Athabasca, however, he does have close ties because he is their non-executive chair and was president prior to May 2013.

The board values the contributions of a director with an aboriginal background because our richest resources

30 CAMECO CORPORATION

are located proximate to aboriginal communities in northern Saskatchewan.

Donald brings a deep understanding of the culture and peoples of northern Saskatchewan, combined with a valuable mix of skills and experience as an aboriginal and business leader with direct experience in employee training, economic development and uranium mining. He is an acknowledged leader in the Saskatchewan aboriginal community. He discloses any business relationships to our board that would present a conflict of interest and does not participate in board discussions or decisions about Points Athabasca. In 2013, we paid Points Athabasca $94 million for construction and contracting services.

INDEPENDENT CHAIR

We have had a non-executive, independent chair of our board since 2003. The board appoints the independent chair to help it function independently of management.

In May 2013, the board appointed Neil McMillan to serve as chair. Neil is independent, has been a member of the board since 2002, and has CEO experience and diverse expertise in mining, government relations and the investment industry. He will retire from his position as president and CEO of Claude Resources Inc. on March 31, 2014.

The chair is responsible for various duties and responsibilities:

•	leading, managing and organizing the board consistent with our approach to governance

•	encouraging high performance and commitment of all directors

•	presiding as the chair at all board and shareholder meetings

•	overseeing the board’s strategic focus to ensure that it represents Cameco’s best interests

•	helping to set the tone and culture of Cameco

•	overseeing the board’s procedures so it can carry out its work effectively, efficiently and independently of management

•	overseeing all board matters so they are properly addressed and brought to resolution as required

•	requiring any matters delegated to the board committees to be properly carried out

•	acting as the liaison between the board and the CEO and providing advice, counsel and mentorship to the CEO

•	meeting with shareholders and other stakeholders as requested by the CEO

•	participating in the recruitment and orientation of new directors

•	requiring Cameco to provide timely and relevant information and access to other resources to support board work.

You can access a copy of the chair’s position description on our website (cameco.com/responsibility/governance/chairs_role) or by writing to our corporate secretary.

Our expectations for directors

We expect each member of the board to act honestly and in good faith, and to exercise business judgment that is in Cameco’s best interest.

We also expect each director to:

•	comply with our code of conduct and ethics, including conflict of interest disclosure requirements

•	develop an understanding of our strategy, business environment, operations, performance and financial position and the markets we operate in

•	diligently prepare for each board and committee meeting

•	actively participate in each meeting, and seek clarification from management and outside advisors to fully understand the issues

•	participate in our continuing education program

•	participate in the board, committee and director self-assessment process.

We also expect each director to attend all board meetings, their committee meetings and the annual meeting of shareholders (see page 20 for the 2013 attendance record).

SERVING ON OTHER BOARDS

Our directors do not serve on the boards of competitor firms, and they cannot join organizations or groups that may have adverse interests, unless they have the board’s permission.

A director who is an active CEO can serve on a total of three public company boards, including their own board and the Cameco board. Other directors can serve on a total of five public company boards, including the Cameco board. We impose these limits because of the increasing demands on directors of public companies. In addition, Cameco’s CEO will not sit on a board of another public company without our board’s consent. The board approved Tim Gitzel’s appointment to The Mosaic Company board, which was effective in October 2013.

A director can temporarily exceed the limit by one directorship if he or she has declared an intention to resign from, or not stand for re-election to, at least one other board as of that company’s next annual general meeting. Directors must advise the chair of the board and chair of the nominating, corporate governance and risk committee if they are considering a directorship with another public company.

One of our directors, Daniel Camus, serves on the audit committees of three other public companies. The board has determined that he is a valuable member of our audit and finance committee and is able to fully serve in this role. The board considered his 25+ years of experience in CFO and other senior leadership roles in international organizations. Since retiring as group CFO and head of strategy and international activities of Electricité de France SA (EDF), his only business commitments are his directorships and his CFO position with a humanitarian finance organization.

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See the director profiles beginning on page 13 for the other directorships held by each nominated director.

Role of the board

The company articles require our board to have at least three directors and no more than 15. The board has decided that 13 directors are to be elected at our 2014 annual meeting.

The board engages in lively debate on strategy and items of business, challenging management in a constructive and healthy manner. It considers the interests of our shareholders, debt holders, customers, employees, communities where we operate, the environment, governments, regulators and the general public when making business decisions.

MANDATE

The board has a formal mandate (see Appendix B) that lists its specific duties and responsibilities including the following, among others:

•	selecting, evaluating and, if necessary, terminating the CEO

•	assessing the integrity of the executive officers and ensuring there is a culture of integrity throughout Cameco

•	adopting an annual strategic planning process that includes approving the strategic plans and monitoring our performance against those plans

•	succession planning and monitoring management’s performance and compensation

•	approving policies and procedures to manage our risks and overseeing management’s efforts to mitigate material risks.

The board mandate was updated in May 2011 and its Appendix A (Definition of independent director and related definitions) was updated in February 2013. Each board committee has a mandate that lists the responsibilities and duties of the committee and chair (see Board committees on page 36).

OVERSEEING THE CEO

The CEO is appointed by the board and is responsible for managing Cameco’s affairs. This includes articulating our vision, focusing on creating value for shareholders, and developing and implementing a strategic plan that is consistent with the corporate vision.

Our annual objectives become the CEO’s mandate from year to year, and they include specific, quantifiable goals. The CEO’s objectives are reviewed by the human resources and compensation committee and approved by the board. The CEO is accountable to the board and committees, and the board conducts a formal review of his performance every year. The human resources and compensation committee reviews and discusses the results of the CEO formal review. Then the board has a discussion of the results and the board chair discusses them with the CEO.

The board has established clear limits of authority for the CEO, and these are described in our delegation of financial authority policy.

The board must approve several kinds of decisions, including:

•	operating expenditures that exceed the total operating budget by more than 10%

•	unbudgeted project expenditures over $10 million per transaction, or over $50 million in total per year

•	cost overruns on budgeted project expenditures that are more than $15 million per transaction, or over $50 million in total per year

•	any acquisition or disposition of assets over $10 million per transaction, or over $50 million in total per year.

The CEO position description was updated in 2012, and you can find a copy on our website (cameco.com/responsibility/governance/ceos_role) or by writing to our corporate secretary.

STRATEGIC PLANNING

The board works with management to develop our strategic direction.

Our formal annual strategic planning process has three elements:

•	developing a 10-year strategic plan

•	setting annual corporate objectives

•	establishing three-year plans (current year annual budgets and additional two-year financial plans).

Management is responsible for preparing information on these three elements and presenting it to the board for discussion and approval.

The board is actively involved in the strategic planning process every year and holds regular sessions with management, including quarterly updates and at least one multi-day session a year for more in-depth discussion and analysis. Management and the board discuss the main risks facing our business, strategic issues, competitive developments and corporate opportunities.

Management also presents strategic issues to the board throughout the year based on the business climate and other developments. The CEO updates the board on the execution of our corporate strategy at every regularly scheduled board meeting. The board also raises various issues and topics for discussion as part of the overall process.

32 CAMECO CORPORATION

RISK OVERSIGHT

Over the last few years, management, the board and board committees have been devoting more time to the way we identify, manage, report and mitigate risk.

We implemented a new risk policy and process in 2011 that involves a broad, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. The policy establishes clear accountabilities for enterprise risk management. We use a common risk matrix throughout the company and consider any risk that has the potential to significantly affect our ability to achieve our corporate objectives or strategic plan as an enterprise risk.

As a responsible corporation, we proactively address strategic, financial, operational, social and environmental risks and assess all risks against our four measures of success (see Measuring performance on page 67 for details).

We manage risk in five broad categories:

•   strategic

•   financial

•   operational

•   human capital

•   social, governance and compliance.

Each risk is assigned a rating and grouped into one of three tiers based on its severity or level of risk in our risk register. We develop action plans to mitigate each risk as part of our strategic planning and budgeting process. Employees “own” the risks and are responsible for developing and implementing controls to mitigate risk and for ongoing risk assessments.

Risks in the top tier are assigned to the board committees for ongoing oversight. The board enhanced the risk oversight process in 2013 by initiating quarterly presentations by management to the committees or, in some cases, the full board to allow a fuller understanding of the major enterprise risks and management’s mitigation strategies.

Committees receive presentations on additional enterprise risks throughout the year as requested. A formal risk management report is presented to the board annually.

Management receives monthly updates on our progress in managing risk. Management focused on strategic risk management and risk identification in 2013.

We conducted a gap analysis between ERM and strategic risks to incorporate strategic risk into our management process. As part of the annual risk review process, management also voted on top and emerging risks to refine our focus for monitoring and reporting on risk over the next year. Management has also been developing a project plan for managing our risk appetite and risk tolerance across the enterprise.

Our ERM program follows the guidance of ISO 31000:2009, and the board oversees management to ensure our system is robust.

Regular monitoring and reporting keeps management and the board apprised of our progress in mitigating risk and supports good governance.

The table below shows how the board and committees monitor risk across the organization. You can read about the board committees on page 36 and compensation risk on page 44.

BOARD OF DIRECTORS	COMMITTEE AREAS OF RESPONSIBILITY
Overall responsibility for risk	Audit and finance committee
oversight at Cameco and specific	Oversees financial risks, like hedging, tax and capital projects
responsibility for strategic business risks	Human resources and compensation committee
Oversees compensation risk, talent management risk and succession risk

Nominating, corporate governance and risk committee
Oversees governance and management to ensure we have a robust risk management process in place

Reserves oversight committee
Oversees the estimating of our mineral reserves and business-related operational risks

Safety, health and environment committee
Oversees safety, health and environmental risks and related operational risks

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INTERNAL CONTROLS

The board and board committees are responsible for monitoring the integrity of our internal controls and management information systems.

The audit and finance committee is responsible for overseeing the internal controls, including controls over accounting and financial reporting systems. The chief internal auditor reports directly to the audit and finance committee chair and updates the committee quarterly, while the CFO makes quarterly presentations on our financial results and forecasts to the audit and finance committee and the board.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for, and that our assets are adequately safeguarded. Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing the reasonable assurance as at December 31, 2013.

SUCCESSION PLANNING

The board is actively involved in succession planning to ensure we have an orderly succession of senior management and a plan for developing strong leadership, nurturing talent and retaining key people for our long-term success.

Our leadership development program focuses on building leadership competencies throughout Cameco and preparing certain senior level employees to take on executive positions in the future. The senior management team was assembled internally and is the result of an effective leadership development program and orderly succession plan.

The human resources and compensation committee reviews the succession plan for our entire executive team twice a year. The audit and finance committee is responsible for reviewing the succession plan for the CFO and controller, and making recommendations to the human resources and compensation committee.

The board reviews the succession plan annually, and approves any changes to senior management.

Board chair selection

The selection process, position description, preferred characteristics and qualities for the board chair position were developed by the nominating, corporate governance and risk committee and approved by the board in 2011.

In 2012, after Victor Zaleschuk consulted with the board about stepping down as board chair after serving 10 years, a selection committee was formed to consider potential candidates as incoming chair. The committee considered the ideal characteristics and qualities for the role, the position description and potential candidates and their respective experience and qualifications. It specifically looked at leadership and communication skills, business and industry experience, capacity and availability of each candidate, combined with the opportunity, risks and strategic direction of Cameco. The committee also consulted with the CEO because the relationship between the board chair and the CEO is an important consideration.

The board voted on the new chair of the board and selected Neil McMillan. Neil has been serving in this capacity since May 2013 – he has been an independent member of our board since 2002 and has diverse experience as a CEO and in mining, government relations and the investment industry. See his director profile on page 19 and Independent chair on page 31 for more information.

Assessment

The nominating, corporate governance and risk committee assesses the performance and effectiveness of the board, committees and individual directors.

The committee conducts a comprehensive set of surveys each year. It uses the results to assess the board overall, the CEO, the composition of the committees and meeting effectiveness, and to make the most of a director’s expertise and identify any gaps in skills and experience.

Directors complete a self-assessment of their skills, performance and relevant experience. The committee chair also conducts one-on-one interviews annually so directors have a candid discussion about any issues respecting their performance, any matters relating to the performance of their peers, or other aspects of the functioning of the board.

The board, committee and director questionnaires were revised in 2013 by providing more open-ended questions to enhance the quality of the feedback and make the assessment process more robust.

All responses are confidential and are tallied by a third party to encourage full disclosure and open comments. To ensure anonymity, individual directors are not identified in the reports, other than director self-assessments, and only appropriate committee chairs, the board chair and the chair of the nominating, corporate governance and risk committee receive the reports. Committee assessment results are shared with all committee members.

The nominating, corporate governance and risk committee reviews the results of the board self-assessment, and makes recommendations to the board about the composition of the board or committees, or changes to the structure, process or other changes to enhance board performance.

34    CAMECO CORPORATION

SURVEYS	ACTIONS
Board survey • completed by all directors	• nominating, corporate governance and risk committee analyses results and prepares a summary report for the board • corporate secretary tracks the resulting action items

Director self-evaluation • completed by all directors	• nominating, corporate governance and risk committee chair analyses results and discusses them with individual directors during their personal interviews

Board chair evaluation • completed by all directors

•     nominating, corporate governance and risk committee chair reviews the results and presents them to the board chair

•     committee chair also prepares a summary report for the committee and reports to the board

Committee surveys • completed by members of each committee	• each committee chair analyses the results and prepares a summary report for the committee and the board • corporate secretary tracks the resulting action items

Surveys of committee chairs • completed by members of each committee	• board chair reviews the results and discusses the issues raised with each committee chair

CEO evaluation • completed by the non- executive directors	• the human resources and compensation committee reviews and discusses the results • the board discusses the results and the board chair reviews them with the CEO

DIRECTOR TENURE

The board does not limit the time a director can serve. While term limits can help ensure the board gains a fresh perspective, imposing this restriction means it would lose the contributions of longer serving directors who have developed a deeper knowledge and understanding of Cameco over time. The board does not believe that long tenure impairs a director’s ability to act independently of management.

The board adopted a policy requiring directors to retire at age 72 and not stand for re-election at the following annual meeting, however it can extend the retirement age if it deems it appropriate. The board reviews any exceptions once a year.

The CEO typically resigns from the board when he retires from Cameco.

The nominating, corporate governance and risk committee will review the board’s policy on tenure and retirement age in 2014 to ensure our policy, along with our annual board composition review and succession planning process, are providing for board renewal that meets the ongoing and developing needs of Cameco.

RECRUITING NEW DIRECTORS

The nominating, corporate governance and risk committee identifies potential director candidates based on their skills, experience, character, integrity, judgment, record of achievement, diversity and any other qualities or qualifications that would enhance the board’s decision-making process and oversight of our business and affairs. The committee is responsible for maintaining a board succession plan that is responsive to our needs and interests of shareholders and supports ongoing development of the board based on its mix of skills and experience and our strategy and business needs.

The committee also uses an evergreen list of potential new directors as a tool for board succession.

The committee typically asks an external search firm to identify possible board candidates when warranted. The evergreen list allows the committee to recruit candidates more efficiently. Board members identify potential candidates for the list. The board will also recruit candidates to fill specific needs as identified from time to time (see About the nominated directors starting on page 12 for more information).

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Board committees

The board carries out its responsibilities directly and through its five standing committees:

•	audit and finance

•	human resources and compensation

•	nominating, corporate governance and risk

•	reserves oversight

•	safety, health and environment.

Three of the committees – audit and finance, human resources and compensation and nominating, corporate governance and risk – are 100% independent.

Committee responsibilities

Each committee fulfills a governance role, overseeing our activities in a specific area. As part of their specific responsibilities, which are outlined on the following pages, the work of each committee supports our four measures of success.

MEASURE OF SUCCESS	COMMITTEE RESPONSIBLE
Outstanding financial performance	Audit and finance

Supportive communities	Audit and finance

Safe, healthy and rewarding workplace	Safety, health and environment Human resources and compensation

Clean environment	Safety, health and environment

We assess corporate performance based on how well we achieve our objectives, which are tied to our four measures of success (see pages 76 and 80 for details).

Each committee chair is responsible for determining the meeting agenda, how often the committee will meet, the conduct of each meeting, and chairing their committee meetings.

Each committee conducts a formal self-assessment every year and reviews its performance against the mandate for the prior year.

Committee membership

Committee memberships may change once the new board is elected, based on the recommendations of the chair of the board and the chair of the nominating, corporate governance and risk committee. The board chair is an ex-officio member of the five committees.

MORE ABOUT

BOARD COMMITTES

Each board committee has a mandate outlining the responsibilities and duties of the committee and the chair, which is reviewed annually.

Each board committee was formed based on the need for detailed oversight in key areas. The nominating, corporate governance and risk committee is responsible for overseeing our risk management process and policies. Each of the other four committees is responsible for overseeing particular risks.

Each committee sets aside time at each meeting to meet in camera without management present.

See Appendix B for the board mandate. You can also access the board and committee mandates on our website (cameco.com/responsibility/governance/board _committees) or by writing to our corporate secretary.

Access to management and outside advisors

The board and committees can invite any member of management, outside advisor or other person to attend their meetings.

Committees can engage outside advisors to assist in carrying out their duties, as authorized by their mandates. Individual directors can also engage outside advisors, as long as they receive approval in advance from the nominating, corporate governance and risk committee.

The human resources and compensation committee is the only committee that engaged an independent consultant in 2013.

36    CAMECO CORPORATION

Audit and finance committee

MEMBERS

John Clappison (chair)

Ian Bruce, Daniel Camus,

Nancy Hopkins, Anne McLellan

Neil McMillan (ex-officio)

The committee is 100% independent. All members meet the applicable regulatory requirements to be independent and financially literate. See page 101 for details. John Clappison and Ian Bruce are the audit and finance committee’s financial experts because they have accounting or related financial expertise and meet the necessary requirements. Daniel Camus also qualifies as a financial expert given his experience.

Anne McLellan joined the committee in May 2013.

The committee mandate and the NYSE corporate governance standards require members who sit on the audit committees of more than three other public companies to receive the board’s approval. Daniel Camus serves on the audit committees of three other public companies. See page 31 for more information.

The committee mandate changed in 2013 to include financial and insurance program oversight responsibilities and the committee name was changed to reflect the new mandate. You can find a copy on our website

(cameco.com/responsibility/governance/board_committees/ mandate/audit) or by writing to the corporate secretary.

RESPONSIBILITIES

The committee is responsible for:

Financial reporting

•	overseeing the quality and integrity of our accounting and financial reporting processes

•	reviewing the annual and quarterly financial statements and MD&A and quarterly press releases and recommending them to the board for approval

•	overseeing the succession plan for the CFO and controller and consulting with the human resources and compensation committee

Internal control

•	overseeing the quality, integrity and performance of our internal control systems, our internal audit function and our disclosure controls

•	assessing the internal auditor, and approving the internal audit mandate and internal audit plan for the year

Audit

•	approving the annual audit plan and the fees of our external auditors, including pre-approving all services to be provided

•	assessing the external auditor before recommending their appointment for the ensuing year

•	recommending the appointment of our external auditor

2013 HIGHLIGHTS

We conducted a comprehensive assessment of the performance and effectiveness of the external auditor before recommending their appointment at the 2014 annual meeting. It consisted of a consideration of the following:

1.	A robust evaluation, including interviews by the committee, senior management and key personnel, and KPMG’s self-evaluation. The evaluation considered many factors of performance and effectiveness including:

•	quality of services and efficiency of resources provided by KPMG’s engagement team during the audit period

•	quality of communications and interaction with KPMG

•	KPMG’s independence, objectivity and professional skepticism.

This assessment was discussed by the committee with senior management, KPMG and by the committee alone. After its review, the committee was satisfied with KPMG’s performance and independence.

2.	The written confirmation from KPMG of its independence from Cameco.

3.	A report from KPMG as to its quality assurance programs and controls and regulatory oversight.

4.	The appropriateness of KPMG’s fees.

5.	KPMG’s tenure as our external auditor and its familiarity with our operations and business, accounting policies and procedures and internal controls over financial reporting.

6.	KPMG’s recent partner rotation.

7.	KPMG’s capability and expertise in handling the breadth and complexity of our operations.

Based on this evaluation, the committee concluded that KPMG is independent and it is in the best interests of Cameco to retain KPMG to serve as our external auditors for 2014.

The committee updated our maintaining external auditor independence standard which includes a provision limiting the total amount of non-audit fees that our external auditor charges to no more than one-third of the total fees charged in any year.

With its change in mandate, the committee worked with management to develop a greater understanding of the topics to be addressed and the purview of the finance function of the committee.

The committee held a workshop with management to review the types of financial information, modeling and analysis to be presented to the board for reviewing financial proposals.

The committee met eight times in 2013.

It met in camera without management present at every meeting, and separately with the internal auditor and external auditors at every meeting.

2014 MANAGEMENT PROXY CIRCULAR 37

•	overseeing the audit of our annual financial statements

Compliance

•	overseeing our compliance with laws and regulations that apply to us (other than environment and safety compliance, which is the responsibility of the safety, health and environment committee)

•	reviewing related party transactions and political and charitable donations

•	approving changes to the code of conduct and international business conduct program and overseeing compliance

Risk oversight

•	overseeing enterprise financial risks

•	monitoring and assessing fraud risk

•	overseeing management’s mitigation of material risks within the committee’s mandate

Financial oversight

•	overseeing certain financial matters, including the preliminary financial review of major transactions, financings and investments prior to review by the full board

•	reviewing management’s reports on our insurance program and directors’ and officers’ liability insurance and indemnity agreements.

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Human resources and compensation committee

MEMBERS

James Curtiss (chair)

Daniel Camus, Joe Colvin,

Anne McLellan, Victor Zaleschuk

Neil McMillan (ex-officio)

The committee is 100% independent. John Clappison and Neil McMillan served on the committee until May 2013 and Joe Colvin and Victor Zaleschuk joined in May 2013.

Meridian Compensation Partners (Meridian) has been the committee’s external compensation consultant since December 2011, and has not provided any services to management.

RESPONSIBILITIES

The committee is responsible for:

Compensation governance

•	overseeing our human resource policies and practices

•	reviewing all aspects of our director and executive share ownership guidelines, including compliance

•	overseeing compensation risk and third party compensation risk assessments

•	monitoring compensation trends, emerging issues, and ‘say on pay’

•	selecting and managing the committee’s independent compensation consultant, and approving its work plan, qualifications and fees

•	considering the independence of its third party consultants

•	reviewing the compensation disclosure in this circular

Executive and director compensation

•	our compensation programs, which cover our compensation philosophy, comparator group and compensation components, including incentive plans

•	all aspects of executive compensation, including establishing the overall approach, pay mix, target awards and allocation of long-term incentive awards

•	our director compensation program

Succession planning

•	overseeing the succession planning process, and reviewing the executive talent pool and succession plan twice a year

Pension plan governance

•	overseeing pension plan governance and management’s supervision of our pension plan.

2013 HIGHLIGHTS

The committee focused on several executive compensation matters, including comparator group analysis and changes to the comparator group for benchmarking compensation levels and assessing relative performance.

It also approved changes to the executive share ownership guidelines.

The committee also reviewed the following and recommended them to the board for approval:

•	the objectives for the president and CEO

•	performance assessments for the senior executive team, including the named executives and the CEO’s self-assessment

•	performance measures for the short-term incentive and performance share unit plans

•	grants of option and PSU awards

•	short-term incentive awards for the senior executive team

•	vesting and payout of 2011 PSU awards.

The committee performed a lookback of long-term incentive awards previously granted.

The committee met six times in 2013.

It met in camera without management present at every meeting.

ABOUT THE COMPENSATION RISK REVIEW

The committee, with the assistance of Meridian, assessed and approved the results of a comprehensive review conducted by Mercer (Canada) Limited and implemented changes to the executive compensation program, which support our conservative approach to compensation risk. See pages 45 and 46 for details.

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Nominating, corporate governance and risk committee

MEMBERS

Nancy Hopkins (chair)

John Clappison, James Curtiss,

Anne McLellan, Victor Zaleschuk

Neil McMillan (ex-officio)

The committee is 100% independent. Joe Colvin and James Gowans served on the committee until May 2013 and John Clappison and Victor Zaleschuk joined in May 2013.

RESPONSIBILITIES

The committee is responsible for:

Corporate governance principles

•	overseeing our approach to corporate governance, including establishing governance principles and our compliance with Canadian and US governance rules and legislation

•	approving our governance guidelines

•	reviewing director independence and conflicts of interest

•	assessing the size, composition and mandates of the board and board committees:

•	establishing the competencies and skills necessary for the board to function

•	ongoing development of our skills matrix

•	maintaining a succession plan for the board that meets our corporate needs and interests of shareholders

•	ensuring that potential board candidates meet all requirements and that any conflicts of interest are disclosed to the board

•	monitoring shareholder engagement activities and governance developments in general

•	establishing a board succession plan

Risk oversight

•	overseeing our risk management process and policies

•	overseeing management of our risk profile and risk tolerance associated with strategy and corporate objectives

Board and committee assessments

•	evaluating the performance and effectiveness of the board and members

•	reviewing committee composition and reconstituting membership as appropriate.

2013 HIGHLIGHTS

The committee developed a formal board diversity policy. It also focused on the risk oversight process, including the integration of the ERM process with strategic planning.

The committee worked with management to enhance board effectiveness by making meeting materials more focused. It enhanced the board education process by expanding opportunities for self-directed education, and revised the board, committee and director questionnaires to enhance the assessment process and quality of the feedback.

The committee met five times in 2013.

It met in camera without management present at every meeting.

40    CAMECO CORPORATION

Reserves oversight committee

MEMBERS

James Gowans (chair)

Ian Bruce, Donald Deranger, Victor Zaleschuk

Neil McMillan (ex-officio)

Three of the four members are independent. James Gowans became the committee chair and Victor Zaleschuk became a committee member in May 2013.

RESPONSIBILITIES

The committee is responsible for:

•	approving the mineral reserve and resource policy

Estimating mineral reserves and resources

•	appointing our designated qualified persons for estimating our mineral reserves and resources

•	reviewing management’s annual reserve and resource report and annual reconciliation of reserves to mine production and recommending them to the board for approval

•	reviewing material changes to mineral reserve and resource estimates and recommending them to the board for approval before publication and release

•	overseeing enterprise risks related to mineral reserves and resources and certain operational risks

•	receiving management reports on internal controls and procedures regarding mineral reserve and resource reporting

Disclosing mineral reserves and resources

•	keeping abreast of industry standards and regulations on estimating and publishing mineral reserve and resource information, and related issues and developments through reports from management

•	receiving a report from the leading qualified person on the mineral reserve and resource estimates and confirming that the information has not been restricted or unduly influenced

•	receiving confirmation from the leading qualified person and COO that the information is reliable and that we will publish mineral reserves and resource estimates according to securities laws and regulations that apply to us

•	also receiving confirmation from them that our disclosure controls for disclosing mineral reserve and resource estimates comply with industry standards.

2013 HIGHLIGHTS

The committee reviewed the results of an external audit of the reserves and resources estimation process at McArthur River, and reviewed management’s 2013 estimates of 443 million pounds of uranium reserves, 391 million pounds of measured and indicated uranium resources and 289 million pounds of inferred uranium resources and recommended them to the board for approval prior to publication and release. The committee also appointed new qualified persons.

The committee met three times in 2013.

It met in camera without management present and separately with the leading qualified person at every meeting.

2014 MANAGEMENT PROXY CIRCULAR    41

Safety, health and environment committee

MEMBERS

Joe Colvin (chair)

Ian Bruce, Daniel Camus,

Donald Deranger, James Gowans

Neil McMillan (ex-officio)

Four of the five members are independent. Anne McLellan left the committee in May 2013.

RESPONSIBILITIES

The committee is responsible for:

Overseeing and assessing policies and management systems

•	approving the safety, health, environment and quality (SHEQ) policy and management systems

•	overseeing our compliance with all relevant SHEQ legislation and our SHEQ policy and programs

•	bringing any material non-compliance with SHEQ legislation to the attention of the board on a timely basis

•	overseeing enterprise risks related to safety, health and environment

•	benchmarking our policies, systems and monitoring processes against industry best practice

Monitoring and assessing performance

•	reviewing the findings of safety, health and environmental audits, action plans and results of investigations into significant events

•	reviewing the annual budget to ensure sufficient funding for safety, health and environmental compliance

•	conducting site visits

•	determining the SHEQ objectives for executive compensation and related impact

•	reviewing environmental and safety performance assessments for the short-term incentive plan

•	reviewing our sustainable development report

•	keeping abreast of significant issues and monitoring trends and significant events through reports from management.

2013 HIGHLIGHTS

The committee visited Rabbit Lake and met with site management.

It continued to oversee the application of our SHEQ policy, receive performance reports, and monitored the US Occupational Safety and Health Administration (OSHA) metrics implemented by the company to drive continued improvements to our safety performance.

The committee met five times in 2013.

It met in camera without management present at every meeting.

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Compensation

We compensate our directors and executives in a way that is fair, competitive and based on performance.

This section is the board’s report based on the recommendations of the human resources and compensation committee. It gives you insight into our compensation process and the components of our program. We have provided more information than what is required by regulators to give you a more complete understanding of our decisions.

Compensation governance	44
• Risk management	44
• Independent advice	45

Director compensation	47
• Compensation discussion and analysis	47
- Approach	47
- Share ownership	47
- Fees and retainers	47
- Assessing the program	48
• 2013 Details	49
- Director compensation table	49
- Incentive plan awards	50
- Loans to directors	50

Executive compensation	51
• Message to shareholders	51
• Executive compensation and strategy	57
- Compensation timeline	57
- CEO compensation summary	58
- CEO’s compensation lookback	59
• Share performance and executive compensation	60
• Compensation discussion and analysis	63
- Approach	63
- Annual decision-making process	66
- Measuring performance	67
- Compensation components	68
- Program changes for 2014	75
- 2013 Performance and compensation	76
- 2014 Compensation decisions	83
• 2013 Details	84
- Summary compensation table	84
- Incentive plan awards	87
- Equity compensation plan information	88
- Pension benefits	89
- Loans to executives	91
- Termination and change of control benefits	92

2014 MANAGEMENT PROXY CIRCULAR    43

Compensation governance

The board has ultimate responsibility for Cameco’s compensation.

The human resources and compensation committee assists the board in overseeing our human resource policies, executive compensation, succession planning, pension plans and director compensation. The committee has five members, is qualified and experienced, and is 100% independent.

YEARS ON COMMITTEE
James Curtiss (chair)	14
Daniel Camus	3
Joe Colvin	1
Anne McLellan	7
Vic Zaleschuk	1

NUMBER OF COMMITTEE MEMBERS
Business and industry experience	5 of 5
Executive compensation experience (as a senior executive, managing partner or member of the compensation committee of other public companies)	5 of 5
Governance background	5 of 5
Executive leadership (specifically in mining or energy)	3 of 5

James Curtiss is a lawyer with a strong background in governance and executive compensation and 11 years of experience as committee chair and five years of experience as a member of our nominating, corporate governance and risk committee. Two of the committee members have a strong financial background and one serves as audit committee chair for other public company boards.

You can read more about the committee members in the director profiles starting on page 13.

Risk management

We have a conservative approach to risk management because of the complex nature of our business.

Compensation risk is embedded in our enterprise risk management framework. Our compensation program:

•	is designed to encourage the right management behaviours

•	uses a broad-based approach to assess performance (balanced scorecard)

•	recognizes appropriate risk taking

•	avoids excessive payouts to our executives and employees.

IMPORTANT THINGS TO KNOW

We believe in frank and transparent disclosure.

The board oversees our compensation policies and practices and it is able to use discretion, subject to limits on adjusting compensation upward.

Our culture encourages management to be objective in recognizing its own level of performance and making recommendations to the board to reduce compensation when appropriate.

Management developed six compensation principles that were adopted by the board (see page 63). These principles guide all executive compensation decisions at Cameco.

The human resources and compensation committee works with management and the safety, health and environment committee to set corporate goals for all incentive plans.

The committee stress tests different performance scenarios and back tests previous performance and compensation decisions to make sure decisions and outcomes are appropriate.

CLAWBACK POLICY

Our new clawback policy was implemented on January 1, 2013 and applies to all executive officers after this date. The previous policy, in effect since 2003, continues to apply to incentive compensation awarded to the CEO and CFO prior to 2013.

The new policy covers incentive compensation, including any annual bonus, performance share units, restricted share units and stock options granted or received. It allows us to recoup the incentive compensation of the executive at fault if all three of the following events occur:

•	we make an accounting restatement if there is a material non-compliance with financial reporting requirements under securities laws

•	an executive engaged in gross negligence, intentional misconduct or fraud which caused or significantly contributed to the restatement, and

•	the executive was overcompensated as a result of the restatement.

If these three events occur, the board and the human resources and compensation committee will decide when and how the policy will apply. We may recoup all incentive compensation granted or received by the executive at fault during the years subject to the restatement that is in excess of the compensation that would have been computed based on the restated results.

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SHARE OWNERSHIP

We have implemented revised share ownership guidelines that require executives to hold their current shares, and obtain additional shares with the after-tax proceeds from redeeming or exercising any equity awards until they have met their target ownership.

PSU PLAN

We adjusted the performance measures and weightings under the PSU plan effective January 1, 2013. Performance is based on both absolute and relative measures over a three-year period – relative average realized uranium price, increased production and relative TSR. The weighting of the relative TSR metric was increased from 30% to 40% and the percentage of LTI awards in PSUs was increased from 40% to 60%.

Independent advice

The board and board committees retain independent consultants as needed to assist them in carrying out their duties and responsibilities.

Management has retained Mercer (Canada) Limited (Mercer) as its consultant. The committee has retained Meridian Compensation Partners (Meridian) as its independent consultant.

COMPENSATION RISK ASSESSMENT

Mercer completed a comprehensive compensation risk assessment on behalf of management in early 2014. The assessment considered the changes to the compensation program in 2013, some of which were a result of Mercer’s comprehensive assessments in late 2011 and 2012.

Mercer reviewed our compensation program, policies and practices in seven key areas:

•	pay mix

•	incentive plan funding, leverage and caps

•	performance period

•	performance measures

•	pay for performance

•	amount of incentives

•	plan governance and risk mitigation.

Mercer’s report confirmed that the program design continues to be appropriate for our conservative approach to risk management and it identified only a few opportunities to further reduce compensation risk. Meridian reviewed Mercer’s report and was satisfied with their process and findings.

The human resources and compensation committee discussed and accepted Mercer’s report and Meridian’s review of it. The committee worked with Meridian in 2013 to address these opportunities for change. These changes are aimed at more closely aligning the interests of management and our shareholders. See page 75 for details.

ABOUT OUR COMPENSATION FRAMEWORK

•	We use a multi-year strategic plan to balance risk and reward.

•	We embed our corporate objectives into how we assess performance of our executives.

•	Compensation is based primarily on performance, not length of service.

•	We use at-risk compensation to motivate executives because the value is not guaranteed.

Balanced decision-making

•	Corporate performance is based on absolute and relative measures.

•	We use a balanced score card to provide a more direct line of sight to specific objectives.

Threshold performance

•	We must deliver a minimum threshold performance in order to receive incentive awards.

Limits on incentive pay

•	The STI and PSU plans are designed to pay out at a maximum of 200% of target for exceptional performance and the human resources and compensation committee and board cannot exceed this cap.

•	We use linear and modified payout curves with maximums for each objective under the plans to determine the payout and avoid any extremely high payouts from excessive risk taking.

•	Potential payouts under the incentive plans are modest as a percentage of revenue and income.

Clawback policy

•	Executives must reimburse their incentive compensation if there was an overpayment because of a restatement of our financial statements due to their misconduct.

•	The board updated our clawback policy in December 2012 to apply to all executives and to compensation received on and after January 1, 2013.

No hedging

•	Our securities trading and reporting policy prohibits directors, executives and other employees from hedging their shares or equity-based compensation.

CCGG pay-for-performance principles

•	Our compensation philosophy and practices incorporate the compensation principles that the Canadian Coalition for Good Governance (CCGG) recommends for Canadian companies. These principles reflect pay for performance and integrate risk management functions in a company’s executive compensation philosophy and structure.

2014 MANAGEMENT PROXY CIRCULAR 45

COMMITTEE’S CONSULTANT

The committee considers the independence of all advice it receives on compensation matters and reviews all fees and the terms of consulting services provided by the independent consultant. It takes into consideration more than the information and recommendations provided by its compensation consultant or management, and is ultimately responsible for its own decisions.

The committee conducts a formal review of our director and executive compensation programs every few years as a good compensation practice. In 2013, Meridian conducted a review of our executive compensation plans and comparator group and provided recommendations to the committee (see page 75 for changes in 2014). A formal review of director compensation is planned for 2014.

The table below shows the fees paid to the independent consultant in 2012 and 2013. Meridian did not provide any services to management.

	2013	2012
Meridian Compensation Partners
Executive compensation-related fees	$128,805	$258,885
All other fees	—	—
Percent of work provided to the committee	100%	100%

Meridian provided a broad range of services in 2013 as part of our comprehensive review of the executive compensation programs:

•	development of a revised comparator group

•	a review of Mercer’s compensation-related risk review

•	two updates on governance trends

•	a review of 2013 performance against targets

•	a review of compensation for the CEO and senior vice-presidents

•	a review of our pay philosophy and the structure of the short-term incentive plan

•	an overall review of executive compensation programs and program metrics, including a detailed review of STI and PSU plan objectives

•	a pay for performance assessment

•	a review of share ownership and hold requirements

•	an in-depth review of the compensation discussion and analysis (CD&A)

•	consulting on numerous compensation governance matters, including clawbacks, proxy advisor positions, realized and realizable pay disclosure, and ISS pay-for-performance modeling.

The committee reviewed Meridian’s report on independence as contemplated by the NYSE rules and is satisfied with the report and Meridian’s independence.

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Director compensation

Compensation discussion and analysis

1. Approach

We have three goals:

•	Recruit and retain qualified individuals to serve as members of our board and contribute to our overall success.

•	Align the interests of our board and shareholders by requiring directors to own shares or share equivalents, and receive at least 60% of their annual retainer in deferred share units until they meet our share ownership guidelines.

•	Pay competitively by positioning compensation at the median of director compensation paid by companies that are in a similar business and comparable in size.

2. Share ownership

We introduced share ownership guidelines for non-executive directors in 2003 to more closely align their interests with those of our shareholders.

Directors must hold three times their annual retainer in Cameco shares or DSUs. A director joining the board before July 1, 2010 has seven years from the date they joined to meet the minimum requirement, while a director joining after this date has five years. A director who changes positions to the board chair has an additional three years to meet the guideline for that position. We assess compliance annually, and value shares and DSUs at the price they were acquired or the year-end closing price of Cameco’s shares on the TSX, whichever is higher.

As of December 31, 2013, all of the nominated directors are in compliance with the guidelines. They either hold the minimum, or have additional time to acquire the necessary holdings. Catherine Gignac (joined in 2014) must continue to acquire DSUs or Cameco shares and has until January 2019 to meet the requirement. Neil McMillan (assumed the board chair position in 2013) has until May 2016 to meet the incremental requirement. See the director profiles beginning on page 13 for information about their share ownership.

As an executive, Tim Gitzel is required to comply with the share ownership guidelines for executives. He has until December 2016 to acquire additional shares or equivalents to comply with the guidelines. (see page 65 for details).

The human resources and compensation committee reviews any situation where a director does not meet the requirement by the required date or maintain the minimum ownership level, and recommends a course of action to the board. The board has the discretion to decide what action, if any, should be taken.

ABOUT DSUs

A deferred share unit (DSU) is a notional share that has the same value as one Cameco common share. DSUs earn additional units as dividend equivalents, at the same rate as dividends paid on our common shares.

DSUs are paid out to directors in cash when they retire from the board. A retiring director can defer the payment and decide to receive all or a portion of the cash payout in the following year.

As of December 31, 2013, directors held $11,545,769 worth of DSUs based on the year-end closing price on the TSX of $22.04 per common share.

3. Fees and retainers

Director compensation includes:

•	an annual retainer (higher retainer for the non-executive chair of the board)

•	an annual fee as committee chair or committee member

•	an attendance fee for each board and committee meeting they attend

•	a travel fee to cover the necessary travel time to attend board and committee meetings.

The non-executive chair receives a flat fee retainer, so neither Victor Zaleschuk nor Neil McMillan received any committee retainers or attendance fees in 2013 for the board or committee meetings they attended during the portion of the year each was chair.

We pay for any reasonable travel and out-of-pocket expenses relating to directors’ duties.

The table below shows our current director fee schedule, which was last revised on July 1, 2010. Directors who live outside of Canada receive their compensation in US dollars. Directors who are employees of Cameco or our affiliates (such as Tim Gitzel) do not receive director compensation. Total compensation for each director in 2013 was at the 54th percentile of the S&P/TSX 60.

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ANNUAL RETAINER	($)
Non-executive chair of the board	340,000
Other non-executive directors	140,000
Committee members (per committee)	5,000
Committee chairs
Audit and finance committee and Human resources and compensation committee	20,000
Other committees	11,000
ATTENDANCE FEES (PER MEETING)
Board meetings	1,500
Audit and finance committee meetings	2,000
Other committee meetings	1,500
TRAVEL FEES (PER TRIP)
Greater than 1,000 km within Canada	1,700
From the US	1,700(US)
From outside North America	2,700(US)

A director who has not met the share ownership guidelines must receive at least 60% of their annual retainer in DSUs. A director who has met the guidelines can receive all of the retainer and fees in cash, or a portion in cash and the balance in DSUs in increments of 25%, which they decide before the beginning of the fiscal year. See the director compensation table on the next page for details. Directors who elect to receive all of their compensation in cash continue to increase their share ownership through dividend equivalents paid in DSUs.

Directors must maintain their share ownership once they meet the guidelines, however we value the shares and DSUs on an ongoing basis using the closing price of our shares on the TSX or the book value, whichever is higher.

4. Assessing the program

The human resources and compensation committee reviews director compensation every few years and makes recommendations to the board.

The last review and change to director compensation took place in 2010. A formal review is planned for 2014.

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2013 Details

Daniel Camus, Joe Colvin, James Curtiss and James Gowans received their compensation in US dollars because they live outside of Canada during the year. The amounts relating to their compensation were converted to Canadian dollars at the following exchange rates:

	MARCH 27, 2013		JUNE 27, 2013		SEPTEMBER 23, 2013		DECEMBER 17, 2013
$1(US)	$1.0165(Cdn	)	$1.0475(Cdn	)	$1.0285(Cdn	)	$1.0610(Cdn	)

Director compensation table

The table below shows fees earned by each non-executive director in 2013, based on the fee schedule, their committee memberships and the number of meetings attended.

Tim Gitzel does not receive any compensation as a director because he is compensated in his role as president and CEO (see the summary compensation table on page 84). In 2013, Victor Zaleschuk was non-executive chair of the board from January to May, and Neil McMillan assumed the role from May to December. Their board retainer each reflects the fees paid to them in this capacity.

	RETAINER			ATTENDANCE FEES
NAME	BOARD ($)	COMMITTEE MEMBER ($)	COMMITTEE CHAIR ($)	BOARD ($)	COMMITTEE MEETINGS ($)	TRAVEL FEE ($)	TOTAL PAID ($)	% OF TOTAL RETAINER AND FEES PAID IN DSUs (%)
Ian Bruce	140,000	15,000	—	16,500	30,000	3,400	204,900	50
Daniel Camus	145,373	15,576	—	17,197	34,534	16,944	229,624	100
John Clappison	140,000	5,000	20,000	16,500	25,500	8,500	215,500	50
Joe Colvin	145,373	5,192	11,422	17,197	15,644	8,865	203,693	0
James Curtiss	145,373	5,192	20,768	17,197	15,644	8,865	213,039	0
Donald Deranger	140,000	10,000	—	16,500	12,000	1,700	180,200	47
James Gowans	145,373	8,971	7,266	17,197	14,101	14,079	206,987	100
Nancy Hopkins	140,000	5,000	11,000	16,500	23,500	1,700	197,700	25
Oyvind Hushovd*	52,902	5,668	—	6,146	7,224	5,573	77,513	50
Anne McLellan	140,000	15,000	—	16,500	28,000	1,700	201,200	25
Neil McMillan	266,374	1,841	4,049	6,000	4,500	1,700	284,464	75
Victor Zaleschuk**	213,626	9,478	—	10,500	10,500	5,100	249,204	50

Total	1,814,394	101,918	74,505	173,934	221,147	78,126	2,464,024

*	Resigned from the board on May 14, 2013.
**	Held the position of board chair until May 14, 2013.

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Incentive plan awards – DSUs

The next table shows what each non-executive director earned in DSUs in 2013. We have combined information from two mandatory tables: Incentive plan awards – Value vested or earned during the year and Outstanding share-based and option-based awards, into the table below. Only one director has options, so his information has been set out in a separate table below.

Directors received a portion of their retainer and fees in cash and DSUs:

•	Share-based awards – Value vested during the year is the amount that directors received in DSUs in 2013, valued as of the grant dates. It includes all of the DSUs that vested as of the grant date and DSUs granted as dividend equivalents in 2013.

•	Share-based awards – Market or payout value of vested share-based awards not paid out or distributed are all of the directors’ DSUs which have vested, but they are not paid out until the director resigns or retires from the board. The DSUs were valued at $22.04, the closing price of a Cameco share on the TSX on December 31, 2013.

	SHARE-BASED AWARDS
NAME	VALUE VESTED DURING THE YEAR ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)
Ian Bruce	73,754	174,406
Daniel Camus	238,044	579,143
John Clappison	119,817	678,881
Joe Colvin	37,989	1,913,507
James Curtiss	47,270	2,380,943
Donald Deranger	91,678	441,135
James Gowans	219,722	778,026
Nancy Hopkins	58,816	505,726
Oyvind Hushovd	51,206	878,343
Anne McLellan	60,231	533,489
Neil McMillan	229,950	988,316
Victor Zaleschuk	156,797	1,693,854

Total	1,385,274	11,545,769

See the director profiles starting on page 13 for the number of DSUs and Cameco shares held by each director.

Incentive plan awards – options

We stopped granting options to directors in 2003.

Only James Curtiss has outstanding options. In 2004, he exercised his reload options to acquire additional options with a 10-year term, exercisable at the closing market price of Cameco shares on the day before the reload options were exercised. The table below shows the details of the outstanding options as at December 31, 2013.

The unexercised in-the-money options are valued using the closing market price of $22.04 on December 31, 2013, minus the exercise price, times the number of outstanding options.

	OPTION-BASED AWARDS
NAME	GRANT DATE (MM/DD/YYYY)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRY DATE (MM/DD/YYYY)	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)
James Curtiss	09/21/2004	3,300	15.792	09/20/2014	20,618

Loans to directors

As of March 10, 2014, we and our subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

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Executive compensation

Cameco is committed to maintaining the transparency of our executive compensation program. More detailed information, however, can sometimes obscure the bigger picture.

The following message by the chair of the human resources and compensation committee highlights key aspects of our executive compensation program. A more detailed discussion follows in the compensation discussion and analysis (CD&A) beginning on page 63.

Message to shareholders

Dear Shareholder,

On behalf of the human resources and compensation committee, I am pleased to share with you our approach to executive compensation for 2013 and program changes in 2014. This letter is intended to provide additional insight into how our executives are paid and the reasons why.

COMMITMENT TO PAY FOR PERFORMANCE

Your board is committed to paying executives for performance. Pay is linked to both the execution of Cameco’s business plan and to our commitment to deliver strong returns to shareholders. The guiding principle of Cameco’s executive compensation program is that a proper balance between fixed and variable compensation, short and long-term incentives, and risk and reward will increase long-term shareholder value.

Most of management’s compensation is incentive-based and dependent on short and long-term performance. The committee considers many factors in setting total compensation, including competitive market conditions, employee engagement, risk taking, current business challenges, short-term achievements and strategic objectives.

We recognize that the compensation program and policies must discourage excessive risk-taking by executives. To mitigate that risk, we have an appropriate balance between base salary and at-risk incentive pay, deferred vesting of equity incentives, share ownership requirements, trading restrictions, clawback provisions, caps on incentive payouts and a balanced scorecard with targets for short-term incentives, all of which are discussed in more detail in the Compensation discussion and analysis beginning on page 63.

PERFORMANCE PEERS

The committee uses a size-appropriate comparator group of companies to assess compensation levels. Companies in the group are in similar industries and are capital intensive, complex and regulated businesses with head offices in Canada. These are companies that Cameco competes with for executive talent.

While these companies are appropriate for comparing compensation, they are less suitable for comparing total shareholder return (TSR) – a key measure for assessing company performance – because Cameco’s share price is highly correlated to the uranium price, which is affected by events unique to the nuclear industry.

The mining and energy companies in Cameco’s comparator group are not affected by the same events that affect the nuclear industry and the uranium price, as shown in the graph below.

2014 MANAGEMENT PROXY CIRCULAR    51

The uranium mining/exploration companies whose TSR results are correlated to the uranium price are small and their shares are too thinly traded to serve as compensation and performance peers for Cameco. However, as an internal check, the committee compared Cameco’s TSR relative to 13 uranium companies and the median.

Cameco outperformed almost all of these uranium companies over the past three years, as shown in the graph below.

2013 COMPANY PERFORMANCE

The committee measures Cameco’s performance in absolute and relative (compared to other companies) terms as well as in short-term (annual) and long-term accomplishments. Short-term incentive awards are tied to the achievement of annual targets in the balanced scorecard (financial, operational, safety, environment, and community support) that contribute to long-term sustainable shareholder value (see page 76).

Long-term incentive awards are tied to both absolute and relative share performance, the uranium price achieved relative to prices realized by competitors and the growth in Cameco’s uranium production.

The uranium market continued to be under pressure in 2013, with the uranium spot market price falling by more than 20% and the long-term price by more than 10%. Despite this difficult market environment, 1 Cameco achieved adjusted net earnings1 of $445 million, a 3% increase from 2012. This increase demonstrates the strength of our marketing strategy in providing protection in a declining market. Cameco also reduced costs as a result of its restructuring efforts in 2013.

1.	Adjusted net earnings is a non-IFRS measure and excludes the impact of various items as detailed in note 1 on page 77.

Other financial accomplishments include:

•	record consolidated annual revenue of $2.4 billion

•	annual gross profit of $607 million

•	annual average realized uranium price of $49.81 per pound ($48.35 US per pound) compared to an average spot price of $38.17 (US) per pound.

Overall safety performance was strong in 2013. Injury rates trended down across the company and were better than expected. Average radiation doses remained low and stable.

To ensure an effective approach to environmental performance, all of Cameco’s operating sites have environmental management systems that are registered to the ISO-14001 standard. There were no significant environmental incidents in 2013, and the reportable environmental incidents were significantly lower than Cameco’s long-term average.

Cameco also continues to build an engaged, qualified and diverse organization capable of implementing its growth strategies. It earned six awards in 2013 that are tangible proof that its people strategy is working.

Other accomplishments in 2013

•	Secured 10-year operating licences for the McArthur River, Key Lake and Rabbit Lake operations (the first 10-year licences to be granted to a uranium mining operation in Canada. Previously these licence terms were limited to five years)

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•	Secured an eight-year operating licence for the Cigar Lake mine

•	Achieved record annual production at McArthur River/Key Lake of 20.1 million pounds (our share 14.1 million)

•	Increased uranium production by 8% to 23.6 million pounds in 2013 from 21.9 million pounds in 2012

•	Successfully tested the jet boring system in waste and began commissioning in ore at Cigar Lake

•	Reduced direct administration costs by $3 million compared to 2012, which reflects the effects of our restructuring activities.

Notwithstanding this strong performance, Cameco did not achieve all of the short-term incentive targets (see page 76), resulting in an overall performance rating of 83.7% for the incentive payout.

Cameco’s year-end share price increased more than 12% in 2013 and TSR for the year was at the 86th percentile of the comparator group.

Looking beyond the comparator group, in 2013 Cameco’s TSR performed well against the median TSR of companies in three market indices – S&P/TSX 60, S&P/TSX Capped Diversified Metals and Mining and S&P/TSX Capped Energy. As noted earlier, Cameco also outperformed most uranium companies in 2013.

2013 CEO COMPENSATION

Corporate performance remains the single biggest factor in the board’s decisions on pay for Cameco’s CEO and senior officers. 20% of the CEO’s compensation is base salary and the remaining 80% is at-risk compensation (19% short-term incentive (STI) and 61% long-term incentives (LTI).

The LTI is awarded 60% as performance share units (PSUs) and 40% as stock options. The heavier weighting on PSUs increases the performance-weighted incentive, reduces share dilution and better aligns with shareholder interests.

TSR is an important measure of relative performance and its weighting under the PSU plan was increased in 2013. TSR now accounts for 40% of the total expected value of a PSU award. The proportion of the value of the annual LTIP award, which depends on TSR, has doubled from 2012.

The CEO’s base salary was not increased in 2013 due to modest share performance, despite strong operating performance in a challenging nuclear/uranium market environment.

His annual bonus was $785,000 compared to $790,000 in 2012. The decrease is primarily due to performance on some operational metrics that was lower than target, including meeting cost and timing targets in capital project management and delays in achieving start-up at Cigar Lake.

The 2011 PSUs vested on December 31, 2013 and, based on our performance and share price, paid out on March 3, 2014 at 47.4% of their original grant value disclosed in our 2011 circular.

The CEO was granted 187,500 options and 75,100 PSUs in 2013.

The CEO’s total direct compensation in 2013 (see page 59) was $4.7 million, slightly less than 2012. This reflects strong corporate performance as assessed by the committee moderated by relatively modest improvement in the share price due to depressed uranium prices. His realized and realizable pay at the end of 2013 was $2.69 million, significantly less than the reported compensation, reflecting that a portion of his equity compensation did not vest and the value of the balance was affected by Cameco’s share price. This demonstrates alignment with shareholders – the CEO’s equity compensation decreases when our share performance and relative TSR are down.

THREE-YEAR PERFORMANCE (2011 TO 2013)

In March 2011, an earthquake off the coast of Japan triggered a devastating tsunami that caused extensive loss of life and property damage in northeastern Japan including loss of coolant incidents at three reactors at the Fukushima nuclear power station. As a result, the entire Japanese reactor fleet was shut down and remains closed today. The uranium market has been negatively impacted by these events. Since 2011 the uranium spot price has fallen by about 50% and the long-term price has fallen more than 30%.

As Cameco’s share price is highly correlated to the uranium price, the decline in the uranium spot price has resulted in a decline in Cameco’s TSR of 53.5% from 2010 to 2011 and increases of 8.5% from 2011 to 2012 and 14.7% from 2012 to 2013.

Notwithstanding the dramatic decline in the 2 urani um spot price, Cameco’s adjusted net earnings in 2013 were only 13% lower than 2011. The relative stability of earnings over this very challenging three-year period demonstrates the strength of management’s marketing strategy and focus on cost reduction.

2.	Non-IFRS measure. See note 1 on page 77 for more information.

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CEO COMPENSATION 2011 TO 2013

In July 2011, Tim Gitzel assumed the position of Cameco president and CEO shortly after the events at Fukushima, which had a significant impact on the nuclear industry at large, and certainly on Cameco as one of the largest suppliers of uranium to nuclear power plants. The industry was still coming to grips with the implications of the Japanese situation for the global nuclear industry. Several countries announced phase-outs of nuclear reactors, halting growth of their nuclear programs and the world was taking a pause to examine the safety of existing reactors to determine what improvements were needed. There was real concern that uranium demand and prices could significantly decrease depending on the outcome of these events.

The CEO’s reported total direct compensation in 2013 has decreased by 29% from 2011 (see page 59) and is below the median of the comparator group. Meanwhile, due to the significant decrease in our share price since March 2011, our three-year TSR has been in the bottom quartile of our comparator group, although our two-year and one-year TSR are both higher than the median of the group. In contrast, over the same three-year period, our TSR has outperformed most other uranium companies (see page 52).

The committee also compared TSR performance with the CEO’s three-year average reported compensation (includes the value of the equity-based compensation at the time of grant), and three-year average realized and realizable compensation (includes the estimated value of the equity-based compensation based on actual performance and share price). The graph below shows that realized and realizable compensation is well correlated with Cameco’s share performance.

The CEO’s realized and realizable pay in each year is lower than the grant date value disclosed in the summary compensation table, demonstrating the alignment between our compensation program and performance. Cameco has had strong financial, production and safety results in this period, however, TSR has been below target. The value of compensation that the CEO can receive is lower when all performance measures do not show positive results.

Cameco’s performance-based, long-term incentive awards ensure that the actual long-term value received by our executives is well aligned with shareholder experience because it correlates with both our share price and our performance.

LOOK AHEADING AHEAD TO 2014

Challenges in the uranium market have persisted since early 2011 and we expect they will continue for the near to medium-term, depending on several factors:

•	the pace of Japanese reactor restarts

•	how long it takes for excess supply to clear the market

•	when long-term contracting resumes in meaningful quantities

•	the development and execution of new uranium supply projects

•	continued performance of existing supply.

In this environment, management is adjusting its strategy to eliminate the fixed supply target of 36 million pounds by 2018. Instead, Cameco will produce at a pace aligned with market signals to increase long-term shareholder value. They will do so in a profitable, safe and environmentally sound manner while engaging communities near our operations.

This will provide Cameco with increased flexibility to deliver the best value through this period of uncertainty, while maintaining the ability to benefit when more certainty returns to the market, as we expect it will.

During this period of uncertainty in the uranium market, we need to keep a core group of the executive team in place to implement the strategy. This is particularly important, as Cameco’s competitors for executive talent, including the energy industry in Western Canada, do not face the same uranium market challenges over the next few years and Cameco’s executives have skills that are easily transferrable to other industries. At the same time, there is a very limited pool from which to draw executive talent with extensive uranium and nuclear industry expertise. For this reason, we have awarded RSUs to three members of the executive team. The value is two times their 2013 base salary and the RSUs vest at the end of a three-year period. The executives must hold these RSUs until their share ownership requirements are met or for two years after vesting, whichever is longer.

The CEO recommended a base salary increase of 2% for his executive team and an additional increase of 9% for the chief commercial officer to better align this role with the median of the comparator group. The committee and board approved the CEO’s recommendations and also increased the CEO’s salary by 2% in 2014.

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These changes in executive base salaries follow a 0% increase in 2013 and 2% increase in 2012 (other than the 5% increase for the chief commercial officer).

The compensation timeline on page 57 gives more context to the compensation decisions described above. Page 60 discusses the trend in share performance and total compensation awarded to the named executives over the past five years.

I have had the privilege of serving as chair of this committee for the past 11 years and as a member of the Cameco board since 1994. The committee is committed to working hard on behalf of the board and overseeing all compensation matters in the best interests of Cameco and its shareholders.

I hope this brief overview has given you more insight to our approach to executive compensation and how it is linked to performance and the long-term interests of Cameco and its shareholders.

Sincerely,

James Curtiss

Chair

Human resources and compensation committee

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Cameco compensation practices

The human resources and compensation committee ensures our executive compensation program is based on sound decision-making processes and is competitive, pays for performance, motivates and attracts talent, and focuses on creating shareholder value.

WHAT WE DO

✓	Pay for performance – 80% of the compensation for the CEO is at-risk pay – variable, contingent on performance and not guaranteed (see page 63).

✓	Share ownership – we require all of our executives to own shares in Cameco and to retain their current shares and obtain additional shares using the proceeds from redeeming or exercising vested equity awards until they have met their target ownership (see page 65).

✓	Performance based vesting – 60% of the long-term incentive vests at the end of three years based on absolute performance, relative TSR and relative average realized uranium price (see page 71).

✓	Benchmarking – we benchmark executive compensation against a size and industry appropriate comparator group and target compensation to the median of the group (see page 64).

✓	Caps on incentive payouts – our STI and PSU plans are designed to pay out at a maximum of 200% of target for exceptional performance and the human resources and compensation committee and board cannot exceed this cap (see pages 45 and 68).

✓	Stress testing and back testing – the committee stress tests different scenarios to assess appropriateness and avoid excess risk-taking, and looks back at long-term incentive awards previously granted (see page 44).

✓	Clawbacks – our clawback policy applies to all executives and all incentive compensation awarded (see page 44).

✓	Anti-hedging – directors, executives and other employees are prohibited from hedging their shares or equity-based compensation (see page 45).

✓	Independent advice – the committee receives compensation advice from an independent advisor (see page 45).

✓	Realized and realizable pay – the value ultimately realized from a long-term incentive award can be significantly different from the grant value. Share price is only one factor that affects the payout value. (see page 60).

✓	Modest benefits and perquisites – these are a small part of total compensation and are market competitive (see page 74).

✓	Employment agreements – employment agreements with the named executives protect specialized knowledge, contacts and connections obtained while at Cameco (see page 92).

✓	Double trigger – the severance provisions in our executive employment agreements and our LTI plans have double triggers in the event of a change of control (see page 93).

WHAT WE DON’T DO

x	No repricing of stock options.

x	No dividend equivalents on PSUs until they vest.

x	No tax gross-ups.

x	No bonus amounts or value of equity awards included in pension calculations (see page 73).

See Compensation governance on page 44 and the CD&A beginning on page 63 for more information.

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Executive compensation and strategy

Cameco’s strategy is to generate long-term shareholder value by aligning our growth with market signals to take advantage of the growth we see coming in our industry. The board is a strategic asset, working directly with management in the development of the strategic plan. Management’s primary focus is on executing existing projects, operating with an optimal asset base and maximizing efficiencies to remain competitive. The board plays a key role in overseeing risk and execution of the corporate strategy and challenging management on their progress.

We establish corporate objectives to achieve our strategic plan and our executive compensation program is directly aligned with the strategic plan:

•	measures within these objectives form the basis of the compensable targets under the short-term incentive plan

•	performance share units (PSUs) measure absolute and relative performance over a three-year period. The value realized is based on outcomes against targets based on our long-term strategic goals, relative TSR, relative uranium price and absolute production and share performance.

Compensation timeline

The chart below shows the different components that make up total direct compensation for our executives. Our short-term incentive plan offers the potential for executives to earn a cash bonus based on their success in achieving pre-established corporate and individual performance targets for the year.

Long-term incentives include a PSU plan and stock option plan, which have different terms for vesting and payouts. These incentive plans focus management on the importance of future value and drive corporate performance over the longer term.

Performance-based vesting and share price fluctuation can have a dramatic impact on the realized and realizable value of equity-based compensation. The named executives only realized 47.4% of the grant value of the 2011 PSU awards that vested at the end of 2013 (see pages 80 through 82). Option awards granted to the named executives over five of the past eight years are under water (exercise price is greater than the share price as of December 31, 2013).

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CEO compensation summary

	Tim Gitzel became president and CEO of Cameco Corporation on July 1, 2011.

Tim joined Cameco in January 2007 as senior vice-president and chief operating officer and was appointed president in May 2010. He has extensive experience in Canadian and international uranium mining through 19 years of senior management experience.

	2013 pay mix

	2013 base salary and short-term incentive
	Tim’s total cash compensation in 2013 was $1,703,000, including:
	• base salary unchanged from 2012
	• an annual cash bonus of $785,000, which was 90% of his target award.
	Our STI plan for 2013 was based on 12 objectives which scored 83.7% of target.
Tim Gitzel
President and CEO
	Long-term (equity-based) incentives

	Tim receives 61.8% of his compensation on a deferred basis as long-term incentives. This is at- risk, equity- based compensation – when our share price increases, so will the value Tim receives from the long-term incentives and the value is not received for several years.

	The table below shows the grant and current realized and realizable value of long-term incentives awardedto Tim from 2011 to 2013. 2011 PSUs vested on December 31, 2013 with a realized value of $468,716. As no value has been paid out on the RSUs granted to Tim in the same time period, their current realizable value is based on $22.04, the closing price of a Cameco share on the TSX on December 31, 2013. His options have a current value of $249,240 because the exercise prices of two awards granted between 2011 and 2013 are less than our share price on December 31, 2013.

	The total realized and realizable value of Tim’s long-term incentive compensation is only 31% of the total grant value, highlighting the link to pay for performance.

	To quantify the long-term incentives, we are reporting the grant date and current values over the three-year period to provide a reasonable reflection of long-term compensation because PSUs and RSUs pay out after three years and options vest over three years.

			VALUE OF PSUs, OPTIONS AND RSUs
	EQUITY-BASED COMPENSATION 2011 TO 2013		AT GRANT ($)	REALIZED AND REALIZABLE ($)
		PSUs	988,250	468,716
		Options	4,569,515	249,240
		RSUs	1,780,800	1,542,800

		Total	7,338,565	2,260,756

		% difference		-69%

	• PSUs, options and RSUs (grant value) – see details in the summary compensation table on page 84.

•       PSUs (realized value) – amount Tim received on 25,000 PSUs granted to him in 2011 and paid in early 2014 for the performance period ending December 31, 2013. The PSU amount is based on achieving 68.5% of target and $27.37, the actual average purchase price of Cameco shares on the TSX on March 3, 2014 paid on behalf of the named executives. PSUs granted in 2012 and 2013 have not been included because they have not vested.

•       Options (current value) – includes the value of in-the-money options granted in 2011, 2012 and 2013. The value of the options granted to Tim in this period are based on the closing price of Cameco shares on the TSX on December 31, 2013.

•       RSUs (current value) – RSUs were granted to Tim on July 1, 2011 and vest on July 1, 2014. They are valued at 100% of target and $22.04, the closing price of Cameco shares on the TSX on December 31, 2013.

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CEO’s compensation lookback

The information in this section is for the three-year period 2011 to 2013. The table below shows the value of Tim Gitzel’s compensation disclosed in the summary compensation table in the past three years compared to the realized and realizable value of this same compensation.

Tim was president for the first half of 2011, and president and CEO for the second half of 2011 and all of 2012 and 2013. His realized and realizable pay in each year is lower than the grant date value disclosed in the summary compensation table, demonstrating the alignment between our compensation program and performance. Cameco has had strong financial, production and safety results in this three-year period, however, TSR has been below target. Less compensation is realized and realizable when all performance measures do not show positive results.

TIM GITZEL’S COMPENSATION (THREE YEARS FROM 2011 TO 2013)

	2013	2012	2011	2013 CEO compensation

Base salary	$918,000	$918,000	$807,000	The bar charts below shows the impact of
at-risk pay and the effect that
performance and share price have on
realized and realizable pay. There is a
difference of -43% between the grant
value and the year-end value.

Annual incentive pay	785,000	790,000	762,000
RSUs paid out	—	—	—
PSUs awarded and paid out	468,716	280,584	257,222
Options exercised	—	—	—

Realized compensation subtotal	2,171,716	1,988,584	1,826,222

RSUs outstanding	—	—	1,371,300
PSUs outstanding	—	—	—
Options granted and outstanding	249,240	—	—
Pension	264,500	311,250	496,200

Realizable compensation subtotal	513,740	311,250	1,867,500

TOTAL REALIZED AND REALIZABLE COMPENSATION (based on 2013 year-end value)	2,685,456	2,299,834	3,693,722

TOTAL COMPENSATION AS REPORTED IN THE SUMMARY COMPENSATION TABLE (based on grant date values)	4,720,325	4,772,534	6,651,250

•	Base salary – salary amounts paid each year. Tim was awarded an annual base salary of $900,000 when he assumed the position of president and CEO on July 1, 2011. He received a 2% salary increase in 2012 and no salary increase in 2013.

•	Annual incentive pay – bonus amounts paid each year. Tim was awarded a bonus of $785,000 in 2013, $790,000 in 2012 and $762,000 in 2011 (pro-rated for six months in the CEO role). Had he been in the role for the full year in 2011, his bonus would have been $962,000. Comparing the annualized amount for 2011 against the actual amount for 2012, his bonus decreased by 18% in 2012.

•	RSUs paid out – no payouts made from 2011 to 2013. RSUs will vest and pay out in 2014.

•	PSUs awarded and paid out – amounts paid out on PSUs awarded in 2009, 2010 and 2011 that vested in 2011, 2012 and 2013

•	Options exercised – the amount earned from options exercised from 2011 to 2013. Tim did not exercise any stock options in 2011, 2012 or 2013.

•	RSUs outstanding – value of RSUs awarded in 2011 using the closing share price on the TSX of $22.04 on December 31, 2013. Tim received one RSU grant when he became CEO in July 2011 that vests in July 2014.

•	PSUs outstanding – the outstanding PSUs granted in 2012 and 2013 have been given a zero value because they are unvested performance-based awards that may have a zero payout value when they vest.

•	Options granted and outstanding – the amount that could be earned upon exercise of options that were granted from 2011 to 2013 given the closing share price on the TSX of $22.04 on December 31, 2013. Options granted in 2012 and 2013 are in the money.

•	Pension – pension values reported for 2011, 2012 and 2013 in the summary compensation table.

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Share performance and executive compensation

The graph below compares our TSR to the S&P/TSX Composite Total Return Index for the past five years, assuming an initial $100 investment at the beginning of 2009 and reinvestment of dividends. It also compares our TSR to the named executives’ compensation and shows a strong correlation between our share performance and realized and realizable compensation.

•	The three-year average reported compensation is for the named executives during the three-year period ending in the designated year. It reflects the sum of total compensation over the three years from the summary compensation table in our previous management proxy circulars, divided by three.

•	The three-year average estimated realized and realizable compensation is for the named executives during the three-year period ending in the designated year. It reflects the sum of estimated realized and realizable compensation over the three years, including base salary, short-term incentive bonus, realized or realizable amounts for LTI (PSUs, options and RSUs) and pension value, divided by three. These amounts have been determined in the same manner as the total realized and realizable compensation in the CEO’s compensation lookback table on page 59.

•	We believe the method of three-year averages provides a reasonable reflection of long-term compensation because PSUs and RSUs pay out after three years and options vest over three years.

MARKET CONTEXT

In 2008, the global financial crisis caused a dramatic drop in the share prices of all publicly-traded companies, including Cameco. Share prices began to recover as confidence in financial markets began to be restored in 2009. At the same time, the uranium market entered a period of discretionary purchasing due to the high uranium prices and contracting levels of uranium during the 2005 to 2007 time frame, causing the uranium price to remain relatively stable until mid-2010.

In June 2010, Chinese utilities began to sign long-term uranium contracts for significant volumes. This became a catalyst for the market as the uranium spot price rose from the $40/lb (US) range to over $70/lb (US) by the end of the year. Our share price is closely correlated with the uranium spot price and has followed a similar pattern.

In March of 2011, the events at the Fukushima nuclear power plants in Japan had an immediate and negative effect on share prices of companies involved in uranium exploration, development and production. As a result, the uranium market entered a period of fundamental over-supply and discretionary purchasing, which initially caused uranium prices to fall, and then remain relatively stable throughout 2012.

In 2013, a slower than expected pace for reactor restarts in Japan, unexpected reactor shutdowns in the US and temporary shutdowns in South Korea led to demand erosion. Compounding the issue, the supply side performed well: primary supply remained stable while secondary supply increased modestly, primarily due to enricher

60    CAMECO CORPORATION

underfeeding. The impact of these conditions was the extension of the post-Fukushima inventory overhang and further downward price pressure.

Since 2008, our share price has followed a similar pattern. However, later in 2013 and early in 2014 our share price began to strengthen as some analysts began to upgrade their 2014 uranium market outlook in anticipation of Japanese reactor restarts in 2014 and in response to further announced primary supply discipline.

The graph below compares our share price to uranium prices over the past six years with a timeline of key industry and other events for context.

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About executive compensation

The table shows the trend in total compensation awarded to our named executives from 2009 to 2013. The grant date value of total compensation for the named executives is the total annual compensation for the named executives disclosed in the summary compensation table in our previous management proxy circulars.

(IN MILLIONS)	2008	2009	2010	2011	2012	2013
Grant date value of total	$11.7	$10.7	$15.8	$15.0	$12.1	$11.3
compensation for the named executives in each year

Cameco TSR	$100	$163	$195	$90	$98	$112

•	2009 – the value of the long-term incentive awards was lower than the previous year because they were granted early in 2009 when there was a downturn in the economy and our share price was lower. Our share performance was stronger later in 2009.

•	2010 – total compensation increased in 2010 because of strong performance in virtually all aspects of our business. Our production and financial results exceeded expectations and generally our results in all other areas of the business met or exceeded expectations.

•	2011 – base salaries and incentive awards for the five equivalent executive positions were lower because of changes in the five positions that were partly offset by a retention incentive granted to Tim Gitzel when he was appointed president and CEO. Total compensation declined in 2011, but proportionately less than our share performance because we delivered excellent financial and operating results.

•	2012 – the executive team received modest increases in base salary. Although corporate performance was strong, the short-term incentive bonus was significantly reduced from 2011 because we did not fully meet some of our compensable targets. The bonuses for the CEO and CFO appear to be slightly higher in 2012 than 2011 because they are based on a full year in their new roles, versus only a half year in 2011.

•	2013 – the executive team received no increases in base salary. Although our corporate performance was solid, we did not fully meet some of our compensable targets and continued to be affected by industry conditions (see pages 76 to 78). The short-term incentive bonuses awarded to our named executives are less than in 2012.

NAMED EXECUTIVES

The next section discusses our executive compensation program and the pay decisions affecting our Chief Executive Officer, Chief Financial Officer and the three next highest compensated officers (named executives) as of December 31, 2013:

• Tim Gitzel	President and Chief Executive Officer (CEO)
• Grant Isaac	Senior Vice-President and Chief Financial Officer (CFO)
• Robert Steane	Senior Vice-President and Chief Operating Officer (COO)
• Ken Seitz	Senior Vice-President and Chief Commercial Officer
• Gary Chad	Senior Vice-President, Chief Legal Officer and Corporate Secretary.

62    CAMECO CORPORATION

Executive compensation

Compensation discussion and analysis

1. Approach

Our executive compensation program is based on strong principles, a disciplined process and thorough research and analysis.

Our program has three goals:

1.	Attract, retain and motivate our executives, who are operating in a highly demanding, complex and competitive business environment.

2.	Establish a clear link between corporate performance and executive pay.

3.	Motivate executives to create shareholder value by:

•	using total shareholder return as a performance measure

•	rewarding them when they successfully achieve corporate and individual performance objectives over the short and long term

•	ensuring a significant portion of their total compensation is at risk, reinforcing the importance of strong leadership and their ability to influence business outcomes and financial performance, and tied to share value to align the interests of executives and shareholders.

COMPENSATION TARGETS

We target base salaries and total compensation at the median of our comparator group.

The charts below show the 2013 target mix for direct compensation for our senior executives, and the amount of at-risk compensation.

About the compensation mix

We use financial and operational measures to assess performance for short- and long-term incentives.

60% of the 2013 long-term incentive vests based on performance.

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RESEARCH AND BENCHMARKING

We use national, provincial and industry compensation forecasts and benchmark our executive compensation against our comparator group for individual compensation components and total compensation by level of executive. Performance, scope of the role, seniority and internal equity are also considered. We engage an independent compensation consultant for advice and analysis to make sure our executive compensation is fair and competitive and we are balanced in our decision-making.

As a publicly-traded, global nuclear energy company based in Canada, we have no peers that are directly comparable, so the human resources and compensation committee, with the support of its independent consultant, established a comparator group of companies to assess compensation levels.

Comparator group

We use one comparator group to benchmark our director and executive compensation and to assess relative performance.

The comparator group represents a cross-section of Canadian capital intensive companies from different sectors that are similar in size based on assets, revenue, enterprise value and market capitalization. Other selection criteria include relevant industries, capital intensive businesses, business complexity, regulated industries, operations in multiple geographic locations and jurisdictions, and having a Canadian head office, which are the same principles and criteria we used to establish the comparator group from 2009 to 2012.

Agnico-Eagle Mines Ltd.	Lundin Mining Corp.
Agrium Inc.	Methanex Corp.
Emera Inc.	Nexen Inc.
Enerplus Resources Fund	Potash Corp. of
First Quantum Minerals Ltd.	Saskatchewan
Fortis Inc.	Sherritt International
Inmet Mining Corporation	Corporation
Kinross Gold Corp.	TransAlta Corp.
Yamana Gold, Inc.

As Nexen Inc. and Inmet Mining Corporation were subsequently acquired, reducing our comparator group from 15 to 13 companies, we have added companies to our comparator group for 2014 to maintain a robust comparator group in light of the acquisition of several of our comparator companies (see Program changes for 2014 on page 75 for more information).

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SHARE OWNERSHIP

We require our executives to own Cameco shares so they have a vested interest in the company aligned with shareholders.

Our share ownership guidelines are a multiple of base salary:

•	CEO – 4 x base salary

•	senior vice-presidents – 2 x base salary

•	vice-presidents – 1 x base salary.

Executives must meet their ownership targets within five years of being appointed to the position. If an executive is promoted resulting in a higher share ownership requirement, he or she will have an additional three years to meet the incremental requirement. Executives are required to obtain additional shares with the after-tax proceeds from redeeming PSU or RSU awards or exercising stock options until they have met their share ownership requirement (see Program changes for 2014 on page 75).

The table below shows the number of shares held by our named executives at December 31, 2013. We calculate the target value of share ownership by using their 2013 base salary and the multiplier for their position. Share value is based on $22.04, the closing price of Cameco common shares on the TSX on December 31, 2013 or the executive’s purchase price, whichever is higher. See notes to the table below for information on determining the PSU and RSU values.

										VALUE OF
										SHARE
										OWNERSHIP ($)
			TARGET	CAMECO SHARES		QUALIFYING PSUs				(SHARES, RSUs
			VALUE OF	NUMBER		NUMBER		NUMBER	RSUs	AND	MEETS SHARE
	2013 BASE		OWNERSHIP	HELD	VALUE	HELD[2]	VALUE[3]	HELD[4]	VALUE[5]	QUALIFYING	OWNERSHIP
NAME	SALARY ($)	MULTIPLE	($)	(#)	($)	(#)	($)	(#)	($)	PSUs)	GUIDELINES
Tim Gitzel[1]	918,000	4x	3,672,000	40,462	1,018,556	40,462	356,713	70,000	771,400	2,146,669	Has met 58% of the target for the CEO. Has until 2016 to meet the requirement.
Grant Isaac	459,000	2x	918,000	5,514	123,097	5,514	48,611	—	—	171,708	Has met 18% of the target for the CFO. Has until 2016 to meet the requirement.
Robert Steane	561,000	2x	1,122,000	28,175	729,882	28,175	248,391	—	—	978,273	Has met 87% of the target for the COO. Has until 2015 to meet the requirement.
Ken Seitz	420,000	2x	840,000	3,779	110,265	3,779	33,316	—	—	143,581	Has met 17% of the target for this position. Has until 2016 to meet the requirement.
Gary Chad	472,300	2x	944,600	54,527 1,372,484		32,700	288,283	—	—	1,660,767	Has met 175% of the target for this position.

1.	See Tim Gitzel’s profile on page 17 for the total number and value of the CEO’s shares, RSUs and all PSUs, not just qualifying PSUs.
2.	This is the lesser of the number of PSUs held by the named executive, and the number of Cameco common shares held by the named executive.
3.	The value of the qualifying PSUs is calculated as 80% of target, net of taxes of 50%, multiplied by $22.04, the closing price of Cameco shares on the TSX on December 31, 2013.
4.	Grant Isaac received an RSU grant of 34,240 units and Ken Seitz received an RSU grant of 31,330 units on March 3, 2014 based on two times their 2013 salary (see page 83 for details). The value of the RSUs will count toward their share ownership requirement and be reported in our proxy circular next year.
5.	The value of the RSUs is calculated net of taxes of 50%, multiplied by $22.04, the closing price of Cameco shares on the TSX on December 31, 2013.

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2. Annual decision-making process

The board, human resources and compensation committee and management are involved in compensation decision-making. The committee is responsible for making compensation recommendations, and the board makes the final decisions on executive compensation.

The illustration below shows our process, the different inputs we use to determine compensation and the flow of information, recommendations and approval by our board.

ASSESSING THE PROGRAM

The human resources and compensation committee believes that it is good practice to review our compensation programs each year and continued this practice in 2013 (read about the changes planned for 2014 on page 75).

The committee reviews all policies and programs relating to executive compensation, which involves:

•	establishing the annual corporate objectives to measure performance

•	determining the proposed base salaries, short-term incentive awards, grants of performance share unit awards and stock options

•	evaluating performance

•	reviewing and recommending executive compensation to the board for review and approval.

The committee retains an external consultant as an independent advisor on compensation matters, and it is involved in the compensation review. Management retains a different external consultant as a general resource on human resources and other matters (see Compensation governance on page 44 for more information).

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3. Measuring performance

Compensation decisions are based on corporate and individual performance.

CORPORATE PERFORMANCE

We assess our corporate performance by how well we achieve both operational and financial goals.

Our corporate objectives are grouped into our four measures of success:

•	Outstanding financial performance

•	Safe, healthy and rewarding workplace

•	Clean environment

•	Supportive communities.

The board approves our corporate objectives every year, as recommended by management and following a review by the human resources and compensation committee. These objectives support our strategic plan. All of the corporate objectives become the CEO’s individual objectives, and are allocated among the senior vice-presidents to form part of their individual objectives. The CEO’s individual objectives also include leadership expectations established by the board.

A number of corporate objectives were chosen as performance measures under our short-term incentive (STI) plan. The table beginning on page 77 lists our 2013 corporate objectives and the threshold, target, maximum and actual performance against these objectives under the STI plan.

Under our PSU plan, we assess performance over a three-year period based on three objectives, including TSR. These objectives were recommended by management, reviewed by the human resources and compensation committee and then recommended to the board for approval. The table on page 72 sets out the measures for PSUs granted in 2013.

PSU awards granted in 2011 are measured against four performance targets. They vested on December 31, 2013 and were paid out early in 2014 based on our performance against those four targets for the three-year performance period (see pages 80 to 82 for the performance assessment and details of the payout).

Performance measures under our STI and PSU plans are linked to our strategic plan to ensure our long-term growth and focus on creating shareholder value. The better we perform, the greater the potential to realize a higher payout value.

INDIVIDUAL PERFORMANCE

The board assesses the CEO’s individual performance using the annual corporate objectives and recommendations by the human resources and compensation committee, which are based on:

•	overall corporate performance

•	implementation of the CEO’s strategies to increase shareholder value

•	achievement of the CEO’s individual performance objectives.

The committee reviews reports from management and the CEO’s self-assessment and consults with its compensation consultant before making its recommendation to the board.

At the beginning of the year, the CEO establishes individual performance objectives for each senior vice-president, allocating and weighting the annual corporate performance objectives by individual based on the executive’s influence in a given area. At the end of the year, the CEO compares actual performance to the targets and prepares a report on each senior vice-president that summarizes their individual performance and leadership effectiveness, which is discussed with the committee. The committee then consults with its compensation consultant, and makes its recommendations to the board.

The board approves all final decisions on executive compensation. See page 83 for details about the compensation decisions in 2014.

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4. Compensation components

Five components make up total executive compensation:

• Base salary

• Short-term incentive (STI)	}	at-risk compensation

• Long-term incentive (LTI)

• Pension

• Group benefits

TYPE OF COMPENSATION	FORM	PERFORMANCE PERIOD	HOW IT IS DETERMINED	RISK MANAGEMENT FEATURES
Fixed compensation	Provides market competitive level of fixed compensation

Base salary (page 69)	Cash	One year	Based on market competitiveness among the comparator group, individual performance, seniority, scope of the role and internal equity.	Fixed pay, paid throughout the year, and provides a certainty at a base level for fulfilling their responsibilities. Represents 20% or less of target direct compensation of the named executives

Variable (at-risk) compensation	STI compensation encourages achievement of pre-established corporate and individual performance objectives. Payout is subject to clawback policy (effective January 1, 2013)

Short-term incentive (page 69)	Cash	One year	Focuses on specific annual objectives. Target award based on market competitiveness among the comparator group and other factors. Actual award based on corporate and individual performance.

Provides a balanced focus on short-term performance based on pre-determined set of balanced performance metrics weighted and scored in our scorecard. Actual payout on all metrics could be 0-200%. Targets and results are approved by the board.

Use of 12 balanced and diverse performance metrics reduces risk associated with emphasis on single (or limited) performance measures.

Variable (at-risk) compensation	LTI compensation provides incentive to achieve longer term performance and opportunity to receive equity-based compensation and align with shareholder interests, including reaching required share ownership levels. Payout is tied to Cameco share performance and subject to clawback policy (effective January 1, 2013)

Long-term incentive (page 70)	Performance share units	Three-year term, with vesting at the end of three years

Focuses on longer-term objectives (three years).

Target award based on market competitiveness of the LTI package among the comparator group and other factors.

Actual payout based on our overall performance, combining a balanced scorecard of:

•     average relative realized uranium price

•     increased production

•     three-year relative total shareholder return.

At the board’s discretion, payment is made in Cameco shares purchased on the open market, or in cash.

Performance is measured on previously established targets. Three-year vesting period maintains longer term focus for decision-making and management of business.

Vesting and payout eligibility capped. Payout on the relative TSR metric could be 0-200% and on the other metrics could be 0-150%.

Stretch targets based on an improvement in historical performance.

	Stock options	Eight-year term, with one-third vesting each of the first three years starting on the first anniversary of the grant date	Target award based on market competitiveness of the LTI package among the comparator group and other factors. The final realized value is based on the appreciation of Cameco’s share price.

Provides a balanced incentive to take appropriate risks. Three-year vesting eligibility period and eight-year term maintain longer term focus for decision-making and management of business.

Represents significant portion of total direct compensation.

	Restricted share units	Three-year term, with vesting at the end of three years	Mainly used as a targeted retention tool in individual circumstances. At the board’s discretion, payment is made in Cameco shares purchased on the open market, or in cash.	Three-year vesting and eligibility period supports retention and longer-term focus for decision-making.

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TYPE OF COMPENSATION	FORM	PERFORMANCE PERIOD	HOW IT IS DETERMINED	RISK MANAGEMENT FEATURES
Pension	Defined benefit	Ongoing	Based on market competitiveness and	Tax efficient way to provide
(page 73)	plan (one senior vice-		legislative requirements.	employment benefits.

	president)			Provide security for employees

	Defined contribution plan			and their families.
(CEO and other senior
vice- presidents)

Supplemental executive
pension plan

Group benefits	Group insurances, health and dental, income protection	Ongoing	Based on market competitiveness.
(page 74)

We also have employment agreements with our named executives (see page 92).

BASE SALARY

We benchmark base salaries approximately at the median of the comparator group.

We review base salaries every year, and compare them to similar positions in the comparator group. Then we review our corporate performance, the individual’s performance, seniority and scope of the role and internal equity to make sure any increases are fair and balanced. Salary adjustments for our senior executives go into effect as of January 1.

SHORT-TERM INCENTIVE PLAN

The STI plan gives executives the opportunity to earn a cash bonus based on their success in achieving pre-established corporate and individual performance targets for the year.

For named executives, corporate performance is weighted higher than individual performance. Awards range from 0 to 150% of the STI targets (compensable targets) established for the year, based on the level of performance. We have to meet a minimum level of performance (threshold) for each measure before being eligible for any payout on that measure. The threshold performance level is 80% of the target, which provides a 50% payout on that measure. Achieving 100% of target produces 100% payout on that measure. The maximum payout on any STI target is 150% for achieving 120% of the target. There is no payout if performance is below threshold.

The human resources and compensation committee sets the target bonus for each executive based on position, internal equity and market competitiveness. The table below shows the current target levels and weightings used to establish the actual awards. The weightings are the same for all executives, which promotes executive teamwork and better aligns the interests of executives and shareholders. Actual bonuses are based on performance for the year and paid in the following year after our year-end results are released.

POSITION	STI TARGET FOR 2013 (% OF BASE SALARY)	CORPORATE PERFORMANCE WEIGHTING	INDIVIDUAL PERFORMANCE WEIGHTING
CEO	95%	80%	20%
Senior vice-presidents	50 to 70%	80%	20%

Determining the payout

We use a balanced scorecard to broadly measure performance and give participants a clearer picture of their potential award. The scorecard has a number of weighted objectives (compensable targets) aimed at driving annual performance in key areas. The objectives (compensable targets) are tied to our four measures of success and individual performance measures.

We calculate STI as follows:

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Measuring corporate performance

The board establishes the measures and weightings every year based on the recommendation of the committee. These objectives represent our four measures of success, and are grouped into two sets of measures that each add up to 100%. The product of these two sets of measures is the corporate performance multiplier. See pages 77 and 78 for the objectives and results of each measure for the 2013 STI.

The human resources and compensation committee consults with the safety, health and environment committee on our performance related to safety, health and the environment and related corporate results as part of the process in determining the STI awards.

Measuring individual performance

Assessment of individual performance is based on the executive’s contribution to corporate performance and individual performance measures, and these assessments are approved by the committee.

The committee determines the measures and weightings for assessing the CEO’s performance, while the CEO establishes the same for the senior executives.

Using discretion

The board can increase or decrease the amount of the bonus when there are significant external challenges or opportunities that were not contemplated or reasonably expected when the objectives were set. It cannot exceed the maximum payout of 200%.

LONG-TERM INCENTIVE

LTI provides executives and other employees the opportunity to receive equity-based compensation to drive longer-term performance. Both the committee and the board confirmed the importance of equity-based compensation to stay competitive, motivate employees to deliver strong longer-term performance and link their interests with those of shareholders.

The combination of PSUs, options and RSUs allows us to use different vesting criteria, eligibility and performance measures for at-risk compensation (see page 75 for details about changes in participation starting in 2014).

AWARD	HOW IT’S USED	BUSINESS FOCUS	WHO PARTICIPATES	VESTING	HOW IT’S SETTLED	ALIGNED WITH SHAREHOLDERS
PSUs (page 71)	60% of target LTI award	Performance vesting criteria Directly linked to long term, absolute and relative performance and share price Reduces the number of option awards, lessening the dilutive impact to shareholders	Vice-presidents and above	Based on financial and operating performance and TSR at the end of a three-year period	Cameco shares purchased on the market or cash	Motivates executives to create shareholder value that can be sustained over a longer period on both an absolute and relative basis; non- dilutive

Stock options (page 73)	40% of target LTI award	Ties a portion of future compensation to the long-term performance of our shares	First-line supervisors to CEO, within established ranges by position level	Vest over three years, expire after eight years	Option to buy Cameco shares at the exercise price	Motivates executives to create shareholder value on an absolute basis

Restricted share units (page 73)	Mainly for targeted retention	Ties a portion of future compensation to the longer term performance of our shares	Select executives	At the end of three years	Cameco shares purchased on the market or cash	Motivates executives to create shareholder value on an absolute basis; non-dilutive

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Determining the mix

The committee evaluates the mix of options and PSUs every year, and discusses national trends with its compensation consultant, including the importance of stock options in our industry and the emphasis Canadian public companies continue to place on stock options and other equity-based awards. The committee takes into account previous awards of PSUs, options and RSUs when it considers new LTI grants.

Governance concerns have been expressed about the use of stock options and the committee regularly reviews the merits of keeping stock options in our compensation program. Stock options are a tax-efficient incentive focused on share performance that provides a longer-term horizon for at-risk compensation and are a common form of LTI in our comparator group.

The committee set the 2013 target mix of the expected value of the long-term incentives at 60% PSUs and 40% options (compared to a mix of 40/60 for the previous three years) so that a higher percentage of LTI has performance vesting. Companies in our comparator group typically have a higher percentage of time-vesting LTI than we do.

LTI awards are granted every year on March 1 (or the next business day if March 1 falls on a weekend) after we publicly disclose our results for the previous fiscal year. If we impose a trading blackout period that includes March 1, we will make the grants on the next trading day after the blackout period has ended. The committee takes into account equity awards previously granted when it determines the PSU and option awards each year.

The board can make special LTI grants at other times during the year, for retention or other special reasons.

Non-executive employees (union and non-unionized) participate in the employee share ownership plan (ESOP). We make annual base contributions to the plan, and match 50% of employee contributions up to a maximum of 1.5% of an employee’s base salary. Executives do not participate in ESOP because they participate in the PSU plan.

Performance share unit plan

The PSU plan design is described in the table on the previous page. The formula below shows how the performance factors determine the final number of PSUs on vesting, to exchange for Cameco common shares.

Each PSU represents an opportunity to receive a Cameco common share purchased on the open market at the end of the three-year performance period (or cash, at the board’s discretion). PSUs do not earn dividend equivalents until they vest.

We use a scorecard to align senior management’s compensation with their ability to improve corporate performance over the three years. As of 2013, performance measures are based on a combination of two corporate measures, one absolute and one relative, and relative TSR, which has the highest weighting of the three measures. The PSUs measure absolute and relative performance so management maintains a balanced, longer-term focus on delivering shareholder value. We removed the measure for capital costs to eliminate duplication and keep the focus on annual performance of capital projects under the STI plan.

The human resources and compensation committee reviews the performance targets every year and recommends them to the board for approval. They are reasonably challenging stretch targets and are largely within the control of our executive team. The table below shows the targets and weightings for PSUs awarded in 2013.

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TARGET	WEIGHTING
Average relative realized uranium price 0 to 150%	30%

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two independent industry benchmarks for the same period:

• EIA (U.S. energy information administration) price for sales in the US

• ESA (Euratom supply agency) price for sales in Europe.

The payout at the end of the three-year period is based on 2012, 2013 and 2014 sales due to timing of when pricing information is available.

Measures relative performance to our competitors.

Consistently achieving higher prices than our competitors is a stretch target because uranium is a fungible product and we need to be creative in our sales efforts in order to distinguish our uranium from our competitors and achieve a premium price.

We use these pricing indicators because they are the only ones that are publicly available.

See page 52 for our performance compared to other pure uranium companies.

Increased production 0 to 150%	30%	Increase production of U308 by 3.8 million pounds over 2011 production of 22.4 million pounds, over the three-year period 2012 to 2014 to a cumulative total of 71 million pounds (our share).	Measures absolute performance and ties directly to our strategic plan.

Our three-year average total shareholder return (TSR) 0 to 200%	40%	Achieve three-year average TSR at the median of the three-year average TSR achieved by companies in our comparator group. We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the TSX during the three-year period from 2013 to 2015.	Measures relative performance and weighting was increased from 30% to 40% in 2013.

Performance multiplier		The overall performance factor is the sum of the three weighted targets above.

Initial grant of PSUs		Notional units awarded at the beginning of the three-year performance period.

PSU payout		Payout amount is the initial number of PSUs granted, multiplied by the PSU performance multiplier, exchanged for the equivalent number of Cameco common shares.

Performance multiplier

The performance multiplier for each measure depends on our performance against each target. The table below shows how we assess performance against each measure.

Threshold performance for TSR is 35% of target, which is in line with market practice ranging between 25% and 40% for threshold performance. The TSR measure is a good reflection of performance when comparing to like companies in a comparable industry and same commodity. As Cameco’s comparators are not influenced by the price of uranium, we believe that this is a challenging performance target in the current depressed uranium market, and a threshold of the 35th percentile of our comparator group is challenging to trigger at 50% payout on this metric.

PERFORMANCE MEASURES (AND WEIGHTING)	THRESHOLD PERFORMANCE	IF WE ACHIEVE:	THEN THE PERFORMANCE MULTIPLIER IS:
Average realized uranium price (30%)	80% of our target of 100%	Less than 80% of the corresponding target	0%
		80 to 120% of the corresponding target	50 to 150% (in a straight-line interpolation)

Increased production (30%)		More than 120% of the corresponding target	150 to 200% (in a straight-line interpolation with board discretion)

Our three-year average TSR (40%)	35th percentile (target is the 50th percentile)	Below the 35th percentile among our comparator group	0%

		From the 35th to the 75th percentile	40 to 200% (in a straight-line interpolation with 100% at the 50th percentile)

		Higher than the 75th percentile	200%

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Vesting

Payout curves have been established for each performance measure, taking into account different levels of threshold performance to determine the performance multiplier and to cap payouts to eliminate any excessive risk taking.

Applying discretion

The committee can make adjustments at its discretion, such as:

•	adjusting a performance measure, target measure and/or two or more weightings when things change (i.e., when a financial indicator no longer exists or has materially changed, or is no longer relevant to our business)

•	increasing the weighting of any of the performance multipliers up to a maximum of 200% for extraordinary performance, subject to the approval of the board, or decreasing the weighting if performance does not meet expectations.

Using discretion helps reduce the possibility that anyone unduly benefits from or suffers because of events that are unforeseen or out of their control, and helps us manage compensation risk.

Stock option plan

Our stock option plan is designed for management, certain professional employees and employees with supervisory responsibilities. The committee takes into account previous equity awards when it considers new grants of options. In 2013, 1,094 employees participated in the plan.

The board fixes the exercise price of an option at the time of the grant at the TSX closing price of Cameco common shares on the trading day immediately before the date of the grant.

If an option holder leaves the company, any unvested options will vest during a specific period of time depending on the reason for leaving. Vested options can be exercised during the same period. See Termination and change of control benefits starting on page 92 for details.

No more than 10% of our total shares issued and outstanding can be issued to insiders in a year under the stock option plan and any other security-based compensation arrangement. An employee participating in the plan can only hold up to 5% of our total common shares issued and outstanding. Options cannot be transferred to another person (other than by will or intestate succession).

Our securities trading and reporting policy prohibits the securitization of stock options. This means that transactions that could be perceived as speculative or influenced by positive or negative perceptions of Cameco’s prospects, including through the use of puts, calls, collars, spread bets, contracts for difference and hedging transactions, are prohibited, better aligning the interests of employees and shareholders.

Making changes

The board can change, suspend or terminate the plan subject to the laws that apply, including but not limited to the rules, regulations and policies of any stock exchange where our shares are listed. Some changes may require approval from shareholders or a governmental or regulatory body.

Neither the board, the human resources and compensation committee nor shareholders can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the plan. See Appendix C for information about the changes that must be approved by shareholders.

The summary compensation table on page 84 gives information about the grant date value of options awarded to the named executives over the past three years. The Incentive plan awards table on page 87 gives information about the 2013 year-end value of the named executives’ unexercised options.

International employees

Our non-North American stock option plan (phantom plan) allows eligible employees of our international subsidiaries to participate in our overall growth and profitability in permitted jurisdictions.

The phantom plan has the same objectives and features as our stock option plan, except that these option holders have the right to receive cash payments rather than Cameco shares. The cash amount equals the difference between the closing market price of a Cameco share on the day prior to the exercise date and the exercise price of a phantom stock option.

Restricted share units

RSUs are granted from time to time on the recommendation of the committee and approval by the board, and are mainly used as a targeted retention tool.

Each RSU represents one notional common share that vests at the end of three years. The board has the discretion to decide if the payout is made in Cameco shares purchased on the open market, or in cash based on the weighted average closing price of Cameco shares on the TSX for the 20 trading days prior to the vesting date, after deducting withholding taxes.

PENSION

Pensions are an integral part of total compensation and a cost-effective and important benefit for attracting and retaining executives and other employees. Executives participate in a registered base plan and a supplemental program.

Registered base plan

We have a registered defined contribution plan for most of our

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employees. All of the named executives participate in our defined contribution plan, except for

Gary Chad who participates in a registered defined benefit plan. For named executives who are participants in the defined contribution plan, we contribute 12% of the employee’s pensionable earnings to the plan on a bi-weekly basis up to the annual dollar limit allowed by the Canada Revenue Agency. The maximum dollar amount for 2013 was $24,270.

Supplemental program

This non-contributory supplemental defined benefit program is designed to attract and retain talented executives over the longer term. It is also designed to provide a retirement income that is commensurate with the executive’s salary and offset the strict limits under the Income Tax Act (Canada) relating to registered pension plans.

All of our Canadian-based management at the vice-president level and above participate in the supplemental executive pension program (see Pension benefits on page 89 for more information).

BENEFITS

Group benefits

We provide group benefits to all our employees. The named executives participate in the same program and receive coverage similar to those offered by companies in our comparator group. These benefits include life insurance, long-term disability insurance, extended health care, dental care and emergency medical coverage.

Perquisites

Our named executives also receive additional benefits as part of their total compensation, similar to those offered by companies in our comparator group. These include a financial and tax planning allowance, a vehicle allowance, an executive medical plan and salary protection in the event of short-term disability.

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5. Program changes for 2014

Following the comprehensive compensation review conducted in 2012 by the human resources and compensation committee and implementation of a number of program changes, the committee recommended some further enhancements to the program. The board approved the following recommendations in late 2013 or early 2014, and all changes went into effect starting in 2014.

COMPARATOR GROUP

In 2013, we used one comparator group to benchmark compensation and assess relative performance. Cameco is positioned close to the median of the comparator group.

Benchmarking compensation and performance against a single group simplifies our performance assessment and clarifies compensation decisions relating to our PSU plan. We are somewhat restricted in assessing our relative performance, however, because there are no Canadian-based, publicly-traded uranium companies that are similar in size to us.

The comparator group decreased in size from 15 companies to 13 in 2013 due to the acquisition of Nexen Inc. and Inmet Mining Corporation, so Mercer conducted research and analysis to create an expanded performance and comparator group. The committee approved the new group after receiving input from Meridian, its independent compensation consultant.

Eight companies were added to form a 21-member comparator group that includes companies from the oil and gas, and mining industries. The companies meet the established principles and size criteria and will be used beginning in 2014. Uranium companies were also reviewed but not included because they are significantly smaller than Cameco and their shares are more thinly traded relative to Cameco.

Agnico-Eagle Mines Ltd.	Lundin Mining Corp.
Agrium Inc.	Methanex Corp.
Arc Resources*	Penn West Petroleum*
Crescent Point Energy*	Potash Corp. of
Eldorado Gold*	Saskatchewan
Emera Inc.	Sherritt International
Encana Corp.*	Corporation
Enerplus Resources Fund	Talisman Energy Inc.*
First Quantum Minerals Ltd.	Teck Resources*
Fortis Inc.	TransAlta Corp.
IAMGold*	Yamana Gold, Inc.
Kinross Gold Corp.

*	Indicates new additions to the comparator group.

LONG-TERM INCENTIVES

Stock options will be granted only to vice-presidents and above. Other management employees will receive RSU awards rather than options as a more effective retention tool and long-term incentive. We are providing a one-year transition allowing these management employees to elect options or RSUs in 2014.

RSU plan

In light of the highly competitive mining industry and the ability of Cameco executives to move to other mining companies not impacted by the uranium market, the committee recommended granting RSUs to certain key executive officers to keep our core executive team together during this critical time of implementing our strategy for growth. The RSUs were granted to three executives on March 3, 2014 with a three-year vesting period. The three executives must hold these RSUs until their share ownership requirement is met or an additional two years after vesting, whichever is longer (see page 65 for details).

SHARE OWNERSHIP

Executives are required to hold their current Cameco shares and retain the net after-tax value of shares received on any vested equity award, redemption or exercise until they have met their target ownership.

SALARY INCREASES

The named executives received modest salary increases of 2.0% for 2014, except for Ken Seitz who received an 11% increase in salary to position him appropriately with our comparator group.

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6. 2013 Performance and compensation

BASE SALARY

The named executives did not receive salary increases for 2013. Based on the solid company performance in a challenging market environment and the expected salary increases in Western Canada, there was a sound rationale for a salary increase of 3% for 2013, similar to the level of the comparator group. Considering our share performance and to enhance the alignment with shareholder interests, the CEO recommended no increase in base salary for himself and the other named executives for 2013. The committee and board approved this recommendation. Base salaries are reported in the summary compensation table on page 84.

SHORT-TERM INCENTIVE PLAN

The STI award is based on targets set for each named executive as a percentage of base salary and actual corporate and individual performance, and the targets are slightly below those of our comparator group. The plan design is based 80% on corporate performance and 20% on individual performance for all executives. The new weighting was effective with the 2013 award, which was paid in 2014 after our year-end results were released.

The 2013 awards were less than last year as corporate performance was assessed at 83.7% for 2013, compared to 88.2% for 2012. The CEO’s 2013 bonus decreased by 1% in 2013, compared to an average decrease of 11% for the other named executives, largely due to the increased weighting of corporate performance from 60% to 80% for the other named executives.

STI awards are reported in the summary compensation table on page 84, and you can find a complete description of the plan design beginning on page 69.

Corporate performance

The 12 compensable targets are a combination of financial and non-financial measures and are directly linked to our strategy to profitably produce at a pace aligned with market signals to allow us to take advantage of the world’s increasing demand for energy without encouraging excessive risk-taking. They represent our four measures of success and highlight the importance we place on our financial and operational results and the social and environmental aspects of our business as a responsible corporation and global leader in corporate social responsibility.

2013 STI performance was assessed at 83.7% based on twelve specific, compensable targets. The financial performance measures motivate balanced focus and emphasize stretch components, resulting in more impact on executive behaviour and compensation. Detailed STI performance results and weightings are reported in the following table.

2013 results

Our performance in 2013 continued to be affected by industry conditions; however, performance was solid.

We took decisive steps and actions to renew our focus on cost management and successful implementation of these actions is reflected in our strong financial results. We also delivered strong performance in terms of our operations, health and safety and clean environment.

We did not achieve all of our targets in 2013, however. We were unable to achieve our growth measure of first production from Cigar Lake. This was an important milestone for Cameco and is reflected by its relative weighting in our overall performance. Performance was also lower than expected in the area of supportive communities compared to our targets.

The business decisions we made to support our four measures of success resulted in steady progress and solid performance overall in 2013.

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2013 COMPENSABLE TARGETS	RESULTS	THRESHOLD	TARGET	MAXIMUM	STI WEIGHTING	STI PERFORMANCE
Outstanding financial performance
Earnings measures • Achieve targeted adjusted net earnings and cash flow from operations (before working capital changes).	• Adjusted net earnings[1] were $445 million, 11% higher than our target.	$383 million	$ 400 million	$ 480 million	22.5%	28.8%
	• Cash flow from operations (before working capital changes)[1] was $669 million, 11% higher than our target.	$587	$ 603 million	$ 724 million	22.5%	28.7%

Capital management measures • Execute capital projects within scope, on time and on budget.	• Our cost performance indicator for 2013 was 0.87 (over budget), above the threshold; however, below the target of 1.0, due to cost overruns and necessary scope additions at Cigar Lake.	0.80 (over budget)	1.0	1.20 (under budget)	10%	6.8%

	• Our schedule performance indicator was below our threshold for 2013, resulting in a zero rating.	0.80 (under budget)	1.0	1.20 (over budget)	10%	0%

Cigar Lake measure • Achieve production at Cigar Lake in 2013.	• In 2013, we made strong progress toward production, including jetting in waste, assembling a second jet boring system underground, and commissioning most of the other mine systems. We were also successful in obtaining the required construction and operating licence. However, production of the first packaged pounds was delayed as a result of additional work to ensure the safe, efficient operation of the mine and mill. In December, we began jet boring in ore, and have since completed the first cavity in ore.	Production by Q1 2014	Production by Q4 2013	Production by Q3 2013	20%	0%
Supportive communities
• Achieve a 2% increase (15 net additions) in resident of Saskatchewan’s north (RSN) employment over 2012. • Support northern business development opportunities by procuring at least 75% of Northern Services Spend from North Saskatchewan vendors.	• Overall RSN employment decreased seven positions from 2012 to 747 positions due to overall workforce reduction. However, we were successful in adding 18 RSN employees at Cigar Lake, and maintained a 50% RSN workforce overall at the northern sites.	12	15	18	7.5%	0%
	• Only 67% of northern services were procured from northern Saskatchewan vendors. This was due to disproportionate growth in overall spend, cost efficiencies and temporary increase in expenditures, largely growth capital at Cigar Lake which required specialized services not available from northern Saskatchewan vendors.	70%	75%	100%	7.5%	0%

•  Over the past few years, overall spend has grown faster than the growth in capacity of northern vendors. Despite not achieving our targeted ratio, the nominal business volume with northern Saskatchewan vendors has more than doubled since 2009.

[1]	We use adjusted net earnings and cash flow from operations (before working capital changes) as a more meaningful way to compare our financial performance from period to period. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure), and they should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. Other companies may calculate these measures differently. Adjusted net earnings (non-IFRS measure) is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. This measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period and adjusted for impairment charges, inventory write downs, losses on exploration interests and income taxes on adjustments. For further details regarding this measure, see page 28 of the management’s discussion and analysis for our audited 2013 financial statements. Cash flow from operations (before working capital changes) of $669 million is cash provided by operations of $530 million with the changes in non-cash working capital of $139 million added back. Changes in non-cash working capital includes changes in accounts receivable, inventories, supplies and prepaid expenses, accounts payable and accrued liabilities, and certain other operating items, as further detailed in note 24 to our audited 2013 financial statements.

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2013 COMPENSABLE TARGETS	RESULTS	THRESHOLD	TARGET	MAXIMUM	STI WEIGHTING	STI PERFORMANCE
Safe, healthy and rewarding workplace

• Strive for no lost- time injuries at all Cameco-operated sites and, at a minimum, maintain a long-term downward trend in combined employee and contractor injury frequency and severity, and radiation doses.	• Overall safety performance was strong in 2013[2] . Injury rates trended downward across the company and were better than expected. Average radiation doses remained low and stable. In the past two years, we have met our targets for safety performance.	—	—	—	40%	58.9%

• Attract and retain the employees needed to support operations and growth.

• We were listed as both a Top 100 Employer (for the fourth year in a row) and one of the Financial Post’s 10 Best Companies to Work For, in addition to receiving awards for being among Saskatchewan’s Top10 Employers, Canada’s Best Diversity Employers, Top Employer for Canadians Over 40, and a Top Employer for Young People.

	• Our 2013 turnover rate of 8.3% (excluding the impact of restructuring) was lower than our target of 9%.	10.8%	9%	7.2%	15%	17.9%

	• The expected turnover rate for new hires within the first year of employment was slightly higher than expected at 12.7%.	14.4%	12%	9.6%	15%	12.8%
Clean environment

• Do not incur an incident that results in moderate or significant environmental impacts or current and future remediation costs of greater than or equal to $1 million or which has a reasonable potential to result in significant negative impact on the company’s reputation with our major stakeholders. Achieve a decreasing trend for environmental incidents, measured as less than the long-term average.	• There were no significant environmental incidents in 2013, and our reportable environmental incidents were significantly lower than our long-term average of 38, with only 22 over the course of the year.	56	38	19	30%	40.8%

[2]	Measured against the Occupational Safety and Health Administration (OSHA) safety metrics, total recordable incidence rate (TRIR) and days away, restricted or transferred (DART), adopted by the company to continue to drive improvements in safety performance. TRIR is a measure of the rate of “recordable” workplace injuries. Examples of “recordable injuries” are a medical treatment (other than first aid), restricted work, lost time and other specific injuries such as 10 decibel hearing loss, loss of consciousness and broken bone. DART is a measure of the rate of workplace injuries and illnesses that require employees to miss work, perform restricted work activities or transfer to another job within a calendar year.

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The STI payout curves below illustrate the zero payout for performance below threshold at 80% of target and the 200% cap on payouts. The cap on payouts mitigates excessive risk-taking.

Individual performance

Three individual core measures were set for 2013, similar to those set in previous years:

Key operating results

Strategic change initiatives        }         The committee can also add any other performance measures it deems appropriate

Leadership effectiveness

The committee decided to use these same measures to assess Tim Gitzel’s performance for 2013, and reviewed overall corporate performance, implementation of our strategy to achieve shareholder value, the recommendations from the compensation consultant and the CEO’s own self-assessment in developing its recommendation for the board.

The committee reviewed our key operating results for 2013 and considered Tim’s contribution to these strong results, and his leadership effectiveness and impact on strategic change initiatives. The board discussed the results of the CEO assessment and considered the committee’s recommendation during an in camera session without management present before approving the CEO’s 2013 STI award.

The CEO decides which measures will be used for the other executives, sets the weightings for each, and conducts a performance assessment for each senior vice-president. Senior vice-presidents assess the performance of vice-presidents. For each of the senior vice-presidents, the CEO provided a detailed assessment of their performance, particular achievements and leadership. The committee considered these assessments in light of the key operating results for 2013 and approved the CEO’s recommended performance assessments for each of the senior vice-presidents.

LONG-TERM INCENTIVE PLAN

Each LTI grant is based on individual performance, the level of the position, internal equity and overall market competitiveness. The LTI grant to executives in 2013 was benchmarked at the median of the comparator group. LTI awards are reported in the Incentive plan awards table on page 87.

		ACTUAL % OF PSUs AND OPTIONS
POSITION	LTI TARGET (% OF BASE SALARY)	ACTUAL 2013 LTI GRANTED (% OF 2013 BASE SALARY)	GRANTED IN 2013 (PSUs/OPTIONS)
President and CEO	300	300	60/40
Senior Vice-President and Chief Financial Officer	200	200	60/40
Senior Vice-President and Chief Operating Officer	250	250	60/40
Senior Vice-President and Chief Commercial Officer	200	200	60/40
Senior Vice-President, Chief Legal Officer and Corporate Secretary	150	150	60/40

The table on page 72 explains the targets and weightings for PSUs awarded in 2013.

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PAYOUT OF 2011 PSU AWARDS

PSUs granted on March 1, 2011 were for the three-year performance period from January 1, 2011 to December 31, 2013.

The calculated payout of the 2011 PSU awards was 68.5% of the number of PSUs granted and the payout was made in March 2014. The table below shows the threshold performance and our results against the four performance measures under the plan at the end of the performance period.

THREE-YEAR RESULTS (ENDING DECEMBER 31, 2013) CORPORATE OBJECTIVE/TARGET		THRESHOLD	TARGET	MAXIMUM	ACTUAL PERFORMANCE	PERFORMANCE MULTIPLIER	WEIGHTING

Total actual costs for capital projects	Total actual costs for planned capital projects (approved financial expenditures) that were completed during the three-year period from 2011 to 2013, not to exceed the budgeted cost by a 20% margin.	30% above budget		30% below budget	Total actual costs for planned capital projects completed during the three-year period 2011 to 2013, were $771.1 million, exceeding budget by 7.3% which fell within the range of 80-120% of target and equated to 100% payout based on the modified payout curve.
0 to 150%

		$934.3 million	$718.7 million	$503.1 million	92.7% achievement	= 100% payout x	30% = 30.0

Average realized uranium price	Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two industry benchmarks for the same period – the EIA price for sales in the US and the ESA price for sales in Europe. The 2011 grant is based on 2010, 2011 and 2012 sales due to timing of when pricing information is available.	80% of target	100% of target	At or above 120% of target

Achieved an average realized price for uranium sales for the three- year period 2010 to 2012 of $47.09 that fell just below the weighted average price for sales in two industry benchmarks for the same period 1%.

0 to 150%
		$37.99	$47.49	$56.99	99.0% achievement	= 97.5% payout x	20% = 19.5

80    CAMECO CORPORATION

THREE-YEAR RESULTS (ENDING DECEMBER 31, 2013) CORPORATE OBJECTIVE/TARGET		THRESHOLD	TARGET	MAXIMUM	ACTUAL PERFORMANCE	PERFORMANCE MULTIPLIER	WEIGHTING

Increased production 0 to 150%

Add 1.4 million pounds U3O8 cumulative incremental production in the three-year period 2011 to 2013, based on 2010 actual production figures of 22.8 million pounds U3O8 plus off-take agreements with Talvivaara of 0.9 million pounds for a total of 69.8 million pounds (our share).

		80% of target	100% of target	At or above 120% of target	Achieved 99.3% of our production and 0% from off-take agreements for a total of 67.9 million pounds over the three-year period 2011 to 2013. This is 97.3% of the target of 69.8 million pounds. Received zero of 0.9 million pounds anticipated production from off-take agreements due to slow down and subsequent restructuring of Talvivaara.

		55.84 million	69.8 million	83.76 million	97.3% achievement	= 95% payout x	20% = 19.0
		pounds	pounds	pounds

Our three-year average total shareholder return (TSR)

Achieve three-year average TSR that is the median of the three-year average TSR achieved by companies in the comparator group in effect at the time. We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the TSX for the three-year period 2011 to 2013.

		At the 35th percentile	At the 50th percentile	At or above the 75th percentile	Three-year average TSR was at the 33rd percentile of the three-year average TSR achieved by companies in the comparator group in effect at the time for the three-year period 2011 to 2013.
0 to 200%

		P35	P50	P75	P33 achievement	= 0% payout x	30% = 0

Performance multiplier	Sum of the four weighted targets above						68.5%

Relative performance

We assessed our TSR performance relative to a performance comparator group consisting of 33 companies, including 21 companies in our compensation comparator group (marked by an asterisk) and 12 global companies that have a larger revenue base and are in energy, gold or coal mining. The performance comparator group is used to assess TSR performance on the 2011 PSU awards payout, as this comparator group was in place at the time of grant.

Our three-year average TSR for 2011 to 2013 was at the 33rd percentile of companies in the performance comparator group. Our one-year TSR was at the 86th percentile of the 2013 comparator group.

Agnico-Eagles Mines Ltd.	Enerplus Resources Fund*	Peabody Energy Corp.
Agrium Inc.*	First Quantum Minerals Ltd.*	Penn West Energy Trust*
Alpha Natural Resources Inc.	Fortis Inc.*	Potash Corp. of Saskatchewan*
Arch Coal Inc.	Goldcorp Inc.*	Sherritt International Corporation*
Barrick Gold Corporation*	Husky Energy Inc.	SNC Lavalin Group Inc.*
Canadian Natural Resources Ltd.	Imperial Oil Ltd.	Suncor Energy Inc.
Canadian Oil Sands Trust*	Inmet Mining Corporation*	Talisman Energy Inc.*
CONSOL Energy Inc.	Kinross Gold Corp.*	Teck Cominco Ltd.*
Emera Inc.*	Lundin Mining Corp.*	TransAlta Corp.*
Enbridge Inc.	Methanex Corp.*	TransCanada Corp.*
EnCana Corp.	Nexen Inc.*	Yamana Gold, Inc.

2014 MANAGEMENT PROXY CIRCULAR    81

Grant value vs. payout value

The grant value of the PSUs in 2011 was based on $39.53, our closing share price on the TSX on the day prior to the grant (as disclosed in the summary compensation table of our 2012 proxy circular).

The payout amount is the initial number of PSUs granted, multiplied by the PSU performance multiplier, resulting in a calculated payout of 68.5% of the number of PSUs granted and 47.4% of the original grant date value based on performance and share price.

The table below shows the calculation of the payout on March 3, 2014 for each named executive. The value of the payout is based on $27.37, the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on March 3, 2014.

	(MULTIPLIER X WEIGHTING)
NAME	TOTAL ACTUAL CAPITAL COSTS		AVERAGE REALIZED URANIUM PRICE		INCREASED PRODUCTION		OUR THREE-YEAR AVERAGE TSR		2011 PSU AWARD (# OF UNITS )	VALUE OF TOTAL 2011 PSU PAYOUT ($)
Tim Gitzel									25,000	468,716
Grant Isaac									8,000	149,989
Robert Steane	(100	% x 30%	+ 97.5	% x 20%	+ 95	% x 20% +	0	% x 30%) x	15,000	281,229
Ken Seitz									8,000	149,989
Gary Chad									8,000	149,989

The next table shows the vesting history of PSUs awarded to our named executives and paid out over the past three years. All of the awards have vested below target, highlighting the at-risk structure and link between pay and performance.

PSUS AWARDED IN	VESTED AS A % OF TARGET (%)	PAID OUT IN SHARES, AFTER DEDUCTING WITHHOLDING TAXES
2011	68.5	March 2014
2010	64.8	March 2013
2009	74.9	March 2012
2008	75.0	March 2011

82    CAMECO CORPORATION

7. 2014 Compensation decisions

BASE SALARY

The named executives received modest salary increases of 2.0% for 2014, except for Ken Seitz who received an 11% increase in base salary to align his compensation with our comparator group.

SHORT-TERM INCENTIVE PLAN

Decisions about the 2014 STI award will be made in February 2015, once our 2014 results are finalized and approved by the board.

LONG-TERM INCENTIVE PLANS

2014 LTI awards

Each LTI award is based on individual performance, the level of the position, internal equity and overall market competitiveness. LTI awards granted to executives in early 2014 were benchmarked at the median of the comparator group and based on a percentage of base salary.

PSUs and options were granted to the named executives on March 3, 2014 as follows:

•	The PSUs vest at the end of a three-year period based on the achievement of performance criteria. The expected value of the LTI award is made up of 60% PSUs and 40% options. A higher proportion of the PSUs was introduced in 2013 to increase the link between pay and performance and alignment with shareholders.

•	The targets and weightings for the PSUs granted are average realized uranium price relative to industry benchmarks (30%), increased production (30%) and our three-year average total shareholder return (TSR) (40%) relative to our comparator group. Our average TSR will be based on our relative performance against companies in our comparator group (see page 75).

RSUs were granted to two named executives, Grant Isaac and Ken Seitz, as follows:

•	The RSU value is two times their 2013 base salary and the units will vest at the end of a three-year period.

•	The named executives must hold the RSUs until their share ownership requirement is met or for two years after vesting, whichever is longer.

NAME	SECURITIES UNDER OPTIONS GRANTED (#)	VALUE OF OPTIONS ON DATE OF GRANT[1] ($)	EXERCISE PRICE ($/SECURITY)	EXPIRY DATE	PSUs GRANTED[2] (#)	VALUE OF PSUs GRANTED[3] ($)	DATE WHEN PERFORMANCE PERIOD MATURES
Tim Gitzel	155,200	1,123,648	26.81	03/02/2022	62,900	1,686,349	12/31/2016
Grant Isaac	51,700	374,308	26.81	03/02/2022	21,000	563,010	12/31/2016
Robert Steane	79,000	571,960	26.81	03/02/2022	32,000	857,920	12/31/2016
Ken Seitz	51,500	372,860	26.81	03/02/2022	20,900	560,329	12/31/2016
Gary Chad	39,900	288,876	26.81	03/02/2022	16,200	434,322	12/31/2016

1.	Value of options

Options granted on March 3, 2014 expire on March 2, 2022 and are valued at approximately $7.24 per option using the Black-Scholes option-pricing model. The compensation consultant used the following key assumptions in the model when comparing companies.

Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
1.8	32.8	1.7	5.5	26.81

In its analysis for the human resources and compensation committee, the compensation consultant estimated the expected value of Cameco’s options using the expected life of the option (average of a full term of eight years and a three-year vesting period). This approach is consistent with the majority of companies in our comparator group and is sensitive to the assumptions used, the figures may not be directly comparable across companies, but for compensation valuation purposes a consistent approach has been used. The exercise price of $26.81 per option is based on the closing price of Cameco shares on the TSX on the day immediately before the grant.

2.	PSUs granted

The number of PSUs reflect 100% of the original number of PSUs awarded and has not been adjusted to reflect performance. The actual number of PSUs earned can vary from 0 to 200% of the original number granted based on corporate performance.

3.	Value of PSUs granted

The values represent the number of PSUs granted to each named executive, multiplied by $26.81, the closing price of Cameco shares on the TSX on the day immediately before the grant.

The PSUs granted on March 3, 2014 are for the three-year performance period from January 1, 2014 to December 31, 2016.

2014 MANAGEMENT PROXY CIRCULAR    83

2013 Details

Summary compensation table

The table below shows the base salary, incentive-based awards, pension value and other compensation awarded to the named executives in 2013.

NAME AND PRINCIPAL POSITION	YEAR	SALARY[1] ($)	SHARE- BASED AWARDS[2] ($)	OPTION BASED AWARDS[3] ($)	ANNUAL INCENTIVE PLANS[4] ($)	PENSION VALUE[5] ($)	ALL OTHER COMPENSATION[6] ($)	TOTAL COMPENSATION ($)
Tim Gitzel	2013	918,000	1,652,200	1,100,625	785,000	264,500	—	4,720,325
President and Chief	2012	918,000	1,101,394	1,651,890	790,000	311,250	—	4,772,534
Executive Officer	2011	807,000	2,769,050	1,817,000	762,000	496,200	—	6,651,250
Grant Isaac	2013	459,000	550,000	366,875	248,000	136,200	—	1,760,075
Senior Vice-President and	2012	459,000	367,836	550,425	274,000	167,250	—	1,818,511
Chief Financial Officer	2011	428,333	316,240	425,000	270,000	183,200	—	1,622,773
Robert Steane	2013	561,000	842,600	560,585	350,000	(91,050)	—	2,223,135
Senior Vice-President and	2012	561,000	560,210	841,320	385,000	49,250	—	2,396,780
Chief Operating Officer	2011	550,000	592,950	850,000	444,000	654,600	—	3,091,550
Ken Seitz	2013	420,000	503,800	335,764	227,000	82,550	—	1,569,114
Senior Vice-President and	2012	420,000	336,126	503,685	274,000	177,450	—	1,711,261
Chief Commercial Officer	2011	400,000	316,240	425,000	277,000	680,200	—	2,098,440
Gary Chad	2013	472,300	424,600	282,934	207,000	100,750	—	1,487,584
Senior Vice-President,	2012	472,300	283,276	424,965	225,000	83,350	—	1,488,891
Chief Legal Officer and	2011	463,000	316,240	424,948	263,000	68,850	—	1,536,038
Corporate Secretary

1.	Base salary

There were no base salary increases for the named executives in 2013.

2.	Share-based awards

These amounts reflect the grant date value of the actual number of PSUs originally awarded, using the closing price of a Cameco share on the TSX on the day before the grant. The number of PSUs that the named executives will actually earn can vary from 0 to 150% of the original number of PSUs granted, depending on performance (the board can pay up to 200% if performance is exceptional).

Tim Gitzel’s grant date value in 2011 includes a PSU value of $988,250 and RSU value of $1,780,800. We awarded the following PSUs to the named executives from 2011 to 2013:

	March 1, 2013	May 15, 2012	March 1, 2011
Tim Gitzel	75,100	52,100	25,000
Grant Isaac	25,000	17,400	8,000
Robert Steane	38,300	26,500	15,000
Ken Seitz	22,900	15,900	8,000
Gary Chad	19,300	13,400	8,000

Grant price	$22.00	$21.14	$39.53

For purposes of financial statement disclosure, the PSUs were valued at $21.45 per unit for 2013, $20.05 per unit for 2012 and $42.11 per unit for 2011 using a Monte Carlo pricing model and the key assumptions set out in the table below. This model is considered the most appropriate way to value a plan with a relative market condition like total shareholder return. The total fair value of the PSUs is amortized into income over their three-year vesting period and the weighted average of the expected retirement dates of the named executives, whichever is lower. The non-market criteria relating to realized selling prices, production targets and cost control have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

	Expected dividend ($)	Expected volatility (%)	Risk-free rate (%)	Expected life (years)	Expected forfeitures (%)
March 2013	—	33.50	1.10	3	—
May 2012	—	35.70	1.40	3	—
March 2011	—	50.00	2.20	3	—

The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosure.

Grant date	Grant date value for compensation purposes ($)	Grant date fair value for financial statement disclosure ($)	Difference per unit ($)
March 1, 2013	22.00	21.45	0.55
May 15, 2012	21.14	20.05	1.09
March 1, 2011	39.53	42.11	2.58

84    CAMECO CORPORATION

When Tim Gitzel became president and CEO on July 1, 2011, he received a retention incentive of restricted share units (RSUs) that do not vest until July 1, 2014 at a grant date value of $25.44, the closing price of a Cameco share on the TSX the day before the grant:

RSUs awarded	# of units	Grant date value (per unit)	Vesting date
July 1, 2011	70,000	$25.44	July 1, 2014

For purposes of financial statement disclosure, the RSUs were also valued at $25.44 per unit for 2011 using the Black-Scholes valuation model, a strike price of zero, and the following key assumptions:

	Expected dividend ($)	Expected volatility (%)	Risk-free rate (%)	Expected life (years)	Expected forfeitures (%)
July 2011	0.40	39.0	2.53		—

3.	Option-based awards

These amounts reflect the grant date value of the actual number of options originally granted using the Black-Scholes option-pricing model and key assumptions determined by the compensation consultants and listed below.

Tim Gitzel’s grant date value in 2011 includes $1,275,000 for 75,000 options granted in March 2011 and $542,000 for 50,000 options granted in July 2011.

The table below shows the number of options granted to the named executives over the last three years and the corresponding grant date valuations. When Tim Gitzel became president and CEO on July 1, 2011, he received a retention incentive that included 50,000 stock options that vest over three years and have an eight-year term.

	March 1, 2013	May 15, 2012	July 1, 2011	March 1, 2011
Tim Gitzel	187,500	268,600	50,000	75,000
Grant Isaac	62,500	89,500		25,000
Robert Steane	95,500	136,800		50,000
Ken Seitz	57,200	81,900		25,000
Gary Chad	48,200	69,100		25,000

Grant date valuation (per option)	$5.87	$6.15	$10.84	$17.00

The human resources and compensation committee reviewed estimates of the value of the options on the grant dates that were prepared by Mercer (March 2013, May 2012, July 2011 and March 2011). It then recommended to the board the number of options to grant, which the board approved. The compensation consultants used the Black-Scholes option-pricing model and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
March 2013	1.90	33.7	1.3	5.5	22.00
May 2012	1.80	35.8	1.6	5.5	21.14
July 2011	1.20	49.6	2.2	5.5	25.44
March 2011	0.90	50.1	1.5	5.5	39.53

As this approach may not be identical to that used by other companies and is sensitive to the assumptions used, the figures may not be directly comparable across companies, however a consistent approach has been used for compensation valuation purposes. For March 2011 and thereafter, the expected life assumption was changed from previous years, and was based on Mercer’s calculation of the expected life of Cameco options and options issued by companies in the comparator group in effect at the time. They calculated the expected life by adding the actual term (eight years) to the vesting period (three years), and dividing in half. Hugessen Consulting Inc., the committee’s independent consultant in 2011, confirmed that Mercer’s calculation for 2011 was also consistent with market practice.

For purposes of financial statement disclosure, options were valued at $6.51 (awarded in March 2013), $7.21 (awarded in May 2012), $8.03 (awarded in July 2011) and $13.36 (awarded in March 2011) each on the date of the grant. We used the Black-Scholes option-pricing model all three years and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
March 2013	1.82	40.5	1.2	4.4	22.00
May 2012	1.89	47.3	1.4	4.3	21.14
July 2011	1.57	38.0	2.33	5.0	25.44
March 2011	1.01	38.0	2.6	5.05	39.53

These accounting value assumptions are different from the compensation value assumptions in the calculations above. The human resources and compensation committee uses the compensation valuation method and assumptions used in valuing compensation of companies in the comparator group to allow for a better comparison with market comparators.

The accounting value assumptions are based on our own internal research and past experience of how employees exercise their options. The difference per option granted between the two models is:

•	March 2013—$0.64

•	May 2012 – $1.06

•	July 2011 – $2.81

•	March 2011 – $3.64

For purposes of financial statement disclosure, the options were amortized over their three-year vesting period or the weighted average of the years to expected retirement of the named executives, whichever was lower.

4.	Annual incentive plans

These amounts were earned in the fiscal year shown and were paid in the following fiscal year.

2014 MANAGEMENT PROXY CIRCULAR    85

5.	Pension value

The amounts for Tim Gitzel, Grant Isaac, Robert Steane and Ken Seitz include company contributions under the registered defined contribution pension plan, plus the projected value of the pension earned in each year for service credited under the supplemental executive pension program. Pension value for Gary Chad includes the projected value of the pension earned in each year for service credited under the registered defined benefit plan and the supplemental executive pension program.

6. All other compensation

This amount does not include perquisites and other personal benefits because they total less than $50,000 and less than 10% of the annual salary for any of the named executives. Perquisites and benefits are valued at the cost to Cameco and include commissions to buy shares with PSU payouts, life insurance premiums, long-term disability premiums, a financial and tax planning allowance, an executive medical plan and a vehicle allowance.

VALUE OF OPTIONS EXERCISED (SUPPLEMENTAL TABLE)

The table below is additional information to show the options exercised (if any) by each named executive in each of the last three years and the dollar value realized.

NAME	YEAR	CAMECO COMMON SHARES ACQUIRED ON EXERCISE OF OPTIONS (#)	CAMECO COMMON SHARES HELD FOLLOWING EXERCISE (#)	CASH REALIZED (BEFORE TAXES) ON CONCURRENT SALE OF CAMECO COMMON SHARES ($)
Tim Gitzel	2013	—	—	—
	2012	—	—	—
	2011	—	—	—
Grant Isaac	2013	—	—	—
	2012	—	—	—
	2011	8,332	—	91,417
Robert Steane	2013	—	—	—
	2012	—	—	—
	2011	—	—	—
Ken Seitz	2013	—	—	—
	2012	—	—	—
	2011	—	—	—
Gary Chad	2013	—	—	—
	2012	—	—	—
	2011	—	—	—

86    CAMECO CORPORATION

Incentive plan awards

The table below shows the total unexercised option and share awards granted to the named executives as of December 31, 2013.

		OPTION-BASED AWARDS[1]				SHARE-BASED AWARDS
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRY DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED[2] ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)
Tim Gitzel	03/30/2007	10,000	46.88	03/29/2015	—
	03/04/2008	40,000	38.83	03/03/2016	—
	03/16/2009	50,000	19.37	03/15/2017	133,500
	03/01/2010	60,000	28.90	02/28/2018	—
	03/01/2011	75,000	39.53	02/28/2019	—		—	468,716
	07/01/2011	50,000	25.44	06/30/2019	—	70,000	1,542,800
	05/15/2012	268,600	21.14	05/14/2020	241,740	52,100	—
	03/01/2013	187,500	22.00	02/28/2021	7,500	75,100	—
Total		741,100			382,740	197,200	1,542,800	468,716
Grant Isaac	09/08/2009	3,334	29.10	09/07/2017	—
	03/01/2010	13,334	28.90	02/28/2018	—
	03/01/2011	25,000	39.53	02/28/2019	—		—	149,989
	05/15/2012	89,500	21.14	05/14/2020	80,550	17,400	—
	03/01/2013	62,500	22.00	02/28/2021	2,500	25,000	—
Total		193,668			83,050	42,400	0	149,989
Robert Steane	03/10/2006	25,200	41.00	03/09/2014	—
	03/30/2007	10,500	46.88	03/29/2015	—
	03/04/2008	12,300	38.83	03/03/2016	—
	03/16/2009	13,005	19.37	03/15/2017	34,723
	03/01/2010	13,500	28.90	02/28/2018	—
	03/01/2011	50,000	39.53	02/28/2019	—		—	281,229
	05/15/2012	136,800	21.14	05/14/2020	123,120	26,500	—
	03/01/2013	95,500	22.00	02/28/2021	3,820	38,300	—
Total		356,805			161,663	64,800	0	281,229
Ken Seitz	03/10/2006	6,048	41.00	03/09/2014	—
	03/30/2007	3,600	46.88	03/29/2015	—
	03/04/2008	7,995	38.83	03/03/2016	—
	03/16/2009	8,600	19.37	03/15/2017	22,962
	03/01/2010	10,575	28.90	02/28/2018	—
	03/01/2011	25,000	39.53	02/28/2019	—		—	149,989
	05/15/2012	81,900	21.14	05/14/2020	73,710	15,900	—
	03/01/2013	57,200	22.00	02/28/2021	2,288	22,900	—
Total		200,918			98,960	38,800	0	149,989
Gary Chad	03/10/2006	40,000	41.00	03/09/2014	—
	03/30/2007	20,000	46.88	03/29/2015	—
	03/04/2008	25,000	38.83	03/03/2016	—
	03/16/2009	20,000	19.37	03/15/2017	53,400
	03/01/2010	20,000	28.90	02/28/2018	—
	03/01/2011	25,000	39.53	02/28/2019	—		—	149,989
	05/15/2012	69,100	21.14	05/14/2020	62,190	13,400	—
	03/01/2013	48,200	22.00	02/28/2021	1,928	19,300	—
Total		267,300			117,518	32,700	0	149,989

1.	The number of options and exercise prices have been adjusted to reflect stock splits of Cameco shares.
2.	The PSU awards are subject to performance conditions and valued at the minimum possible payout of zero. The 70,000 RSUs awarded to Tim Gitzel on July 1, 2011 are not subject to performance conditions so they are valued at $22.04, the closing price of Cameco shares on the TSX on December 31, 2013.

2014 MANAGEMENT PROXY CIRCULAR    87

The next table shows the:

•	total value of the named executive’s options when they vested during 2013

•	share-based awards that vested at the end of 2013 and were paid out in 2014

•	short-term incentive award earned in 2013 and paid in 2014.

NAME	OPTION-BASED AWARDS – VALUE DURING THE YEAR ON VESTING[1] ($)	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR[2] ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION –VALUE EARNED DURING THE YEAR[3] ($)
Tim Gitzel	18,802	468,716	785,000
Grant Isaac	6,265	149,989	248,000
Robert Steane	9,576	281,229	350,000
Ken Seitz	5,733	149,989	227,000
Gary Chad	4,837	149,989	207,000

1.	Option-based awards

The amounts reflect the pre-tax value that the executives would have realized if they had exercised their options that vested in 2013, on the date they vested. Options that had a positive value at the time of vesting are included in the calculation of these figures.

2.	Share-based awards

The amounts are the values of the PSUs that were granted in 2011, vested at December 31, 2013 and were paid out to the named executives on March 3, 2014 at $27.37 (the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on that date). The compensation value we previously disclosed for these PSUs was based on the target number of PSUs multiplied by the share value on their grant date. The named executives realized 47.4% of the grant date value of the PSUs that were granted as part of their total compensation for 2011.

3.	Non-equity incentive plan compensation

The amounts are the STI payments for 2013 that were paid in 2014.

Equity compensation plan information

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

(authorized for issue from treasury under our compensation plans at the end of 2013)

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (A)	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (B)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN A) (C)
Equity compensation plans approved by security holders	9,817,443	$29.95	5,644,968
Equity compensationplans not approved by security holders	—	—	—
Total	9,817,443	$29.95	5,644,968

Of the 9,817,443 options outstanding at December 31, 2013, 6,279,629 were exercisable and 3,537,814 were not. The total number of Cameco shares that can be issued under the option plan and other compensation arrangements must be less than 43,017,198 (10.9%) of our total and outstanding common shares as of March 10, 2014.

88    CAMECO CORPORATION

The table below gives details about the number of shares under our stock option plan at the end of 2013 and as of March 10, 2014. The burn rate is the number of options issued in 2013 (1,840,932), expressed as a percentage of the 395,477,230 Cameco shares that were issued and outstanding as at December 31, 2013.

AS OF DECEMBER 31, 2013
Number of options available for issue under the option plan and other compensation arrangements	5,644,968
Number of options issued in 2013 under the option plan and other compensation arrangements	1,840,932
2013 Burn rate	0.47%

AS OF MARCH 10, 2014
Number (%) of our shares issued and outstanding to be issued when outstanding options under the option plan are exercised	8,629,634 (2.2%)
Number (%) of our issued and outstanding shares still available for issue under the option plan	6,612,270 (1.7%)
Total dilution rate	3.9%

The table below shows other activity in the option plan since it was introduced in 1992:

Maximum initial share reserve (August 15, 1995)	31,460,418
Increase in the reserve (June 12, 2006)	11,556,780
Total shares issued under the plan (as at business open on March 10, 2014)	27,775,294
Total shares issued under the plan / total shares issued and outstanding (as at business open on March 10, 2014)	7.0%
Total shares issued and outstanding (as at business open on March 10, 2014)	395,697,737

Pension benefits

DEFINED BENEFIT PLAN

Gary Chad has reached the normal retirement age under our registered defined benefit plan, and is eligible to retire immediately with no reduction in pension. He will continue to earn additional benefits under the plan until April 1, 2014, which is his actual retirement date.

The plan is being phased out and will only exist for as long as current members, retirees and their spouses are entitled to receive benefits. The plan has been closed to new members since 1997.

The Income Tax Act (Canada) limits the annual benefits that can be accrued under a defined benefit plan. The limit for 2013 was $2,697 for each year of credited pensionable service, and pension benefits cannot be earned on the portion of salaries above approximately $134,850 per year.

DEFINED CONTRIBUTION PLAN

All regular, full-time employees participate in our registered defined contribution plan as of December 31, 2013, except for Gary Chad who participates in our registered defined benefit plan.

Under the Income Tax Act (Canada), the plan had a contribution limit of $24,270 in 2013, based on a salary of approximately $202,250.

SUPPLEMENTAL EXECUTIVE PENSION PROGRAM

The supplemental executive pension program is aimed at attracting and retaining talented executives. The program is designed to provide a lump sum retirement benefit that is consistent with the executive’s salary and to offset the strict limits of registered pension plans under the Income Tax Act (Canada).

All Canadian-based executives participate in this program, but they must also participate in either our defined benefit plan or defined contribution plan. The program had 19 active members as at December 31, 2013, with one inactive member, 17 retirees and spouses of deceased retirees who were receiving a pension and three former members with deferred entitlements. This includes certain officers of wholly-owned subsidiaries who were previously eligible to participate in this program.

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The supplemental benefit is calculated as follows:

1.8% (3.0% for CEO and senior vice-presidents for service since January 1, 1998) of average of highest consecutive three years of base salary (excluding bonuses and taxable benefits)

x	number of years of credited service

Determination of the commuted value of the annual benefit

–	benefits payable under the base plan

=	overall lump sum benefit under the supplemental program

The supplemental program benefit is based on actual years of service from the participant’s date of hire with Cameco up to the date of termination, or until the end of the notice period for termination without cause. It is calculated on base salary, and unlike other companies, does not include bonuses as part of the pensionable earnings. The program does not allow past service credits or any kind of accelerated service. Full benefits are paid at the normal retirement age of 65, but are also payable starting at 60 years of age if the person has 20 years of service.

The supplemental program, except for benefits for participants who are US taxpayers, is funded by letter of credit held by the program’s trustees. The liability of the unfunded benefit was approximately $83,300 ($0 for the named executives) as of December 31, 2013. The face amount of the letter of credit will be determined each year based on the wind-up liabilities of the supplemental program (excluding benefits for US taxpayers), less any program assets. The face amount of the letter of credit for 2013 was $17,300,000. The trustee would be able to draw on the letter of credit to pay benefits to members following specified trigger events. Benefits will continue to be paid from the trust assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

EARLY RETIREMENT

Under our registered defined contribution plan, members can transfer their account balance or begin receiving a benefit any time after termination, so early retirement does not apply. Tim Gitzel, Grant Isaac, Robert Steane and Ken Seitz are members of this plan.

Under our supplemental executive pension program, Gary Chad and Robert Steane are eligible to retire with full benefit. The other named executives can take early retirement starting at age 55, however, the formula benefit will be reduced by 0.25% for each month before the defined age (at least age 60 with at least 20 years of continuous employment, or age 65, whichever is earlier).

EXECUTIVE PENSION VALUE DISCLOSURE

The table below shows the estimated annual pension service costs for the defined benefit plans and Cameco’s contribution to the defined contribution plans as the compensatory change. It also shows the accrued pension obligations and annual pension payable under our pension plans for each of the named executives.

		NUMBER OF	ANNUAL BENEFITS		DEFINED BENEFIT
	AGE AT	YEARS OF	PAYABLE[1]		OBLIGATION AT		NON- DEFINED BENEFIT
	YEAR	CREDITED	AT YEAR	AT AGE	START OF YEAR[2]	COMPENSATORY	COMPENSATORY	OBLIGATION AT
NAME	END	SERVICE (#)	END	65	($)	CHANGE[2,3] ($)	CHANGE[4] ($)	YEAR END[5] ($)
Tim Gitzel	51.7	6.98	184,500	536,000	2,167,100	264,500	(169,100)	2,262,500
Grant Isaac	42.0	4.47	60,200	369,800	609,600	136,200	(79,700)	666,100
Robert Steane	63.5	30.80	409,300	434,400	5,237,200	(91,050)	147,850	5,294,000
Ken Seitz	44.7	10.06	124,700	376,500	1,465,200	82,550	(161,650)	1,386,100
Gary Chad	62.1	23.13	279,800	320,600	4,141,400	100,750	(115,150)	4,127,000

1.	Annual benefits payable

Gary Chad participates in our registered defined benefit pension plan and does not have any defined contribution costs, and the other four named executives participate in our registered defined contribution plan. All of the named executives participate in our supplemental executive pension program.

The annual benefits payable for Gary Chad include benefits under the registered defined benefit pension plan and the supplemental executive pension program. The annual benefits payable for the other named executives include benefits under the registered defined contribution pension plan and the supplemental executive pension program. The defined contribution costs for these four named executives are also included in the service cost as described under Compensatory change. The annual benefits payable do not take into account any early retirement reductions or vesting requirements.

The amounts under at age 65 are based on current compensation levels and assume accrued years of service to age 65 for each of the named executives. Under our supplemental executive pension program, the named executives are eligible to retire at age 55, which would reduce the pension benefits they are entitled to receive.

Annual benefits payable at year end and at age 65 are based on final average earnings as at December 31, 2013.

90    CAMECO CORPORATION

2.	Defined benefit obligation at start of year is based on December 31, 2012 accounting assumptions.

Defined benefit obligation at start of year and the compensatory change are estimated totals that include our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension program. They are based on assumptions representing entitlements in employment agreements that may change over time. The methods we used to determine these estimates may not be exactly the same as methods other companies use, so the figures may not be directly comparable.

We used the following key assumptions to estimate these benefit obligations:

•	100% vesting

•	a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2012, as reported in our financial statements.

•	salary increases of 3.0% each year

•	a discount rate of 4.0% each year to determine the benefit obligation

•	a long-term rate of return on defined contribution plan assets of 6.0%

•	benefits are pre-tax.

See note 26 to our audited 2013 financial statements (in our 2013 annual report and also on our website) for more information about our pension plans.

3.	Compensatory change is the value of the projected pension earned from January 1, 2013 to December 31, 2013 for our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension program.

4.	Non-compensatory change includes changes such as changes in assumptions (other than those used to estimate the compensatory change), employee contributions and interest on the accrued obligation at the start of the year.

5.	Defined benefit obligation at year end is the value of the named executive’s projected pension earned for service up to December 31, 2013 under our registered defined benefit pension plan, registered defined contribution pension plan and supplemental executive pension program. It is based on December 31, 2013 accounting assumptions and includes RRSP balances included in the base plan, if any.

We used the following key assumptions to estimate these benefit obligations:

•	100% vesting

•	a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2013, as reported in our financial statements.

•	salary increases of 3.0% each year

•	a discount rate of 4.75% each year to determine the benefit obligation

•	a long-term rate of return on defined contribution plan assets of 6.0%

•	benefits are pre-tax.

The pension amounts for Tim Gitzel, Grant Isaac, Robert Steane and Ken Seitz equal the value of their accumulated contributions under the registered defined contribution pension plan, supplemented by amounts based on final average earnings and service under the supplemental executive pension program (a defined benefit plan).

Loans to executives

As of March 10, 2014, we and our subsidiaries had no loans outstanding to our current or former named executives, except routine indebtedness as defined under Canadian securities laws.

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Termination and change of control benefits

We have employment agreements with the named executives. They are for an indefinite period and provide for:

•	a base salary

•	participation in the short-term incentive plan

•	participation in the long-term incentive plans (including PSUs and options)

•	participation in the employee defined contribution pension plan (other than Gary Chad who participates in the defined benefit pension plan) and the supplemental executive pension plan.

The agreements also include post-termination obligations requiring that the named executives do not:

•	use or disclose specialized knowledge, contracts and connections obtained while at Cameco

•	compete against us in any way for 12 months after leaving the organization

•	solicit any of our customers, suppliers or employees or harm our relationships with any of them for 12 months (18 months for the CEO) after leaving the organization.

The summary on page 95 shows the incremental compensation that would be paid to the named executives if their employment had been terminated on December 31, 2013. If Robert Steane or Gary Chad had resigned, it would have been treated as retirement because they are eligible to retire. None of the named executives receive any incremental benefits if there is a change of control but no termination of employment.

CEO

Tim Gitzel’s employment agreement provides for:

•	a retention incentive of 50,000 stock options granted on July 1, 2011, which vest over three years in 2012, 2013, and 2014, and 70,000 RSUs, also granted on July 1, 2011, which vest on July 1, 2014 and pay out (less withholding taxes) in Cameco shares purchased on the market, or cash, at the board’s discretion

•	a requirement to hold four times his base salary in Cameco shares and qualifying PSUs by December 31, 2016

•	a severance period of two years if he is terminated without cause

•	a $7,000 annual allowance for tax advice ($14,000 in his retirement year)

•	a requirement to give a minimum notice of six months for resignation or retirement

•	accelerated vesting of certain equity awards if the CEO’s employment is terminated within 12 months following a change of control (see the summary on page 93 for details on compensation upon termination).

OTHER NAMED EXECUTIVES

The employment agreements for the other four named executives provide for:

•	a requirement to hold two times their base salary in Cameco shares and qualifying PSUs by December 31 of the fifth year in their current positions

•	a notice period of 18 months if they are terminated without cause (grandfathered at two years for Gary Chad)

•	a $5,000 annual allowance for tax advice ($10,000 in their retirement year)

•	a requirement to give a minimum notice of three months for resignation or retirement

•	accelerated vesting of certain equity awards if employment is terminated within 12 months following a change of control (see the summary on page 93 for details on compensation upon termination).

The table below is a summary of the compensation that would be paid to the named executives if the employment of any of them is terminated. We believe the following terms are fair, competitive with the market and based on industry practice.

92    CAMECO CORPORATION

TYPE OF TERMINATION	SEVERANCE	STI BONUS	OPTIONS	PSUs	RSUs	BENEFITS	PENSION
Retirement[1]	• none	• none, unless the executive retires on or near the last day of the year	• three years to vest • must be exercised within three years or the original term, whichever is earlier	• performance is measured to the end of the year of retirement • awards are pro-rated to completed months of service	• all outstanding RSUs are cancelled	• post-retirement benefits continue until age 65 • once the executive turns 65, life insurance, health and dental benefits are reduced and are provided until death	• credited service no longer earned

Resignation[2]	• executive must give three months’ notice, except for CEO who must give six months’ notice • if we waive the notice, we must pay his base salary for the three or six months	• none	• vesting continues for 90 days • must be exercised within 90 days or the original term, whichever is earlier	• all outstanding PSUs are cancelled	• all outstanding RSUs are cancelled	• none	• credited service no longer earned

Termination without cause[3]	• lump sum equal to base salary and target bonus for the notice period	• none, unless committee exercises discretion, usually when executive has worked most of the year

• options continue to vest for the notice period

• must be exercised within the notice period or by the original expiry date, whichever is earlier

• all unvested options granted to the CEO on July 1, 2011 vest and must be exercised within the notice period

				• performance is measured to the end of the year of termination • awards are pro-rated to completed months of service	• a pro-rated number of awards vest and are valued at the average closing price of the 20 trading days prior to the termination date	• employer contributions for health, dental and life insurance benefits continue for the notice period or until executive obtains other employment, whichever is earlier	• coverage continues and credited service continues to be earned for the notice period

Termination without cause within 12 months of a change of control[4]	• same as for termination without cause	• same as for termination without cause

• all vested option must be exercised within the notice period or by the original expiry date, whichever is earlier

• all unvested options vest and must be exercised within two years or the original term, whichever is earlier[5]

				• all PSUs vest and are paid at target	• same as for termination without cause	• same as for termination without cause	• same as for termination without cause

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TYPE OF TERMINATION	SEVERANCE	STI BONUS	OPTIONS	PSUs	RSUs	BENEFITS	PENSION
Termination with cause	• none	• all entitlement to the bonus is lost	• vesting continues for 30 days or the original term, whichever is earlier • must be exercised within 30 days	• all outstanding PSUs are cancelled	• all outstanding RSUs are cancelled	• none	• credited service no longer earned
Death	• none	• pro-rated to date of death	• three years to vest • must be exercised within three years or original term, whichever is earlier	• performance is measured to end of year of death • awards are pro-rated to the completed months of service as of date of death	• awards are pro-rated to date of death and valued at the average closing price of the 20 trading days prior to date of death	• life insurance is paid on death	• credited service no longer earned • value of vested pension benefit is paid to the beneficiary

1.	Retirement

At the discretion of the CEO and provided that the executive is at least 57 years old with at least 10 years of services when he retires, the executive may be eligible for post-retirement benefits including health, dental, accidental death and dismemberment, and life insurance. Also at the discretion of the CEO, a supplemental amount of $1,000 per month is paid until age 65, if the executive retires and is at least 57 years old with 10 years of service.

2.	Resignation

Robert Steane and Gary Chad are eligible for early retirement and therefore the compensation that is paid if a senior executive resigns does not apply to them.

3.	Termination without cause

The notice period for Tim Gitzel and Gary Chad is two years or the period remaining until age 65, whichever is earlier. The notice period for Grant Isaac, Robert Steane and Ken Seitz is 18 months or the period remaining until age 65, whichever is earlier.

4.	Termination without cause within 12 months of a change of control

According to the ENL Reorganization Act, no person, alone or together with associates may hold, beneficially own or control, directly or indirectly, more than 25% of Cameco’s voting shares that can be cast to elect the directors. Because of the legislated restrictions on share ownership, there would have to be an act of federal parliament for anyone to hold more than 25% of our voting shares. For Tim Gitzel, change of control is defined as an entity holding 35% or more of our voting shares, transfer or lease of substantially all of the company’s assets, dissolution or liquidation of the company, or the board deciding that a change of control has occurred. For Grant lsaac, Robert Steane, Ken Seitz and Gary Chad, change of control is the same except that an entity must hold 50% or more of our voting shares.

94    CAMECO CORPORATION

The table below shows the incremental values that would be paid to the named executives if any of them had been terminated on December 31, 2013 or terminated without cause following a change of control. Cameco has legislated ownership restrictions under the ENL Reorganization Act. While a change of control is possible, it would require an act of parliament or one of the activities discussed in note 4 of the previous table.

TYPE OF TERMINATION	SEVERANCE ($)	STI BONUS[1] ($)	OPTIONS[2] ($)	PSUs AND RSUs[3] ($)	BENEFITS[4] ($)	PENSION[5] ($)	TOTAL PAYOUT ($)
Tim Gitzel
Resignation[6]	—	(785,000)	—	(4,503,188)	—	—	(5,288,188)
Termination without cause	3,580,200		—	1,540,700	36,200	637,000	5,794,100
Termination without cause	3,580,200	—	168,660	4,503,188	36,200	637,000	8,925,248
with a change of control
Termination with cause	—	(785,000)	—	(4,503,188)	—	—	(5,288,188)
Death	—	—	—	1,283,403	164,000	54,700	1,502,103
Grant Isaac
Resignation[6]	—	(248,000)	—	(987,496)	—	—	(1,235,496)
Termination without cause	1,101,600	—	—	—	25,000	214,300	1,340,900
Termination without cause	1,101,600	—	56,200	987,496	25,000	214,300	2,384,596
with a change of control
Termination with cause	—	(248,000)	—	(987,496)	—	—	(1,235,496)
Death	—	—	—	—	459,000	329,700	788,700
Robert Steane
Retirement[7]	—	—	—	—	37,100	—	37,100
Termination without cause	1,430,550	—	—	—	13,600	235,700	1,679,850
Termination without cause	1,430,550	—	85,900	1,509,192	13,600	235,700	3,274,942
with a change of control
Termination with cause	—	(350,000)	—	(1,509,192)	—	—	(1,859,192)
Death	—	—	—	—	—	(4,730,100)	(4,730,100)
Ken Seitz
Resignation[6]	—	(227,000)	—	(903,652)	—	—	(1,130,652)
Termination without cause	1,008,000	—	—	—	24,500	205,400	1,237,900
Termination without cause	1,008,000	—	51,428	903,652	24,500	205,400	2,192,980
with a change of control
Termination with cause	—	(227,000)	—	(903,652)	—	—	(1,130,652)
Death	—	—	—	—	420,000	526,200	946,200
Gary Chad
Retirement[7]	—	—	—	—	110,300	—	110,300
Termination without cause	1,416,900	—	—	—	33,400	461,900	1,912,200
Termination without cause	1,416,900	—	43,388	761,583	33,400	461,900	2,717,171
with a change of control
Termination with cause	—	(207,000)	—	(761,583)	—	—	(968,583)
Death	—	—	—	—	472,300	(2,050,800)	(1,578,500)

1.	STI bonus

If the executive resigns or is terminated for cause, he forfeits any outstanding STI bonus payment. We calculated the payment that he is forfeiting based on the STI bonus determined in 2014 for 2013 performance.

2.	Options

The named executives only receive an incremental benefit on their options when there is a termination without cause with a change of control. Currently under the ENL Reorganization Act, a change of control for Cameco is not permitted. The amount shown is the in-the-money value at December 31, 2013 of the unvested options which would vest upon a termination without cause with a change of control at December 31, 2013.

3.	PSUs and RSUs

If there is a retirement, termination without cause or death, the named executives may receive an incremental benefit for any outstanding PSUs, to account for the fact that our corporate performance may be better at the end of the year of termination, than it turns out to be at the end of the original three-year vesting period. In the table, we have assumed that the performance multiplier at the end of the assumed year of termination and at the end of the original three-year vesting period are the same so there is no incremental benefit at retirement, termination without cause or death.

2014 MANAGEMENT PROXY CIRCULAR    95

If the executive resigns or is terminated for cause, he forfeits any PSU payment. To determine the amount forfeited, we calculated the payout of the outstanding PSUs based on a 100% performance multiplier and the average closing price of a Cameco common share on the TSX over the first 20 trading days of 2014 of $23.29.

If the executive is terminated without cause with a change of control, all outstanding PSUs vest immediately at target and are paid out in the first quarter of 2014. The calculation of the PSUs in this situation is based on a share price of $23.29, the average closing price of a Cameco common share on the TSX over the first 20 trading days of 2014, as required under the PSU plan.

Only Tim Gitzel has RSUs. If Tim resigns or is terminated for cause, he forfeits any RSU payment. To determine the amount forfeited, we calculated the payout of the outstanding RSUs in accordance with the RSU plan based on a share price of $22.01, the average closing price of a Cameco common share on the TSX for the 20 trading days up to December 31, 2013. If Tim is terminated without cause with a change of control, all outstanding RSUs vest immediately, and are paid out in the first quarter of 2014. The calculation of the RSUs in this situation is based on the average closing price of a Cameco common share on the TSX for the 20 trading days up to December 31, 2013, as required under the RSU plan. If Tim dies, the outstanding RSUs are paid out pro-rated to the date of death. The calculation of the RSUs in this situation is based on the average closing price of a Cameco common share on the TSX for the 20 trading days up to December 31, 2013, as required under the RSU plan, multiplied by 30 months, which is the period from the grant date to December 31, 2013.

4.	Benefits

Determined using a discount rate of 4.75% at December 31, 2013. At the discretion of the CEO, the executive may be eligible for post-retirement benefits including health, dental, accidental death and dismemberment, and life insurance provided that the executive is at least 57 years old with at least 10 years of service when he retires. Tim Gitzel, Grant Isaac and Ken Seitz are not eligible for post-retirement benefits because they had not reached the age of 57 on December 31, 2013.

5.	Pension

The incremental pension benefit on termination without cause, with or without a change of control, is equal to the value of benefits to be credited according to the notice period for each executive and calculated using the December 31, 2013 accounting assumptions (same as the key assumptions set out in note 2 on page 91). The incremental pension benefit on death is the difference between the commuted value on resignation or retirement, if eligible, and the commuted value on death at December 31, 2013. If the commuted value on death is less than the commuted value on resignation (or retirement, in the case of Gary Chad and Robert Steane), his pension benefit is negative.

The table below shows the commuted values for resignation (retirement in the case of Robert Steane and Gary Chad). We estimated these values using the Canadian Institute of Actuaries’ Standard Practice for Determining Pension Commuted Values, and assumed:

•	100% vesting

•	the executive’s age or age 55, whichever is later

•	no salary increase after December 31, 2013

•	a discount rate of 3.0% each of the next 10 years and 4.6% each year thereafter for Canadian and US liabilities

•	benefits are pre-tax.

Commuted value	For retirement	On December 31, 2013
The commuted values are based on assumptions representing entitlements in the employment agreements, and these may change over time. The methods we use may not be exactly the same as those used by other companies, so you may not be able to compare our figures directly with those of other companies.	Robert Steane Gary Chad	$ $	5,952,100 4,739,800

	For resignation
	Tim Gitzel		$2,237,900
	Grant Isaac		$508,200
	Ken Seitz		$1,172,100

6.	Resignation

Based on their terms of employment in effect on December 31, 2013, if Tim Gitzel, Grant Isaac or Ken Seitz had voluntarily ended their employment on December 31, 2013, it would have been regarded as a resignation because of their age. They would not receive a severance and would have been required to give six months’ notice (CEO) or three months’ notice prior to resignation. We can waive this notice if we pay six/three months’ base salary. The table assumes that we did not waive the notice period.

7.	Retirement

The termination on resignation estimate does not apply to Robert Steane and Gary Chad because they are both eligible to retire, and a resignation by either one of them would be treated as a retirement.

96    CAMECO CORPORATION

Other information

Shareholder proposals

Shareholders who meet eligibility requirements under the CBCA can submit a shareholder proposal as an item of business for our annual shareholder meeting in 2015.

Proposals must be submitted to our corporate secretary by January 9, 2015 for next year’s annual meeting. Only shareholder proposals that comply with the CBCA requirements received by that date, and our responses, will be printed in the management proxy circular we send to shareholders next spring.

Advanced notice for director nominations

Our bylaws require advance notice for the nomination of directors for consideration at an annual meeting. The notice must include the name, address, age, citizenship and certain other information about the nominees(s). See section 6.2(d) of our bylaws (Appendix D).

Notice of director nominations must be submitted to our corporate secretary no later than 30 days prior to our annual shareholder meeting nor more than 65 days prior to the date of the meeting. Only those director nomination(s) that comply with the bylaw requirements will be eligible for presentation at the meeting.

Information available online

A number of our documents are available on our website (cameco.com), SEDAR (sedar.com) and EDGAR (sec.gov/edgar.shtml), including:

•	2013 annual report, which includes financial information about us, as provided in the audited financial statements and MD&A for our most recently completed financial year

•	our most recent annual information form, which has additional information about our audit and finance committee (pages 132 and 134), the audit and finance committee charter in Appendix A, and other information required by Canadian securities regulators

•	our code of conduct and ethics, articles of incorporation and the bylaws, and the board committee mandates

•	our voting results following the annual meeting of shareholders.

Filings with the US Securities and Exchange Commission (SEC) can be accessed under Filings and forms on the SEC website (sec.gov).

Documents available in print

You can request a printed copy of the following documents at no charge:

•	our 2013 annual report which includes the audited financial statements and MD&A for the most recently completed financial year

•	any subsequent quarterly reports

•	our most recent annual information form

•	our code of conduct and ethics.

Send a note to the corporate secretary at Cameco, at 2121 – 11th Street West, Saskatoon, SK S7M 1J3.

2014 MANAGEMENT PROXY CIRCULAR    97

Appendix A

Interpretation

For the purposes of this Circular:

a person is an “associate” of another person if:

i.	one is a corporation of which the other is an officer or director;

ii.	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

iii.	one is a partnership of which the other is a partner;

iv.	one is a trust of which the other is a trustee;

v.	both are corporations controlled by the same person;

vi.	both are members of a voting trust or parties to an arrangement that relates to voting securities of the Corporation; or

vii.	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person;

provided that:

viii.	if a resident associated with a non-resident submits to the Board of Directors of the Corporation a statutory declaration stating that no voting shares of the Corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

ix.	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

x.	if any person appears to the Board to hold voting shares to which are attached not more than the lesser of four one-hundredths of 1% of the votes that may be cast to elect Directors of the Corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.

“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.

“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.

“non-resident” means:

i.	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

ii.	a corporation incorporated, formed or otherwise organized outside Canada;

iii.	a foreign government or agency thereof;

iv.	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

v.	a trust:

a.	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

b.	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or

vi.	a corporation that is controlled by a trust described in (v) above.

“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.

“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident.

The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the Articles of the Corporation.

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Appendix B

Board mandate

PURPOSE

The purpose of the board of directors (“board”) is to supervise the management of the business and affairs of the corporation. The board of directors will discharge this responsibility by developing and determining policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.

COMPOSITION

The board is elected by the shareholders at the annual meeting of the shareholders of the corporation. The board shall appoint the chair annually from among its non-executive independent members. As fixed by the articles of the corporation, the board shall consist of at least three and not more than fifteen members. A majority of the directors shall be resident Canadians.

A majority of the directors shall be independent pursuant to standards for independence adopted by the board (as provided in Appendix A to this mandate).

MEETINGS

The board will schedule at least six regular meetings annually and as many additional meetings as necessary to carry out its duties effectively. The board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.

A meeting of the board may be called by the chair, the chief executive officer or any two directors. The corporate secretary shall, upon the direction of any of the foregoing, arrange a meeting of the board. Notice of the time and place of each meeting of the board must be given to each director either by personal delivery, electronic mail, facsimile or other electronic means not less than 48 hours before the time of the meeting or by mail not less than 96 hours before the date of the meeting. Board meetings may be held at any time without notice if all of the directors have waived or are deemed to have waived notice of the meeting.

A majority of the members of the board shall constitute a quorum. No business may be transacted by the board except at a meeting of its members at which a quorum of the board is present. Each director is expected to attend all meetings of the board. A director who is unable to attend a board meeting in person may participate by telephone or teleconference.

At board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the directors present. In case of an equality of votes, the chair of the meeting does not have a second or casting vote.

The corporate secretary acts as secretary to the board. In the absence of the corporate secretary, the board may appoint any other person to act as secretary.

The board may invite such officers and employees of the corporation as it may see fit from time to time to attend at meetings of the board and assist thereat in the discussion and consideration of any matter.

DUTIES AND RESPONSIBILITIES

1.	The board of directors has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the corporation:

a.	selection, appointment, evaluation and if necessary the termination of the chief executive officer;

b.	satisfying itself as to the integrity of the senior executives of the corporation and as to the culture of integrity throughout the corporation;

c.	succession planning, including appointing, counselling and monitoring the performance of executive officers;

d.	oversight of the human resources policies of the corporation and while taking into account the views and recommendations of the human resources and compensation committee, approval of the compensation of the chief executive officer and the other executive officers;

e.	adoption of an annual strategic planning process, approval of annual strategic plans and monitoring corporate performance against those plans;

f.	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

g.	oversight of the policies and processes to manage risks of the corporation, and oversight of management’s mitigation of the material risks;

h.	policies to require ethical behaviour of the corporation and its directors and employees, and compliance with laws and regulations;

i.	oversight of the policies and processes for the implementation and integrity of the corporation’s internal control and management information systems and its financial reporting;

j.	assessment of the effectiveness of the board and its committees and overseeing the establishment of an appropriate orientation program for new directors and an education program for all directors;

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k.	definition of the duties and the limits of authority of senior management, including approving a position statement for the chief executive officer;

l.	policies for disclosure of corporate information to facilitate effective communications with shareholders, other stakeholders and the public;

m.	health and safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations;

n.	oversight of the policies and processes for estimating and disclosing the corporation’s mineral reserves;

o.	corporate governance including the relationship of the board of directors to management and shareholders and taking reasonable steps to ensure the corporation has appropriate structures and procedures in place to permit the board of directors to effectively discharge its duties and responsibilities;

p.	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

q.	approval of directors for nomination and election, and recommendation of the auditors to be appointed at shareholders’ meetings, and filling a vacancy among the directors or in the office of the auditor;

r.	issuance of securities of the corporation;

s.	declaration of dividends and establishment of the dividend policy for the corporation;

t.	approval of the annual audited financial statements and related management discussion and analysis, and the interim unaudited financial statements and related interim management discussion and analysis, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

u.	adoption, amendment or repeal of bylaws of the corporation;

v.	review and approval of material transactions not in the ordinary course of business; and

w.	other corporate decisions required to be made by the board of directors, or as may be reserved by the board of directors, to be made by itself, from time to time and not otherwise delegated to a committee of the board of directors or to the management of the corporation.

2.	Subject to the provisions of applicable law and the bylaws of the corporation, the responsibilities of the board of directors may be delegated, from time to time, to committees of the board of directors on such terms as the board of directors may consider appropriate.

ORGANIZATIONAL MATTERS

1.	The procedures governing the board shall be those in Parts 6 and 7 of the General Bylaws of the corporation.

2.	The board shall annually review and assess the adequacy of its mandate.

3.	The board shall participate in an annual performance evaluation.

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Appendix to the Board Mandate

Definition of independent director and related definitions

In these guidelines:

1.	Following are the criteria for determining independence for purposes of membership on the board:

a.	“independent director” means a director who has no direct or indirect material relationship with the corporation. For this purpose, a material relationship means a relationship which could, in the view of the board, reasonably interfere with the exercise of a director’s independent judgment. Despite the foregoing, the following individuals are considered to have a material relationship with the corporation:

i.	an individual who is, or has been within the last three years, an employee or executive officer of the corporation;

ii.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the corporation;

iii.	an individual who:

aa.	is a partner of a firm that is the corporation’s internal or external auditor;

bb.	is an employee of that firm; or

cc.	was within the last three years a partner or employee of that firm and personally worked on the corporation’s audit within that time;

iv.	an individual whose immediate family member:

aa.	is a partner of a firm that is the corporation’s internal or external auditor;

bb.	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

cc.	was within the last three years a partner or employee of that firm and personally worked on the corporation’s audit within that time;

v.	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the corporation’s current executive officers serve or served at that same time on the entity’s compensation committee;

vi.	an individual who received, or whose immediate family member received, more than US $120,000 (or Cdn. $75,000) in direct compensation from the corporation during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the board or any board committee, or as a part-time chair or vice-chair of the board or any board committee, and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the corporation if the compensation is not contingent in any way on continued service (and, for greater certainty, “direct compensation” does not include compensation received by an immediate family member for service as an employee of the corporation unless that immediate family member is an executive officer of Cameco Corporation);

vii.	an individual who is a current employee, or whose immediate family member is a current executive officer, of an entity that has made payments to, or received payments from, the corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater amount of $1 million, or 2% of such other entity’s consolidated gross revenues; and

viii.	an individual who serves as an officer, director or trustee of a tax exempt organization, and the corporation’s discretionary charitable contributions to that organization exceed 1.5% of that organization’s total annual consolidated gross revenues within any of the last three fiscal years (providing that the corporation’s matching of employee charitable contributions will not be included in the amount of the corporation’s contributions for this purpose).

b.	For purposes of section 1(a) all references to “the corporation” are deemed to include a subsidiary entity of the corporation and a parent of the corporation.

2.	For purposes of this Appendix A, “immediate family member” means a person’s spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, and anyone (other than a domestic employee of a person or family member) who shares that person’s home.

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3.	For purposes of this Appendix A, a person or company is considered to be a subsidiary entity of another person or company if:

a.	it is controlled by:

i.	that other; or

ii.	that other and one or more persons or companies each of which is controlled by that other; or

iii.	two or more persons or companies, each of which is controlled by that other; or

b.	it is a subsidiary entity of a person or company that is the other’s subsidiary entity.

4.	For purposes of this Appendix A, “control” means the direct or indirect power to direct or cause the direction of the management and policies of a person or company, whether through ownership of voting securities or otherwise.

5.	For purposes of this Appendix A, “person” means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative.

6.	In determining independence for purposes of the audit and finance committee, in addition to satisfying the board independence criteria, directors who are members of the audit and finance committee will not be considered independent for the purpose of membership on the audit and finance committee if:

a.	the audit and finance committee member, or the member’s spouse, minor child or stepchild, or a child or stepchild who shares the member’s home, provides personal services to the corporation or its subsidiary for compensation (other than compensation for acting as a director);

b.	the audit and finance committee member is a partner, member or principal of a consulting, legal, accounting, investment banking or financial services firm which provides services to the corporation or its subsidiary for fees, regardless of whether the audit and finance committee member personally provided the services for which the fees are paid; or

c.	the audit and finance committee member is an affiliated entity of the corporation or any of its subsidiaries, where:

i.	a person or company is considered to be an affiliated entity of another person or company if:

A.	one of them controls or is controlled by the other or if both persons or companies are controlled by the same person or company, or

B.	the person is an individual who is:

I.	both a director and an employee of an affiliated entity; or

II.	an executive officer, general partner or managing member of an affiliated entity;

i.	despite subparagraph (c)(i)(B) above, an individual will not be considered to be an affiliated entity of the corporation if the individual:

A.	owns, directly or indirectly, no more than ten per cent of any class of voting securities of the corporation; and is not an executive officer of the corporation.

B.	Is not an executive officer of the corporation.

7.	Notwithstanding the foregoing, on a case-by-case basis the board may determine that a director qualifies as an “independent director” for the purposes of section 1(a) despite having a relationship listed in that section, provided that the individual satisfies the Canadian director independence requirements set forth in Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators.

8.	In determining independence for purposes of the human resources and compensation committee, in addition to satisfying the board independence criteria, the board of directors shall consider all factors specifically relevant in determining whether the director has a relationship to the corporation which is material to that director’s ability to be independent from management in connection with the duties of a human resources and compensation committee member. Such factors shall include, without limitation, the following:

a.	The source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the corporation. The board of directors shall also consider any compensation received by the director from any person or entity that would impair the director’s ability to make independent judgments about the corporation’s executive compensation; and

b.	Whether the director is “affiliated” with the corporation or a subsidiary or affiliate of the corporation. In considering any such affiliate relationship, the board of directors shall consider whether the affiliate relationship places the director under the direct or indirect control of the corporation or its senior management, or creates a direct relationship between the director and members of senior management in each case that would impair his or her ability to make independent judgments about the corporation’s executive compensation. Share ownership shall not adversely affect a director’s ability to be independent from management as a human resources and compensation committee member.

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Appendix C

Stock option plan

The following kinds of changes must be approved by shareholders according to the terms of our stock plan:

General

•	any change to the number of common shares that can be issued under the plan, including increasing the fixed maximum number of common shares, or changing from a fixed maximum number to a fixed maximum percentage of common shares

•	any change to extend the period after a trading blackout when options can be exercised

•	any change to extend the expiry date of an option unless it would otherwise expire during a trading blackout period

•	any change that requires shareholder approval such as those described in the rules, regulations and policies of any stock exchange that we are listed on.

Exercise price

•	any change that would cause the exercise price of an option to be lower than the fair market value of the common shares at the time the option is granted. This does not include standard adjustment provisions relating to dividends or stock splits, recapitalizations, consolidations or other fundamental corporate changes, or provisions for the treatment of options if there is a change of control or other similar transaction that affects the powers of the board to make certain changes to the option plan

•	any other change that would cause the exercise or purchase price of an option to be lower (other than the standard adjustment provisions or if there is a change of control or other similar transaction as described in the item above). Cancelling an option and reissuing it at a lower price is considered a reduction in the exercise price.

Eligibility

•	any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders

•	any change allowing options to be transferred other than by will or intestate succession.

Securities

•	adding deferred or restricted share units or other share awards that would not involve an actual cash payment

•	any change that allows adding a cashless exercise feature, unless it reduces the number of underlying shares in the option plan reserve.

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Appendix D

Amended and Restated Bylaw No.7

A Bylaw relating generally to the conduct of the business and affairs of Cameco Corporation (hereinafter called the “Corporation”).

IT IS HEREBY ENACTED as a Bylaw of the Corporation as follows:

PART 1 GENERAL

1.1 Definitions.

In this Bylaw and all other Bylaws of the Corporation, if any, unless specifically defined herein or the context otherwise specifies or requires, all terms which are defined in the Act should have the meanings given to such terms in the Act, and in particular:

a.	“Act” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44 and the regulations made thereunder;

b.	“Articles” means the articles of the Corporation from time to time in force and effect;

c.	“Bylaws” means all Bylaws of the Corporation from time to time in force and effect;

d.	“Common Shares” means the common shares in the capital of the Corporation;

e.	“the directors”, “Board” and “Board of Directors” means the directors of the Corporation from time to time;

f.	“in writing” and “written” includes printing, typewriting, lithographing and other modes of representing or reproducing words in visible form; and

g.	reference to any statute or statutory provision shall extend to any amendment thereof or substitution therefor.

1.2 Interpretation.

In this Bylaw and all other Bylaws of the Corporation, if any, the following rules of interpretation shall apply:

a.	all references to a meeting of shareholders shall, unless the context otherwise requires, include any meeting of only the holders of a particular class or series of shares in the Corporation that is required by the Act, the Articles or applicable law;

b.	words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of persons; and

c.	the headings used are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions hereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

1.3 Subordination.

The Bylaws are subordinate to and should be read subject to the Act, the Articles and any other applicable law.

PART 2 CORPORATE SEAL

2.1 Corporate Seal.

The corporate seal of the Corporation, if any, shall be such as the Board of Directors may by resolution from time to time adopt.

PART 3 EXECUTION OF CONTRACTS

3.1 Execution of Documents.

a.	Contracts, documents or instruments in writing requiring execution by the Corporation may be signed, manually, by facsimile or by electronic means, by any two officers of the Corporation and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. In addition, the Board of Directors is authorized to appoint from time to time, by resolution, any person or persons to sign, on behalf of the Corporation, contracts, documents or instruments in writing generally or to sign a specific contract, document or instrument in writing.

b.	Any authorized signing officer or person may affix the corporate seal of the Corporation, when required, to contracts, documents or instruments in writing.

c.	Nothing contained herein shall restrict or limit the authority of the directors, officers and employees of the Corporation to sign contracts, documents or instruments in writing on behalf of the Corporation in the ordinary course of business and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation.

d.	Any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document.

PART 4 SHARE TRANSFERS

4.1 Transfers.

No transfer of securities of the Corporation shall be recorded or registered unless and until compliance has been made with any conditions of transfer stated in the Act, the Articles and any other applicable law.

PART 5 SHAREHOLDERS’ MEETINGS

5.1 Place of Meetings.

Annual meetings of shareholders shall be held at such place within Saskatchewan as the Board may determine. Special meetings of shareholders may be held at such place within Canada as the Board may determine.

5.2 Quorum.

A quorum for any meeting of shareholders shall be at least two persons present and holding or representing by proxy not less than twenty-five (25) percent of the total number of issued and outstanding shares of the Corporation entitled to vote at

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such meeting. No business shall be transacted at any meeting unless the requisite quorum is present at the commencement of such meeting, provided that if a quorum is present at the commencement of a meeting a quorum shall be deemed to be present during the remainder of the meeting.

5.3 Votes to Govern.

At any meeting of shareholders, unless a special resolution or some other special majority is required by the Act, the Articles or any other applicable law, all questions shall be decided by the majority of votes cast on the question. In case of an equality of votes, either upon a show of hands or its functional equivalent or by ballot, the chair of the meeting shall be entitled to a second or casting vote.

5.4 Electronic Meeting and Voting.

If the directors call a meeting of shareholders, they may determine that the meeting of shareholders shall be held entirely or partially by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely or partially by means of a telephonic, electronic or other communication facility, if the Corporation makes one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility.

5.5 Voting.

Subject to the Act, the Articles and any other applicable law, unless a ballot is demanded or required, voting at a meeting of shareholders shall be by way of a show of hands or the functional equivalent thereof by means of electronic, telephonic or other communication facility. Upon a show of hands or its functional equivalent, each person present and entitled to vote at a meeting shall have one vote and a declaration by the chair of the meeting that any question has been carried, carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion and the result of the vote so taken and declared shall be the decision of the shareholders upon the said question.

5.6 Ballot.

The chair of the meeting or any person entitled to vote thereat may require or demand a ballot upon any question, either before or after any vote by show of hands or its functional equivalent, but such requirement or demand may be withdrawn at any time prior to the taking of the ballot. Any ballot shall be taken in such manner as the chair of the meeting shall direct.

5.7 Proxy.

An instrument of proxy shall conform to the requirements of the Act and any requirements established by the Board, or shall be otherwise acceptable to the chair of the meeting at which the instrument of proxy is to be used. The decision of the chair of the meeting on any question regarding the validity or invalidity of any instruments of proxy and any question as to the admission or rejection of a vote shall be conclusive and binding upon the shareholders. The chair of the meeting shall have the right to waive or extend any proxy deposit deadlines in his or her sole discretion.

5.8 Chair, Secretary and Scrutineer.

The chair of any meeting of shareholders shall be the first mentioned of the following persons who is present at the meeting: the Chair of the Board, the Chief Executive Officer or the President. In the absence of any such persons, the persons present and entitled to vote thereat shall choose one of their number to chair the meeting. The secretary of any meeting of shareholders shall be the first mentioned of the following persons who is present at the meeting: the Secretary of the Corporation or any Assistant Secretary of the Corporation. Notwithstanding the foregoing, the chair of the meeting may appoint a person, who need not be a shareholder, to act as secretary of the meeting. At any meeting of shareholders, the chair of the meeting may appoint one or more persons, who need not be shareholders, to serve as scrutineers.

5.9 Persons Entitled to be Present.

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required by the Act, the Articles, the Bylaws or applicable laws to be present. Any other person may be admitted only with the consent of the chair of the meeting.

5.10 Adjournment.

The chair of any meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place. The reconvened meeting following the adjournment shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. Except as provided for in this Bylaw, if there is no quorum present at the reconvened meeting following the adjournment, the original meeting shall be deemed to have terminated forthwith after its adjournment.

5.11 Inquiries.

The Board of Directors or the chair of any meeting of shareholders may, but need not, at any time (including prior to, at, or subsequent to the meeting), ask questions of, and request the production of evidence from, a shareholder (including a beneficial owner), the transfer agent or such other person as the Board or the chair considers appropriate for the purposes of determining a person’s share ownership position as at the relevant record date, authority to vote and Canadian residency status. For greater certainty, the Board or the chair may, but need not, at any time:

a.	inquire into the legal or beneficial share ownership of any person as at the relevant record date and the authority of any person to vote at the meeting;

b.	inquire into the Canadian residency status of any person;

c.	request from that person production of evidence as to such share ownership position, the existence of the authority to vote and Canadian residency status.

Any such inquiry or request by the Board or the chair shall be responded to as soon as reasonably possible.

PART 6 DIRECTORS

6.1 Number.

The number of directors shall be the number fixed by the Articles, or where the Articles specify a variable number, the number shall not be less than the minimum and not more than the maximum number so specified and shall be determined

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from time to time within such limits by resolution of the Board of Directors. Subject to the Act, the Articles and any other applicable law, a majority of the directors of the Corporation shall be resident Canadians.

6.2 Advance Nomination.

a.	Subject to the Act and the Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board of Directors may be made in respect of any annual meeting of shareholders or any special meeting of shareholders, if one of the purposes for which the special meeting was called was the election of directors, called:

i.	by or at the direction of the Board, including pursuant to a notice of meeting;

ii.	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

iii.	by any person (a “Nominating Shareholder”) who: (A) at the close of business on the date of the giving of the notice provided for below in this section 6.2 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) complies with the notice procedures set forth below in this section 6.2.

b.	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder to be valid, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the principal executive offices of the Corporation.

c.	To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

i.	in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

ii.	in the case of a special meeting of shareholders (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

d.	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:
i.	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, citizenship, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and any other applicable laws; and

ii.	as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and any other applicable laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

e.	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this section 6.2; provided, however, that nothing in this section 6.2 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this section 6.2 and, if any proposed nomination is not in compliance with this section 6.2, to declare that such defective nomination shall be disregarded.

f.	Notwithstanding any other provision of this section 6.2, notice given to the Secretary of the Corporation pursuant to this section 6.2 may only be given by personal delivery, facsimile transmission or by electronic mail (at such address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) or by electronic mail (at the aforesaid address) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery, facsimile transmission or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Saskatoon time) on a day which is a business day, then such delivery, facsimile transmission or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

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g.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this section 6.2.

PART 7 MEETINGS OF DIRECTORS

7.1 Convening of Meetings.

A meeting of the Board of Directors may be convened by the Chair of the Board, the Chief Executive Officer, the President or any two (2) directors at any time, and the Secretary shall, upon direction of any of the foregoing, convene a meeting of the Board. A meeting of any Board committee may be convened by the chair of the committee or any two (2) members of the committee, and the Secretary shall, upon the direction of either of the foregoing, convene a meeting of the said committee. Except as otherwise provided by the Act and the Bylaws, the directors, either as a Board or as a committee thereof, may convene, adjourn and otherwise regulate their meetings as they think fit.

7.2 Notice.

Notice of the time and place of each meeting of the Board of Directors or any committee thereof shall be given in the manner provided in Part 13 to each director, as the case may be, not less than forty-eight (48) hours before the time when the meeting is to be held if the notice is given by personal delivery, facsimile transmission or electronic mail, or not less than ninety-six (96) hours before the time when the meeting is to be held if the notice is given by mail.

For the first meeting of the Board or any committee thereof to be held immediately following the election of directors at an annual or special meeting of shareholders, or for a meeting of the Board or committee thereof at which a director is appointed to fill a vacancy in the Board or committee, no notice of such meeting need be given to the newly elected or appointed director(s) in order for the meeting to be duly constituted, provided a quorum is present.

7.3 Waiver.

Any irregularity in a meeting or in the notice thereof may be waived by any director in any manner, and such waiver may be validly given either before or after the meeting to which such waiver relates. Waiver of any notice of a meeting cures any irregularity in the notice, any default in the giving of the notice and any default in the timeliness of the notice.

7.4 Adjournment.

Any meeting of the Board of Directors or of any committee thereof may be adjourned from time to time by the chair of the meeting to an announced time and place. The reconvened meeting following the adjournment shall be duly constituted if held in accordance with the terms of the adjournment and if a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the reconvened meeting following the adjournment. If there is no quorum present at the reconvened meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

7.5 Quorum.

Subject to the requirements under the Act, the Articles or any other applicable law requiring a minimum number of Canadian resident directors to be present, a quorum for any meeting of the Board of Directors shall consist of a majority of the directors of the Corporation.

7.6 Voting.

Questions arising at any meeting of directors shall be determined by a majority of votes of the directors present, and in the case of an equality of votes, the chair of the meeting shall not have a second or casting vote.

7.7 Chair.

The chair of any meeting of the Board shall be the Chair of the Board. If the Chair of the Board is not present at the meeting, the directors shall choose one of their number to chair the meeting.

PART 8 OFFICERS

8.1 Appointment of Officers.

The directors may from time to time, appoint one or more officers of the Corporation as the directors may determine. Subject to the provisions of the Act, the directors may by resolution designate, vary, add to or limit the duties and powers of any officer. In the absence of such designation of duties and powers, such duties and powers will be those usually incidental to the office held.

PART 9 COMMITTEES

9.1 Committees.

The Board may create, and prescribe the duties and terms of reference of, such committee or committees of directors as it may from time to time determine necessary to more effectively permit the efficient direction of the business and affairs of the Corporation. Subject to the Act, the Board may delegate to such committee or committees any of the powers of the Board; provided that any such delegation shall not limit the ability of the Board to make decisions on any subject matter so delegated. Each committee has the power to set its own procedures to regulate its meetings, including requirements for calling, holding, conducting and adjourning meetings of the committee. If no rules and procedures are made, then the rules and procedures will be the same as those applicable to the Board as set out in Part 7.

PART 10 PROTECTION AND INDEMNITY OF DIRECTORS, OFFICERS AND OTHERS

10.1 Non-Liability for Acts.

Subject to the Act, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other person, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for or on behalf of, the Corporation, or for the insufficiency or deficiency of any security in or upon which any moneys of the Corporation are invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any moneys, securities or other properties of the Corporation are lodged or deposited, or for any other loss, damage or misfortune whatever which may arise out of the execution of the duties of his office or in relation thereto.

10.2 Indemnification.

To the fullest extent permitted by the Act or otherwise by law, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, an individual who acts or acted at the Corporation’s request as a director or officer or in a similar capacity of another entity, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil,

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criminal, administrative, investigative or other proceeding in which such individual is involved because of that association with the Corporation or other entity, provided:

a.	the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

b.	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

The Corporation shall, to the fullest extent permitted by law, advance moneys to a director, officer or other individual referred to above for the costs, charges and expenses of such proceedings; provided the individual shall repay the moneys advanced if the individual does not fulfill the conditions of indemnifications set forth in (a) and (b) above.

10.3 Indemnification Agreements.

The Corporation is authorized to enter into any agreement evidencing and setting out the terms and conditions of an indemnity in favour of any of the persons referred to in section 10.2.

10.4 Director and Officer Insurance.

The Corporation is authorized to purchase, maintain or participate in insurance against the risk of its liability to indemnify pursuant to this Part 10 or otherwise.

10.5 Rights not Exclusive.

The rights of any individual to indemnification granted under the foregoing provisions of this Part 10 or by the Act are not exclusive of any other rights to which any individual seeking indemnification may be entitled under any agreement, vote of shareholders or directors, at law or otherwise.

PART 11 DIVIDENDS

11.1 Dividends.

The Board may from time to time declare, and the Corporation may pay, dividends on its issued shares to its shareholders according to their respective shareholdings in the Corporation as they appear on the Corporation’s register.

11.2 Cash Dividends.

A dividend payable in cash may be paid by electronic means, by cheque or such other method as the Board may determine, to or to the order or account of each registered holder of shares of the class or series in respect of which the dividend has been declared. If by cheque, then cheques will be mailed by pre-paid ordinary mail to such registered holder at his recorded address or to such other address as the holder directs. In the case of joint holders, unless such joint holders otherwise direct, payment will be made payable to or to the order or account of all such joint holders. The sending of the payment by electronic means, by cheque or such other method as the Board may determine as aforesaid, unless a cheque is not paid on due presentation, shall satisfy and discharge the Corporation’s liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. In the event of non-receipt of any payment by the person to whom it is sent, the Corporation may re-issue the payment on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as may be prescribed by the Board or its dividend disbursing agent from time to time. All dividends unclaimed for two (2) years after the date of declaration shall be forfeited to the Corporation.

PART 12 VOTING SECURITIES IN OTHER BODIES CORPORATE

12.1 Voting Securities in Other Bodies Corporate.

All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of such other body corporate at which such securities may be voted, in such manner and by such person or persons as the Board of Directors of the Corporation shall from time to time determine by resolution. Any two officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation instruments of proxy and/or arrange for the issuance of voting certificates and/or other evidences of the right to vote in such names as may determine without the necessity of a resolution or other action by the Board of Directors.

PART 13 NOTICES

13.1 Manner of Notice.

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the Articles, the Bylaws, any other applicable law or otherwise to a shareholder, director, officer, auditor or member of a committee of the Board shall be sufficiently given, if delivered personally to the person to whom it is to be given or if delivered to the person’s latest recorded address as shown on the records of the Corporation, or if mailed to such person at the person’s recorded address by prepaid ordinary or air mail, or if sent to such person by facsimile. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box, and a notice so sent by facsimile shall be deemed to have been given when dispatched.

The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by the Secretary to be reliable.

13.2 Electronic Delivery.

Provided the addressee has consented in writing or electronically in accordance with the Act, the Corporation may satisfy the requirement to send any notice or document referred to in section 13.1 by creating and providing an electronic document in compliance with the Act. An electronic document is deemed to have been received when it enters the information system designated by the addressee or, if the document is posted on or made available through a generally accessible electronic source, when the addressee receives notice in writing of the availability and location of that electronic document, or, if such notice is sent electronically, when it enters the information system designated by the addressee.

13.3 Notice Computation.

In computing the time when notice must be given under any provision requiring a specified number of hours’ notice of any meeting or other event, the hour of giving the notice and the hour of commencement of the meeting shall be excluded, and in computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be

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excluded and the date of the meeting or other event shall be included.

13.4 Joint Holders.

All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

13.5 Successor Bound.

Every person who by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share in the capital of the Corporation, shall be bound by every notice or other document in respect of such share which, prior to such person’s name and address being entered on the records of the Corporation, shall have been duly given to a prior holder of such share from whom the person derives his title to such share.

13.6 Signature.

The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed, or partly written, stamped, typewritten or printed.

13.7 Certificate of Officer.

A certificate of any officer of the Corporation holding office at the time of the making of the certificate or of a transfer officer or any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other document to any shareholder, director, officer, auditor or member of any committee of the Board or publication of any notice or other document shall be conclusive evidence thereof, and shall be binding on every shareholder, director, officer or auditor of the Corporation or member of any committee of the Board, as the case may be.

13.8 Common Notice.

A special meeting and an annual meeting of shareholders of the Corporation may be convened by one and the same notice, and it shall be no objection to the said notice that it only convenes the second meeting contingent on any resolution being passed by the requisite majority at the first meeting.

13.9 Errors and Omissions.

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board of Directors or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice.

PART 14 FISCAL YEAR

14.1 Fiscal Year.

The fiscal year of the Corporation shall terminate on such day in each year as the Board of Directors may from time to time by resolution determine. Until otherwise determined by the Board, the fiscal year of the Corporation shall end on December 31st in each year.

PART 15 BANKING

15.1 Banking Arrangements.

The banking and borrowing business of the Corporation or any part of it, including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies, other firms or bodies corporate as may from time to time be authorized by the Board. Such banking or borrowing business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize. This section does not limit the authority given under section 3.1.

15.2 Bank Accounts.

The bank accounts of the Corporation shall be kept with such banks, trust companies, other firms or bodies corporate as the Board may from time to time determine. The Board may appoint any person or persons as authorized signatories on any such bank accounts as it may from time to time determine.

PART 16 COMING INTO FORCE

16.1 Effectiveness.

This Bylaw shall come into force at, and be effective from, the time of its passing by the Board of Directors.

PART 17 REPEAL

17.1 Repeal.

Bylaw No. 5 of the Corporation enacted May 3, 1991 and Bylaw No. 6 of the Corporation enacted February 7, 2002, as amended November 4, 2010 and February 11, 2011, are repealed effective when this Bylaw comes into force without prejudice to any action taken thereunder prior to such repeal. All directors, officers and other persons acting under the repealed Bylaws shall continue to act as if elected or appointed under the provisions of this Bylaw. All resolutions with continuing effect of the Board, committees of the Board and shareholders shall continue in effect except to the extent inconsistent with this Bylaw.

ENACTED the 29th day of October, 2013.

AMENDED AND RESTATED the 7th day of February, 2014.

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